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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-128327

PROSPECTUS

7,000,000 Shares

Common Stock

        The selling stockholders named in this prospectus are selling 7,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount.

        Our common stock is listed on the New York Stock Exchange under the symbol "ACW." On September 29, 2005, the last sale price of our common stock as reported on the New York Stock Exchange was $13.75 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$13.25	$92,750,000
Underwriting discount	$0.5631	$3,941,700
Proceeds to selling stockholders (before expenses)	$12.6869	$88,808,300

        The underwriters expect to deliver the shares to purchasers on or about October 5, 2005.

Citigroup	Lehman Brothers

Robert W. Baird & Co.

September 30, 2005

ACCURIDE CORPORATION

Wheel & Wheel-end Components

- Steel & Aluminum Wheels
- Brake Drums
- Disc Wheel Hubs
- Rotors
- Spoke Wheels
- Slack Adjusters

Body, Chassis & Cross Member Components

- Battery / Tool Boxes
- Bumpers
- Chassis and Suspension Brackets
- Grill & Crown Assemblies
- Exhaust Stacks and Assemblies
- Fenders
- Grill Assemblies
- Hood Tops and Skins
- Windshield Frames
- Grab Handles
- Roof Skins
- Steps
- Mirror Assemblies
- Sunvisors
- Crossmembers & Assemblies
- Firewalls
- Cab / Sleeper Extenders
- Floor Boards

Fuel Tank Systems

- Fuel Tank Assemblies
- Fuel Tank Ends
- Fuel Tank Straps

Interior Components

- Air Suspension Seating Systems
- Static Seating Systems
- Dash Panel

Drivetrain Components

- Engine Castings
- Steerable Drive Axles
- Gearboxes

Driving Greater Content Per Vehicle

PROSPECTUS SUMMARY

        The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we have referred you. The following summary should be read in conjunction with the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in this prospectus. For a discussion of certain factors to be considered in connection with an investment decision, see "Risk Factors."

        Unless otherwise indicated or the context otherwise requires, the terms "Company," "we," "us," "our" and "Accuride" refer to Accuride Corporation and its subsidiaries after giving effect to the acquisition of Transportation Technologies Industries, Inc. as described on page 7, which we refer to as the "TTI merger." "TTI" refers to Transportation Technologies Industries, Inc. and its subsidiaries. When we describe historical Accuride financial information on a "pro forma as adjusted" basis, we are giving effect to the TTI merger, the sale of our new senior subordinated notes, the borrowings described on page 7 and the initial public offering of our common stock described on page 7, which we refer to collectively as the "Transactions."

Our Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2004, we generated pro forma net sales of $1,082.3 million.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components. For the year ended December 31, 2004, we sold approximately 59% of our products to heavy-and medium-duty truck and commercial trailer OEMs and approximately 22% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Our Products

        The following table provides a summary of our key products and brands:

Product Category	2004 Pro Forma As Adjusted Net Sales	% of Total Sales	Principal Product Lines	Brands
	(dollars in millions)
Commercial vehicle steel wheels	$243.3	22.5%	Steel wheels for heavy- and medium-duty vehicles	Accuride
Commercial vehicle aluminum wheels	$143.1	13.2%	Forged aluminum wheels for heavy- and medium-duty vehicles	Accuride
Wheel-end components and assemblies	$261.6	24.2%	Brake drums, disc wheel hubs, spoke wheels, disc brake rotors and automatic slack adjusters	Gunite
Truck body and chassis parts	$123.6	11.4%	Bumpers, fuel tanks, bus components and chassis assemblies, battery boxes and toolboxes, front-end crossmembers, muffler assemblies, crown assemblies and components	Imperial
Light truck wheels	$106.8	9.9%	Steel wheels for light-duty trucks	Accuride
Seating assemblies	$61.7	5.7%	Air suspension and static seating assemblies: high-back, mid-back, low-back, three-man and two-man bench seats, school bus, transit bus and mechanical seats	Bostrom
Other components	$142.2	13.1%	Accuride: military and specialty wheels Fabco: steerable drive axles and gear boxes Brillion: flywheels, transmission and engine-related housing, chassis brackets and non-powered farm equipment	Accuride, Fabco and Brillion

Total	$1,082.3	100.0%

Our Industry

        We compete in the North American commercial vehicle components industry and serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarkets. Heavy- and medium-duty trucks are used for local and long-haul commercial trucking and are classified by gross vehicle weight. The heavy-duty truck market is comprised of trucks with gross weight in excess of 33,000 lbs. and the medium-duty truck market is comprised of trucks with gross weight from 16,001 lbs. to 33,000 lbs. Demand for our products is driven by demand for these vehicles, which is itself driven largely by the following key factors:

  •
  The Economic Cycle.  Growth in the commercial vehicle industry tends to grow in-line with the broader economy. As a result, the trucking industry generally correlates with economic indicators, including gross domestic product, and industrial production indicators, such as the Industrial Production Index.

  •
  Freight Growth.  Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation (i.e., rail, pipeline, etc.), leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.2% in 2004. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking vis-à-vis other modes of transporting goods.

  •
  The Replacement Cycle.  Another key industry driver is the finite lives of commercial vehicles. Most leading national freight companies replace their vehicles every three to five years. According to America's Commercial Transportation Publications, or ACT, at the end of 2004, the average age of existing heavy-duty truck fleets reached a ten-year high of 5.9 years, relative to the ten-year average of 5.5 years. Historically, vehicle demand increases as trucking fleets revert to a normal age level for their vehicles.

        According to ACT, North American heavy-duty truck production is expected to increase from 270,408 units in 2004 to 340,928 units in 2009, a compound annual growth rate of 4.7%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace in 2004 and the first half of 2005. North American year-over-year heavy-duty net truck orders increased 89% from 2003 to 2004. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand. The medium-duty market, which tends to be less cyclical than the heavy-duty market, also improved in 2004; production is expected to increase from 240,462 units in 2004 to 266,016 units in 2009. Similar to heavy-duty trucks, there was robust demand for commercial trailers in 2004; commercial trailer sales are expected to increase from 235,953 units in 2004 to 288,963 units in 2009.

        The heavy- and medium-duty commercial vehicle components aftermarket is characterized by steady sales and higher margins than the OEM market. Demand in the aftermarket is primarily driven by the number of trucks in operation and the number of miles driven. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles (the number of miles driven multiplied by the number of tons transported) driven in the overall trucking industry, which is expected to increase steadily through 2009.

Our Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

  •
  Leading Market Positions.  We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we had approximately an 87% market share in 2004 (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we had approximately a 48% market share in 2004 (an increase from approximately a

    24% market share in 1998). The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 54% market share in 2004 in brake drums and approximately a 36% market share in 2004 in disc wheel hubs. Based on internal market data, we believe that we have the number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
  •
  Significant and Increasing Profitability through Operational Excellence.  Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. Furthermore, the TTI merger provides the opportunity to create meaningful synergies in terms of rationalizing existing costs.

  •
  Diversified Business.  We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. The following table describes our approximate 2004 pro forma net sales by product, end market and customer:

2004 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

  •
  Strong, Long-Term Customer Relationships.  We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

  •
  Significant and Growing Aftermarket Presence.  The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6% and comprised 22% of our sales for 2004. We believe that our increased penetration is a direct result of our focus on the aftermarket and that the TTI merger will provide us with a broader aftermarket distribution network to reach more customers.

  •
  Significant Barriers to Entry.  Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports.

  •
  State-of-the-Art Manufacturing Facilities.  Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products, and are strategically located within relative proximity of many of our customers.

  •
  Proven Management Team.  With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes, despite a recent industry downturn, in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader.

Our Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented over the last five years, will enable us to benefit significantly from the anticipated growth in the North American truck market. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

  •
  Focus on Operational Excellence and Efficiency.  We believe that we have a highly competitive cost structure compared with our competitors. We have maintained our gross profit margin over the past several years despite an industry-wide downturn in heavy-duty truck builds from 2000 through 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. To reduce our exposure to raw material cost increases, we have implemented a combination of price increases and surcharges.

  •
  Enhance Market Position through Organic Growth and Revenue Synergies.  We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offerings, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components.

  •
  Realize Cost Synergies from TTI Merger.  The combination of Accuride and TTI provides us with the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of corporate functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

  •
  Increase Products under Standard Supplier Arrangements.  Many of our components are designated as "standard" equipment for a majority of truck platforms at each of Freightliner, PACCAR International and Volvo/Mack. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier.

  •
  Build Upon Our Market Leading Product Portfolio.  As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio through both internal product development efforts and through select acquisitions of strategic products where strategically and financially prudent.

  •
  Expand Truck Aftermarket Penetration.  Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

  •
  Reduce Indebtedness and Leverage.  We currently anticipate applying a portion of excess cash flow in future periods towards debt reduction in order to further reduce our leverage and increase our financial flexibility. In this regard, we paid down $20 million of the outstanding balance of our new revolving loan facility on August 4, 2005.

Risks Related to Our Business

        Our business is subject to certain risks, many of which are beyond our control, including our dependence on a small number of major customers, exposure to fluctuations in the cost of raw materials and the cyclical nature of the industries and markets that we serve. Our ability to execute our business strategy is also subject to certain risks, many of which are beyond our control. These risks include those generally associated with being a manufacturer and supplier of commercial vehicle components in North America. For example, we may not be successful in implementing our strategy if unforeseen factors emerge that diminish the expected growth in the North American truck market, we experience increased pressure on our profit margins or unforeseen competing technologies emerge. In addition, the integration of TTI and any other acquired companies may not be completed successfully or lead to expected synergies. These factors could increase our vulnerability to any future downturns in the commercial vehicle components market or the economy in general. Moreover, as of June 30, 2005, on a pro forma as adjusted basis, we had an aggregate of $747.7 million of total outstanding debt and our pro forma ratio of earnings to fixed charges was 1.7x (earnings represent income before income taxes plus fixed charges; fixed charges consists of interest expense, net, including amortization of discount and financing costs and 33% of our annual operating rental expense, which management believes is representative of the interest component of rent expense). As a result of these factors or other factors described in this prospectus under "Risk Factors," we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations or financial condition. In addition, while we may successfully implement our business strategy, the benefits of these achievements may be mitigated in part or in whole if we suffer from one or more of these or other factors described in this prospectus.

Corporate Information

        We are a Delaware corporation and the address of our principal executive office is 7140 Office Circle, Evansville, Indiana 47715. Our telephone number is (812) 962-5000. Our website address is www.accuridecorp.com. Information contained on our website is not part of this prospectus.

        All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The TTI Merger and Related Transactions

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

        In connection with the TTI merger:

  •
  we sold $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as our new senior subordinated notes, in a private placement transaction and subsequently exchanged such notes with substantially equivalent notes that were registered pursuant to a registration statement on Form S-4, filed with the SEC on May 2, 2005;

  •
  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of June 30, 2005);

  •
  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

  •
  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

  •
  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

  •
  we paid approximately $39.2 million of transaction fees and expenses; and

  •
  in connection with the completion of its audit of, and the issuance of a report on (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

Initial Public Offering of Common Stock

        We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO and other available cash of $3.4 million to repay a portion of our credit facility.

        We refer to the TTI merger, the sale of our new senior subordinated notes, the borrowings under our new senior credit facilities and the IPO collectively as the Transactions.

Recent Developments

        On August 4, 2005, we paid down $20 million of the outstanding balance on our new revolving loan facility.

THE OFFERING

Common stock offered by the selling stockholders	7,000,000 shares
Purchase Option	1,050,000 shares
Total common stock to be outstanding after this offering	33,655,822 shares
Use of proceeds	We will not receive any proceeds from this offering.
Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
New York Stock Exchange Symbol	ACW

        The calculation of shares of common stock to be outstanding after this offering as presented here and throughout this prospectus, unless otherwise indicated, is based on 33,625,984 shares of our common stock outstanding on September 29, 2005 plus 29,838 shares of our common stock issuable upon the exercise of vested stock options by certain selling stockholders immediately prior to the completion of this offering. The number of shares outstanding after the offering excludes the following shares:

  •
  2,357,199 shares subject to stock options outstanding as of September 29, 2005 with a weighted average exercise price of $6.44 per share, less shares of common stock subject to stock options that, as noted above, will be exercised by certain selling stockholders in connection with this offering;

  •
  666,863 shares available for future grant or issuance under our 2005 Incentive Award Plan, which we refer to as the Incentive Plan, as of September 29, 2005; and

  •
  653,595 shares available for issuance under our Employee Stock Purchase Plan, as of September 29, 2005.

        Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares.

Risk Factors

        Investing in our common stock involves a number of material risks. For a discussion of certain risks that should be considered in connection with an investment in our common stock, see "Risk Factors."

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If any person provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted.

        The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET AND INDUSTRY DATA

        This prospectus contains market and industry data, primarily from reports published by America's Commercial Transportation Publications, or ACT, the American Trucking Association, or ATA, and from internal company surveys, studies and research related to the truck components industry and its segments as well as the truck industry in general. These data include estimates and forecasts regarding future growth in these industries, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data have been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, while believed by us to be reliable, have not been verified by any independent sources.

SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED
CONSOLIDATED FINANCIAL AND OTHER DATA

        Set forth below is summary consolidated financial and other data of Accuride and TTI and pro forma as adjusted financial and other data of Accuride at the dates and for the periods indicated. We derived the statements of operations data for the years ended December 31, 2003 and 2004 and consolidated balance sheet data as of December 31, 2003 and 2004, from Accuride's and TTI's audited financial statements. We derived the statements of operations data for the six months ended June 30, 2004 and 2005 from Accuride's and TTI's unaudited financial statements.

        The results of operations for any interim period are not necessarily indicative of the results expected for the full year or any future period. The following information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma as Adjusted Consolidated Financial Data," "Selected Historical Consolidated Financial and Other Data of Accuride" and our consolidated audited financial statements and their notes included elsewhere in this prospectus, as well as other financial information included in this prospectus.

        The summary unaudited pro forma as adjusted consolidated financial data for the year ended December 31, 2004 and six months ended June 30, 2004 and 2005 have been derived from our unaudited pro forma as adjusted consolidated financial data for the year ended December 31, 2004 and six months ended June 30, 2004 and 2005 included elsewhere in this prospectus. The unaudited pro forma as adjusted consolidated statement of operations data have been adjusted to give effect to the Transactions as if these events occurred at the beginning of the periods presented. The summary unaudited pro forma as adjusted consolidated financial data are for informational purposes only and do not purport to present what our results of operations would have been had the Transactions actually occurred on these earlier dates, nor do they project our results of operations for any future period or our financial condition at any future date.

						Pro Forma as Adjusted(a)
	Accuride Historical			Accuride Historical
			Pro Forma as Adjusted(a)
	Year Ended December 31,			Six Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
			Year Ended December 31, 2004
	2003	2004
	Restated(b)			Restated(b)
				(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$364,258	$494,008	$1,082,348	$232,032	$615,431	$511,600	$669,761
Cost of sales(c)	301,801	391,351	903,009	185,996	504,455	423,584	551,619
Gross profit(c)	62,457	102,657	179,339	46,036	110,976	88,016	118,142
Operating expenses	23,918	25,550	79,346	12,789	34,199	38,436	38,655
Income from operations(c)	38,539	77,107	99,993	33,247	76,777	49,580	79,487
Interest income (expense), net(d)	(49,877)	(36,845)	52,550	(18,221)	(48,686)	(26,336)	(47,075)
Equity in earning of affiliates(e)	485	646	646	293	386	293	386
Other income (expense), net(f)	825	108	108	(1,537)	(878)	(1,537)	(882)
Income tax (expense) benefit	1,076	(19,526)	(27,389)	(4,889)	(10,391)	(7,626)	(11,945)
Net income (loss)	(8,952)	21,490	20,808	8,893	17,208	14,374	19,971
Earnings (Loss) Per Share Data:(g)
Basic	$(0.61)	$1.47	$0.62	$0.61	$0.68	$0.43	$0.59
Diluted	(0.61)	1.41	0.60	0.59	0.66	0.42	0.58
Weighted average common shares outstanding (in thousands):
Basic	14,655	14,657	33,621	14,656	25,284	33,621	33,623
Diluted	14,655	15,224	34,511	15,037	26,026	34,334	34,365
Balance Sheet Data (at period end):
Cash and cash equivalents	$42,692	$71,843	NA	$40,879	$50,884	NA	NA
Working capital(h)	34,403	35,844	NA	54,049	124,982	NA	NA
Total assets	511,395	563,297	NA	523,714	1,230,320	NA	NA
Total debt	490,475	488,680	NA	488,627	747,725	NA	NA
Stockholders' equity (deficiency)	(66,765)	(45,781)	NA	(56,691)	153,130	NA	NA
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	176,774	270,408	270,408	119,576	171,918	119,576	171,918
Net cash provided by (used in):
Operating activities	$8,964	$58,329	N/A	10,391	4,241	N/A	N/A
Investing activities	(20,672)	(27,272)	N/A	(10,285)	(8,126)	N/A	N/A
Financing activities	13,134	(1,906)	N/A	(1,919)	(17,074)	N/A	N/A
EBITDA(i)	69,653	106,299	148,416	47,775	97,481	71,732	101,791
Unusual items (increasing) decreasing EBITDA(j)	2,061	(427)	11,211	1,777	1,636	6,013	1,640
Capital expenditures	20,261	26,421	35,496	9,858	8,126	12,820	8,708
Depreciation and amortization(k)	29,804	28,438	47,669	13,772	21,196	23,396	22,800

(a)
See "Pro Forma as Adjusted Consolidated Financial Data" on pages 34-45.

(b)
Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. In accordance with generally accepted accounting principles ("GAAP"), all prior period financial information has been restated.

(c)
Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 for which no insurance proceeds had been received, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflected

  $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim. Gross profit for the first six months of 2005 reflected costs of $1.8 million for the sale of inventory that has been adjusted to fair market value offset by $1.0 million in insurance proceeds related to the business interruption sustained at our facility in Cuyahoga Falls, Ohio.

(d)
Includes $11.3 million of refinancing costs during the year ended December 31, 2003. Includes $14.9 million of refinancing costs and $5.1 million of losses on extinguishment of debt for the six months ended June 30, 2005 related to the acquisition of TTI.

(e)
Includes our income from AOT, Inc., a joint venture in which we own a 50% interest.

(f)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments. See "Pro Forma as Adjusted Consolidated Financial Data" on pages 34-45.

(g)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding after giving retroactive effect to the 591-for-one split of our common stock. Unaudited pro forma as adjusted basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments.

(h)
Represents current assets less cash and current liabilities, excluding debt.

(i)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA as presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

			Pro Forma as Adjusted(a)			Pro Forma as Adjusted(a)
	Year Ended December 31,
			Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
	2003	2004
	Restated(b)			Restated(b)
	(dollars in thousands)
Net income (loss)	$(8,952)	$21,490	$20,808	$8,893	$17,208	$14,374	$19,971
Income tax expense (benefit)	(1,076)	19,526	27,389	4,889	10,391	7,626	11,945
Interest expense	49,877	36,845	52,550	18,221	48,686	26,336	47,075
Depreciation and amortization	29,804	28,438	47,669	13,772	21,196	23,396	22,800

EBITDA	$69,653	$106,299	$148,416	45,775	$97,481	$71,732	$101,791

(j)
Net income (loss) was affected by the unusual items presented in the following table:

			Pro Forma as Adjusted(a)			Pro Forma as Adjusted(a)
	Year Ended December 31,
			Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
	2003	2004
	Restated(b)			Restated(b)
	(dollars in thousands)
Selling, general and administrative expenses(1)	—	—	$362	—	—	280	—
Net loss on disposition of property, plant and equipment(2)	—	—	2,203	—	—	2,203	—
Chief executive officer severance(3)	—	—	3,460	—	—	—	—
Transaction-related costs(4)	—	—	3,860	—	—	—	—
Business interruption costs(5)	$2,157	$(319)	(319)	240	(995)	240	(995)
Strike avoidance costs(6)	444	—	—	—	—	—	—
Other unusual items(7)	285	—	—	—	—	—	—
Items related to Accuride's credit agreement(8)	(825)	(108)	(108)	1,537	878	1,537	882
Inventory adjustment(9)	—	—	1,753	—	1,753	1,753	1,753

Unusual items (increasing) decreasing EBITDA	$2,061	$(427)	$11,211	$1,777	$1,636	$6,013	$1,640

  (1)
  TTI's selling, general and administrative expenses in 2004 included $0.4 million related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering. TTI's selling, general and administrative expenses for the six months ended June 30, 2004 included $0.3 million related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

  (2)
  In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

  (3)
  In August 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

  (4)
  Transaction related costs include $2.9 million of TTI's expenses related to the aborted initial public offering in 2004, and $1.0 million of expenses related to the merger in 2004.

  (5)
  Business interruption costs for 2003 included $2.2 million of cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire. Business interruption costs for the six months ended June 30, 2004 included $0.2 million of additional cost associated with the fire damage and resulting business interruption at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2005 included $1.0 million in insurance proceeds related to our business interruption sustained at our facility in Cuyahoga Falls, Ohio.

  (6)
  In 2003, we incurred $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania.

  (7)
  Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

  (8)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial convenants in Accuride's senior debt facility. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement in 2004 included currency gain and other income of $0.1 million. Items related to our credit agreement for the six months ended June 30, 2004 included currency losses and other income and expenses of $1.5 million. Items related to our credit agreement for 2005 included currency losses and income and expenses of $0.9 million.

  (9)
  Cost of sales in 2004 and 2005 included $1.8 million to reflect the sale of inventory that has been adjusted to fair market value as part of the TTI merger.

(k)
Effective January 1, 2002, Accuride adopted Statement of Financial Accounting Standard, or SFAS, No. 142, "Accounting for Goodwill and Other Intangible Assets." No goodwill amortization was recorded during the years ended December 31, 2003 and 2004 and the six months ended June 30, 2004 and 2005.

	TTI Historical
	Year Ended December 31,
	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Net sales	$440,009	$588,340
Cost of sales	368,931	512,624
Gross profit	71,078	75,716
Selling, general and administrative expenses	38,896	39,744
Other operating expenses (credits), net	(9,236)	9,523

Income from operations	41,418	26,449
Interest expense, net	40,362	31,928
Other (income) expense, net	(8,693)	10,655
Income taxes expense (benefit)	6,248	(1,229)

Net income (loss) from continuing operations	3,501	(14,905)

Net income (loss) before preferred dividends	3,501	(14,905)
Preferred dividends	17,769	31,075

Net income (loss) available for common shareholders	$(14,268)	$(45,980)

Balance Sheet Data (at year end):
Cash and cash equivalents	$—	$1,150
Working capital(a)	32,988	36,720
Total assets	450,744	476,847
Total debt	309,129	325,238
Stockholders' equity	19,769	2,000
Other Financial and Operating Data:
North American heavy-duty truck production (units)	176,774	270,408
Net cash provided by (used in):
Operating activities	$7,846	$4,684
Investing activities	(8,393)	(9,075)
Financing activities	(13,538)	5,541
EBITDA(b)	66,964	40,130
Unusual items (increasing) decreasing EBITDA(c)	(18,826)	9,885
Capital expenditures	15,044	9,075
Depreciation and amortization	15,546	13,681

(a)
Represents current assets less cash and current liabilities, excluding debt.

(b)
EBITDA is a non-GAAP financial measure and is defined as net income (loss) before discontinued operations and the cumulative effect of accounting changes plus (1) depreciation and amortization, (2) interest expense, net of interest income, (3) loss on debt extinguishment and (4) income taxes. TTI relies on EBITDA as the primary measure to review and assess its operating performance and its management teams. Management and investors also review EBITDA to evaluate TTI's overall performance and to compare TTI's current operating results with corresponding periods and with other companies in the truck components industry. We believe that it is important and useful to investors to provide disclosure of TTI's operating results on the same basis as that used by TTI's management. TTI also believes that it can assist investors in comparing its performance to that of other companies on a consistent basis without regard to items that may not exist or do not directly affect its operating performance. You should not consider EBITDA in isolation or as a substitute for net income or cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented here may differ from and may not be comparable to similarly titled measures used by other companies.

Set
forth below is a reconciliation of TTI's net income (loss) to EBITDA:

	Year Ended December 31,
	2003	2004
	(dollars in thousands)
Net income (loss) before preferred dividends	$3,501	$(14,905)
Depreciation and amortization	15,546	13,681
Interest expense, net of interest income	39,866	31,928
Loss on debt extinguishment	1,803	10,655
Income tax expense (benefit)	6,248	(1,229)

EBITDA	$66,964	$40,130

(c)
TTI's net income (loss) was affected by the following unusual items:

	Year Ended December 31,
	2003	2004
Selling, general and administrative expenses(1)	$410	$362
Other operating expenses:
Reduction in estimated environmental remediation liability(2)	(6,636)	—
Net (gain) loss on disposition of property, plant and equipment(3)	(2,600)	2,203
Severance of former chief executive officer(4)	—	3,460
Other (income) expense, net:
Gain on sale of rail assets(5)	(10,000)	—
Transaction-related costs(6)	—	3,860

Unusual items (increasing) decreasing EBITDA	$(18,826)	$9,885

  (1)
  Selling, general and administrative expenses included $0.3 million for management bonuses related to the exchange of subordinated debt for preferred stock in December 2003 and $0.4 million in 2004, related to professional fees primarily for the 2001 audit performed in connection with TTI's proposed initial public offering.

  (2)
  In early 2003, TTI undertook a review, with assistance from third-party specialists, of its environmental exposures. The review indicated that there was a substantial reduction in TTI's probable exposure at identified sites due primarily to the inactive status or closure of many of the sites and consent decrees obtained at certain of the sites. Accordingly, TTI reduced its reserves relating to the sites by $6.6 million.

  (3)
  On October 30, 2003, TTI sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million. This $3.7 million gain was offset by losses on dispositions of fixed assets of $1.1 million. In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

  (4)
  In August of 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

  (5)
  TTI recorded gains from the sale of its residual ownership interest in its former rail car business of $10.0 million in 2003.

  (6)
  Transaction related costs include $2.9 million of expenses related to the aborted initial public offering in 2004 and $1.0 million of expenses related to the TTI merger in 2004.

RISK FACTORS

        You should carefully consider the following factors, in addition to other information included in this prospectus, before investing in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

  We are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers.

        Sales, including aftermarket sales, to Freightliner, PACCAR, International and Volvo/Mack constituted approximately 16%, 15%, 15% and 10%, respectively, of our 2004 pro forma net sales. No other customer accounted for more than 8% of our pro forma net sales during this period. The loss of any significant portion of sales to any of our major customers could have a material adverse effect on our business, results of operations or financial condition.

        We are a standard supplier on a majority of truck platforms at each of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as a standard component may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations or financial condition.

        We are continuing to engage in efforts intended to improve and expand our relations with each of Freightliner, PACCAR, International and Volvo/Mack. We have supported our position with these customers through direct and active contact with end users, trucking fleets and dealers, and have located certain of our sales personnel in offices near these customers and most of our other major customers. We cannot assure you that we will maintain or improve our customer relationships, whether these customers will continue to do business with us as they have in the past or whether we will be able to supply these customers or any of our other customers at current levels. The loss of a significant portion of our sales to Freightliner, PACCAR, International or Volvo/Mack could have a material adverse effect on our business, results of operations or financial condition. In addition, the delay or cancellation of material orders from, or problems at, Freightliner, PACCAR, International or Volvo/Mack or any of our other major customers could have a material adverse effect on our business, results of operations or financial condition.

  Increased cost of raw materials and purchased components may adversely affect our business, results of operations or financial condition.

        Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials and purchased components that are beyond our control. Our operations require substantial amounts of raw steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for a material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seeks bankruptcy relief or otherwise cannot continue its business as anticipated or we cannot renew our supply contracts on favorable terms, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us, which at times may be more pronounced during periods of higher truck builds, may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition.

        We use substantial amounts of raw steel and aluminum to produce wheels and rims. Although raw steel is generally available from a number of sources, we have obtained favorable sourcing by negotiating and entering into high-volume contracts with third parties with terms ranging from one to three years. We obtain raw steel and aluminum from various third-party suppliers. We cannot assure you that we will be successful in renewing our supply contracts on favorable terms or at all. A substantial interruption in the supply of raw steel or aluminum or inability to obtain a supply of raw steel or aluminum on commercially desirable terms could have an adverse effect on our business, results of operations or financial condition. We are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of raw steel or aluminum may have a material adverse effect on our business, results of operations or financial condition.

        Steel scrap and pig iron are also major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron which is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition. See "Business—Raw Materials and Suppliers."

  Our business is affected by the cyclical nature of the industries and markets that we serve.

        The heavy- and medium-duty truck and truck components industries, the heavy-duty truck OEM market and, to a lesser extent, the medium-duty truck OEM market and the heavy- and medium-wheel and light-wheel industries are highly cyclical. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending, fuel costs and our customers' inventory levels and production rates. These industries and markets are particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by trucks. Economic downturns in the industries or markets that we serve generally result in reduced sales of our products, which could lower our profits and cash flows. In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in decreased demand for our products and could have a material adverse effect on our business, results of operations or financial condition. Additionally, higher energy costs may negatively impact customer demand for our products.

  Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business, results of operations or financial condition.

        We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

  We may be unable to integrate TTI and other acquired companies successfully.

        Integrating TTI and any future acquired business requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Furthermore, integrating TTI or any business acquired in the future involves a number of special risks, some or all of which could have a material adverse effect on our business, results of operations or financial condition. These risks include:

  •
  unforeseen operating difficulties and expenditures associated with managing a substantially larger, broader and more geographically diverse organization;

  •
  difficulties in assimilating acquired personnel, operations and technologies;

  •
  challenges in implementing appropriate systems, policies, benefits and compliance programs;

  •
  impairment of goodwill and other intangible assets;

  •
  diversion of management's attention from ongoing development of our business or other business concerns;

  •
  potential loss of customers;

  •
  failure to retain key personnel of the acquired businesses;

  •
  the use of substantial amounts of our available cash; and

  •
  the incurrence of additional indebtedness.

        Any one or a combination of these factors may cause our revenues or earnings to decline and we cannot assure you that we will be able to maintain or enhance the profitability of TTI or any acquired business or consolidate its operations to achieve cost savings.

        In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material averse effect on our business, results of operations or financial condition.

  As a result of the TTI merger, we are a substantially larger and broader organization, and if our management is unable to manage the larger organization, our operating results will suffer.

        As a result of the TTI merger, our workforce increased from approximately 1,800 employees to over 4,800 employees based at 17 locations in North America and we do not presently anticipate any layoffs in connection with the TTI merger. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to successfully manage the substantially larger organization, or any significant delay in achieving successful management, could have a material adverse effect on our business, results of operations or financial position.

  TTI's independent auditors have indicated to us that in connection with their audit of TTI's financial statements they believe there were material weaknesses in TTI's internal controls for the year ended December 31, 2004. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition and stock price.

        In connection with the completion of its audit of, and the issuance of a report on (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. The material weaknesses noted include: (1) weaknesses related to field level controls at TTI's Gunite and Brillion locations, which demonstrated local managements' lack of consistent understanding and compliance with TTI's policies and procedures and which included errors that resulted in certain book to physical inventory adjustments; and (2) a weakness related to the corporate level financial reporting, which consisted of the failure to adequately review the work of a third party actuarial consultant requiring an adjustment to our workers' compensation liability. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

        In response to the material weaknesses identified by Deloitte & Touche LLP with respect to TTI's internal control over financial reporting, management has implemented additional procedures and controls to remediate the material weaknesses. Actions taken by management to remediate the material weaknesses with respect to TTI include: (i) monitoring compliance with TTI's policies and procedures at the operating locations; (ii) developing targeted site reviews for locations that possess the weakest records of complying with TTI's policies and procedures; and (iii) reviewing all assumptions and data provided to TTI by third party service providers. Management has also named a Director of Internal Audit to oversee and follow up on improvements. However, if not properly implemented, these measures may not completely eliminate the material weaknesses identified. The existence of one or more material weaknesses or reportable conditions could result in errors in or restatements of our financial statements and inhibit the Company's ability to produce reliable financial reports, which may cause investors to lose confidence in the Company's reported financial information and have a material adverse effect on the Company's business and stock price.

  We operate in highly competitive markets.

        The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies, that are larger and have greater financial and other resources than we do.

        Our products may not be able to compete successfully with the products of our competitors. In addition, our competitors may foresee the course of market development more accurately than we do,

develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. As a result, our products may not be able to compete successfully with their products. In addition, OEMs may expand their internal production of wheels, shift sourcing to other suppliers or take other actions that could reduce the market for our products and have a negative impact on our business. We may encounter increased competition in the future from existing competitors or new competitors. We expect these competitive pressures in our markets to remain strong. See "Business—Competition."

        In addition, potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete. Foreign truck components suppliers may in the future increase their currently modest share of the markets for truck components in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or international demand for trucks and/or truck components decreases, an increase of truck component imports into the United States may occur, which could have a material adverse effect on our business, results of operations or financial condition.

  We face exposure to foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our profitability may change.

        In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, particularly with respect to the Canadian dollar. We use forward foreign exchange contracts, and other derivative instruments designated as hedging instruments under SFAS No. 133, to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At June 30, 2005, we had open foreign exchange forward contracts of $25.1 million. Factors that could further impact the risks associated with changes in foreign exchange rates include the accuracy of our sales estimates, volatility of currency markets and the cost and availability of derivative instruments. A 10% adverse change in currency exchange rates for the foreign currency collar options held at June 30, 2005 would have a negative impact of approximately $2.5 million on the fair value of such instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Risk."

  We may not be able to continue to meet our customers' demands for our products and services.

        We must continue to meet our customers' demand for our products and services. However, we may not be successful in doing so. If our customers' demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and/or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations or financial condition.

        In addition, it is important that we continue to meet our customers' demands in the truck components industry for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations for the truck components industry has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers' demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers' demand for product innovation.

  Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

        We manufacture our products at 17 locations and provide logistical services at six just-in-time sequencing facilities in the United States. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

  We may incur potential product liability, warranty and product recall costs.

        We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

  Work stoppages or other labor issues at our facilities or at our customers' facilities could adversely affect our operations.

        As of June 30, 2005, approximately 47% of our workforce was represented by unions. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged work stoppage or strike at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations or financial condition. In addition, certain of our facilities have separate agreements covering the workers at each such facility and, as a result, we have collective bargaining agreements with several different unions. These collective bargaining agreements have multi-year terms and expire at various times over the next few years, with the exception of our union contract with our hourly employees at our Monterrey, Mexico facility, which is renewed on an annual basis. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations or financial condition. In June 2004, certain employees at our Cuyahoga Falls, Ohio facility elected to be represented by United Auto Workers. The initial contract continues to be under negotiation, and the Company understands that there was a vote to authorize a strike at this facility. It is not possible to predict whether a strike or some other outcome will occur. If there is a strike, the Company does not expect there to be a material adverse effect on operations. See "Business—Employees and Labor Unions."

        In addition, if any of our customers experiences a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations or financial condition.

  We are subject to a number of environmental rules and regulations that may require us to make substantial expenditures.

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of June 30, 2005, we had an environmental reserve of approximately $2.8 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007. See "Business—Environmental Matters."

  We might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property.

        The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. Although we have not had litigation with respect to such matters in the past, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business, results of operations or financial condition. See "Business—Intellectual Property."

  Litigation against us could be costly and time consuming to defend.

        We are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes and product liability claims arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources, which could adversely affect our business, results of operations or financial condition.

  If we fail to retain our executive officers, our business could be harmed.

        Our success largely depends on the efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly benefit us. The loss of any one of them, in particular Mr. Keating, who joined Accuride in December 1996, could have a material adverse effect on our business, results of operations or financial condition. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel.

  Certain senior management employees have entered into potentially costly severance arrangements with us.

        Certain of our senior management employees have entered into potentially costly severance arrangements with us. For example, in connection with the TTI merger, we entered into an employment agreement with Mr. Weller providing, among other things, that in the event of the termination of his employment "without cause" or for "good reason" (as defined therein) at any time prior to August 2, 2007, Mr. Weller would receive, in addition to certain other benefits, a lump sum payment equal to two times his base salary and the greater of his target bonus under the Accuride annual incentive compensation plan, his target bonus in 2004 from TTI or the average bonus he received for each of 2002, 2003 and 2004 from TTI. Based on his current base salary and his 2004 target TTI bonus, this severance amount would be approximately $1,815,000. Additionally, the employment agreement of Mr. Weller contains three year post-employment non-compete and non-solicitation provisions of either customers or employees for which Mr. Weller will receive a lump sum payment equal to his base salary and target bonus for the year of his termination. See "Management—Employment Agreements."

        Severance agreements with certain other senior management employees provide that in the event of any such employee's termination "without cause" or for "good reason" (as defined therein) we will pay such employee one year's base salary. As of December 31, 2004, in the event we terminated Mr. Keating, Mr. Murphy, Mr. Armstrong, Ms. Hamme or Mr. Taylor, we would have to make cash payments of $365,137, $296,480, $209,885, $187,355 and $177,850, respectively. See "Management—Severance Agreements."

        In addition, we have entered into change in control agreements with certain senior management employees, including, Mr. Keating, Mr. Murphy, Mr. Armstrong, Ms. Hamme and Mr. Taylor that provide for significant severance payments in the event such employee's employment with us is terminated within 18 months of a change in control or partial change in control (each as defined in the agreement) either by the employee for good reason or by us for any reason other than cause, disability, normal retirement or death. A change in control under these agreements includes any transaction or series of related transactions as a result of which at least a majority of our voting power is not held, directly or indirectly, by the persons or entities who held our securities with voting power before such transactions and KKR has liquidated at least 50% of its equity investment valued at such time for cash consideration. These agreements would make it costly for us to terminate certain of our senior management employees and such costs may also discourage potential acquisition proposals, which may negatively affect our stock price. See "Management—Severance Agreements."

  Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

        Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We cannot assure you that we will be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive or that certain of our products will not, as a result, become obsolete or less attractive to our customers.

  The reliability of market and industry data included in this prospectus may be uncertain.

        This prospectus contains market and industry data, primarily from reports published by ACT, ATA and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to heavy- and medium-duty truck production, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. We have not independently verified the data or any of the assumptions on which any estimates or forecasts are based. Similarly, internal company surveys, studies and research, which while we believe to be reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business, results of operations or financial condition.

Other Risks Related to Our Business

  Our substantial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

        As of June 30, 2005, our indebtedness was $747.7 million. Our substantial level of indebtedness could have important negative consequences to you and us, including:

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  we may have difficulty satisfying our obligations with respect to our indebtedness;

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  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

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  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

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  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

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  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

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  our leverage could place us at a competitive disadvantage compared to our competitors that have less debt;

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  we may not have sufficient funds available, and our debt level may restrict us from raising the funds necessary, to repurchase all of our new senior subordinated notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the new senior subordinated notes; and

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  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

        You should also be aware that certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. As of June 30, 2005, the carrying value of our total debt was $747.7 million, of which $472.7 million, or approximately 63%, was subject to variable interest rates. However, as of June 30, 2005, interest rate swaps of $250.0 million were outstanding. Under the terms of the interest rate swaps, we agreed with the counterparty to exchange, at specified intervals, the difference between 3.55% from March 2005 through March 2006, 4.24% from March 2006 through March 2007, and 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The interest rate swaps commenced in February 2005 and mature in March 2008. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same. See "Selected Historical Consolidated Financial and Other Data of Accuride."

  Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our new senior credit facilities and the indenture governing our new senior subordinated notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. As of June 30, 2005, the revolving credit facility under our new senior credit facilities provides for additional borrowings of up to $95 million under our U.S. revolving credit facility and $5 million under our Canadian revolving credit facility. To the extent new debt is added to our and our subsidiaries' current debt levels, the risks described above would increase.

  To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facilities and new senior subordinated notes, on commercially reasonable terms or at all.

  We are subject to a number of restrictive covenants which, if breached, may restrict our business and financing activities.

        Our new senior credit facilities and the indenture governing our new senior subordinated notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

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  incur additional debt;

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  pay dividends and make distributions;

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  issue stock of subsidiaries;

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  make certain investments;

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  repurchase stock;

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  create liens;

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  enter into affiliate transactions;

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  enter into sale-leaseback transactions;

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  merge or consolidate; and

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  transfer and sell assets.

        In addition, our new senior credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including our new senior subordinated notes, while borrowings under our new senior credit facilities are outstanding. Our new senior credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        If we are unable to comply with the restrictions contained in the credit facilities, the lenders could:

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  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

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  require us to apply all of our available cash to repay the borrowings; or

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  prevent us from making debt service payments on the senior subordinated notes;

any of which would result in an event of default under our new senior subordinated notes. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our new senior credit facilities, which constitutes substantially all of our and our subsidiaries' assets. Although holders of the senior subordinated notes could accelerate the notes upon the acceleration of the obligations under our credit facilities, we cannot assure you that sufficient assets will remain after we have paid all the borrowings under our new senior credit facilities and any other senior debt to repay the senior subordinated notes.

Risks Related to the Offering and Our Common Stock

  Future sales of our common stock may depress our stock price.

        The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

        There will be 33,655,822 shares of our common stock outstanding immediately after the offering. All of the 7,000,000 shares of our common stock sold in the offering and the 11,000,000 shares of our common stock sold in our IPO will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. After the offering, approximately 15,652,525 shares of common stock will be either "restricted securities" or affiliate securities as defined in Rule 144. Subject to the 90-day lock-up agreements and the 30-day lock-up agreements with the underwriters and other transfer restrictions under shareholders agreements, if any, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144. Approximately 13,874,761 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules. Immediately after the offering, approximately 277,688 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). Upon the expiration of the 30 day lock-up period, approximately 1,472,509 additional shares will be eligible for sale under Rule 144(k); and upon the expiration of the 90 day lock-up period, approximately 27,567 additional shares will be eligible for sale under Rule 144(k). See "Shares Eligible for Future Sale—Sales of Restricted Shares."

        We, the selling stockholders, our directors and certain of our executive officers will enter into 90-day lock-up agreements with the underwriters. Certain of our executive officers and certain stockholders who are not selling shares in connection with this offering will enter into 30-day lock-up agreements with the underwriters and, with respect to shares that such executive officers could have sold in this offering pursuant to certain registration rights, such executive officers will enter into 90-day lock-up agreements with the underwriters. The lock-up agreements will prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements will be subject to certain exceptions. The lock-up agreements are contractual agreements, and Citigroup Global Markets Inc. and Lehman Brothers Inc., at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow certain stockholders to sell shares of common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        We have also entered into an amended registration rights agreement in connection with the TTI merger providing for customary demand and piggyback registration rights to certain of our principal stockholders. Such agreement provides certain affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, and certain affiliates of Trimaran Capital Partners, or Trimaran, with the right to cause us to register the sale of their shares of our common stock in the future. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." In addition, shares of our common stock are reserved for future issuance upon the exercise of stock options. We may also issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then-outstanding common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock.

  Possible volatility in our stock price could negatively affect us and our stockholders.

        The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

        In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could negatively affect our business, results of operations or financial condition.

  Our ability to pay dividends on our common stock will be limited.

        Under Delaware law, we may pay dividends, in cash or otherwise, only if we have surplus in an amount at least equal to the amount of the relevant dividend payment. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our new senior credit facilities and the indenture governing our new senior subordinated notes will restrict our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. We do not intend to pay dividends on our common stock for the foreseeable future. See "Dividend Policy."

  Our principal stockholders, executive officers and directors own a large percentage of our common stock and will be able to control substantially all corporate decisions.

        Immediately after the offering, our principal stockholders will beneficially own, in the aggregate, approximately 40.0% of our outstanding common stock, including 25.2% and 11.4% of our outstanding common stock beneficially owned by KKR and entities affiliated with Trimaran Investments II, L.L.C., respectively, and our executive officers and directors will beneficially own, in the aggregate, approximately 40.0% of our outstanding common stock. Our principal stockholders, executive officers and directors will together beneficially own approximately 40.0% of our outstanding common stock (taking into account that some shares are considered beneficially owned by both principal stockholders and executive officers). In addition, immediately after the offering, KKR and entities affiliated with Trimaran Investments II, L.L.C. each have the right to appoint two and one members of our board of directors, respectively. As a result, our principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by our stockholders, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets, and they may do so in a manner with which you may not agree or which may be adverse to your interests. For example, they could (1) cause our company to enter into transactions with their affiliates that are adverse to our interests or (2) cause us to redeem or make payments on securities owned by them. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. See "Principal Stockholders and Selling Stockholders," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock—Common Stock."

  Provisions of our charter documents and the General Corporation Law of Delaware may inhibit a takeover, which could negatively affect our stock price.

        Provisions of our charter documents and the General Corporation Law of Delaware, the state in which we are organized, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. Our certificate of incorporation and bylaws provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions that could make it more difficult for stockholders to effect certain corporate actions include:

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  the sole power of a majority of the board of directors to fix the number of directors and to fill any vacancy on the board of directors;

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  limitations on the removal of directors; and

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  the inability of stockholders to act by written consent or to call special meetings.

        See "Description of Capital Stock." These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" in the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business" sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The "Risk Factors" section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

TTI MERGER

        On December 24, 2004, Accuride, Amber Acquisition Corp., a wholly-owned subsidiary of Accuride, TTI, the persons listed on Annex I to the merger agreement, whom we refer to as the signing stockholders, and Andrew Weller, Jay Bloom and Mark Dalton, as the TTI Stockholder Representatives, entered into an agreement and plan of merger, which was amended on January 28, 2005. We refer to the agreement and plan of merger, as amended, as the merger agreement. Pursuant to the merger agreement, on January 31, 2005, Accuride acquired TTI through the merger of Amber Acquisition Corp., a wholly-owned subsidiary of Accuride, with and into TTI, with TTI continuing as the surviving corporation, which we refer to as the TTI merger.

        At the effective time of and as a result of the TTI merger, (1) each share of TTI common stock, TTI Series D Preferred Stock and TTI Series E Preferred Stock was converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement, (2) each share of TTI Series A Preferred Stock and TTI Series C Preferred Stock was converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement and the right to receive a certain number of additional shares of our common stock contingent upon the occurrence of certain events, (3) all shares of common stock and preferred stock held in the treasury of TTI, or any of its subsidiaries, were cancelled and retired, (4) each outstanding option to purchase TTI common stock was terminated and (5) each outstanding warrant to purchase TTI common stock was terminated. Certain holders of TTI's common stock and preferred stock received cash from TTI in exchange for their interests in TTI prior to the closing. The number of shares of common stock issued by us to holders of preferred and common stock of TTI in connection with the TTI merger was 7,964,236.

        On February 1, 2005, our board of directors was increased from four to seven members, consisting of the four Accuride directors, Messrs. Fisher, Greene, Goltz and Keating, and three former directors of TTI, Messrs. Bloom, Dalton and Weller. On March 3, 2005, our board of directors was increased from seven to eight members and James C. Momtazee was appointed as the eighth director. Our board of directors has subsequently been increased to ten members with the addition of Charles E. Mitchell Rentschler and Donald C. Roof. Mr. Keating serves as President and Chief Executive Officer of the combined company and Mr. Murphy continues to serve as our Chief Financial Officer. Mr. Weller, former President and Chief Executive Officer of TTI, now serves as Executive Vice President of Accuride in charge of Components Operations and Integration.

Initial Public Offering of Common Stock

        We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO and other available cash of $3.4 million to repay a portion of our credit facility.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock in this offering. The selling stockholders will receive all of the proceeds from this offering, less the underwriting discount.

MARKET PRICE OF COMMON STOCK

        Our common stock began trading publicly on the New York Stock Exchange on April 26, 2005 and is traded under the symbol "ACW." Prior to that date, there was no public market for our common stock. As of September 29, 2005, we had 144 stockholders of record. The following table sets forth the high and low closing sale prices of the common stock during 2005.

	High	Low
Fiscal Year Ended December 31, 2005
Second Quarter (beginning April 26, 2005)	$11.00	$8.67
Third Quarter (through September 29, 2005)	$15.60	$10.42

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings and we do not anticipate paying any cash dividends on our common stock. In addition, our new senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries.

CAPITALIZATION

        The following table sets forth our cash position and capitalization as of June 30, 2005.

        This table should be read in conjunction with our consolidated financial statements and the notes to the financial statements appearing elsewhere in this prospectus. See "Selected Historical Consolidated Financial and Other Data of Accuride" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of June 30, 2005
(unaudited) (dollars in thousands)
Cash and cash equivalents	$50,884

Long-term debt (including current portion):
Revolving credit facilities(a)	$25,000
Term credit facility	444,625
Senior subordinated notes	275,000
Other debt	3,100

Total long-term debt (including current portion)	$747,725

Stockholders' equity (deficiency)
Preferred stock (par value)	—
Common stock (par value) and additional paid-in-capital	$233,648
Treasury stock	(735)
Accumulated deficit	(67,811)
Accumulated other comprehensive loss	(11,972)

Total stockholders' equity	153,130

Total capitalization	$900,855

(a)
Our new senior credit facilities provide for borrowings of up to $95.0 million under our U.S. revolving credit facility and $30.0 million under our Canadian revolving credit facility. As of June 30, 2005, we had revolving loans outstanding of $25.0 million. On August 4, 2005, we repaid $20 million of the outstanding balance on our revolving credit facility.

PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA

Unaudited Pro Forma as Adjusted Consolidated Statements of Income

        The unaudited pro forma as adjusted consolidated statements of income have been derived from the application of pro forma adjustments to the historical consolidated financial statements of Accuride and TTI and should be read in conjunction with those consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this prospectus. The unaudited pro forma as adjusted consolidated statements of income are not necessarily indicative of the results that would have actually occurred if the Transactions had been in effect on the dates indicated below or that may occur in the future.

        The accompanying unaudited pro forma as adjusted consolidated statements of income for the year ended December 31, 2004 and the six months ended June 30, 2004 and 2005 give effect on a pro forma as adjusted basis to the Transactions, as described on page 7 of this prospectus, as if they were consummated at the beginning of the periods presented. The unaudited pro forma adjustments and allocation of purchase price are preliminary pending the resolution of certain employee matters and finalization of transaction costs. Accordingly, the actual allocation of purchase price and the resulting effect on income from operations may differ from the pro forma amounts included herein. The unaudited pro forma as adjusted financial information is presented for informational purposes only.

        Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. In accordance with generally accepted accounting principles ("GAAP"), all prior period financial information has been restated.

Unaudited Pro Forma as Adjusted Consolidated Statement of Income
Year Ended December 31, 2004

	Accuride Historical (Restated)	TTI Historical	Adjustments Acquisitions		Notes	Adjustments Financing		Notes	Adjustments IPO		Notes	Pro Forma as Adjusted
NET SALES	$494,008	$588,340	$			$			$			$1,082,348
COST OF GOODS SOLD	391,351	512,624		1,121 1,753 (3,840)	a(i) a(ii) a(iii)							903,009

GROSS PROFIT	102,657	75,716		966			—					179,339
OPERATING EXPENSES:
Selling, general and administrative	25,550	39,744		142 4,287 100	a(i) a(iv) a(ix)		—					69,823
Severance expense for former CEO	—	3,460										3,460
Merger costs		952										952
Loss on disposition of P, P&E	—	2,203										2,203
Failed IPO expense		2,908										2,908

INCOME FROM OPERATIONS	77,107	26,449		(3,563)			—					99,993
OTHER INCOME (EXPENSE):
Interest income	244	—										244
Interest (expense)	(37,089)	(31,928)					2,458 8,531	a(v) a(vi)		5,159 75	a(x) a(xi)	(52,794)
Loss on debt extinguishment		(10,655)					10,655	a(vii)
Equity in earnings of affiliates	646	—										646
Other income (expense), net	108	—										108

INCOME (LOSS) BEFORE INCOME TAXES	41,016	(16,134)		(3,563)			21,644			5,234		48,197
INCOME TAX PROVISION (BENEFIT)	19,526	(1,229)		(1,390)	a(viii)		8,441	a(viii)		2,041	a(viii)	27,389

NET INCOME (LOSS)	$21,490	$(14,905)		$(2,173)			$13,203			$3,193		$20,808

Preferred stock dividends	—	(31,075)										—
Net income (loss) available to common stockholders	$21,490	$(45,980)										$20,808

Weighted average common shares outstanding-basic	14,656,948	2,674,418										33,621,184
Basic earnings (loss) per share	$1.47	$(17.19)										$0.62
Weighted average common shares outstanding-diluted	15,224,332	2,674,418										34,510,930
Diluted earnings (loss) per share	$1.41	$(17.19)										$0.60

See Notes to Unaudited Pro Forma as Adjusted Consolidated Statements of Income.

Unaudited Pro Forma as Adjusted Consolidated Statement of Income
Six Months Ended June 30, 2004

	Accuride Historical (Restated)	TTI Historical	Adjustments Acquisitions		Notes	Adjustments Financing		Notes	Adjustments IPO		Notes	Pro Forma as Adjusted
NET SALES	$232,032	$279,568	$			$			$			$511,600
COST OF GOODS SOLD	185,996	236,189		378 1,753 (732)	b(i) b(ii) b(iii)							423,584

GROSS PROFIT	46,036	43,379		(1,399)			—			—		88,016
OPERATING EXPENSES:
Selling, general and administrative	12,789	21,148		138 2,108 50	b(i) b(iv) b(ix)		—			—		36,233
Loss on disposition of P, P&E	—	2,203										2,203

INCOME FROM OPERATIONS	33,247	20,028		(3,695)			—			—		49,580
OTHER INCOME (EXPENSE):
Interest income	55	—										55
Interest (expense)	(18,276)	(16,182)					1,465 3,984	b(v) b(vi)		2,580 38	b(x) b(xi)	(26,391)
Loss on debt extinguishment	—	(10,655)					10,655	b(viii)				—
Equity in earnings of affiliates	293	—										293
Other income (expense), net	(1,537)	—										(1,537)

INCOME (LOSS) BEFORE INCOME TAXES	13,782	(6,809)		(3,695)			16,104			2,618		22,000
INCOME TAX PROVISION (BENEFIT)	4,889	(3,124)		(1,441)	b(vii)		6,281	b(vii)		1,021	b(vii)	7,626

NET INCOME (LOSS)	$8,893	$(3,685)		$(2,254)			$9,823			$1,597		$14,374

Preferred stock dividends	—	(14,902)										—
Net income (loss) available to common stockholders	$8,893	$(18,587)										$14,374
Weighted average common shares outstanding-basic	14,656,445											33,620,681
Basic earnings (loss) per share	$0.61											$0.43
Weighted average common shares outstanding-diluted	15,037,204											34,333,594
Diluted earnings (loss) per share	$0.59											$0.42

See Notes to Unaudited Pro Forma as Adjusted Consolidated Statements of Income.

Unaudited Pro Forma as Adjusted Consolidated Statement of Income
Six Months Ended June 30, 2005

	Accuride Historical	TTI Historical	Adjustments Acquisitions		Notes	Adjustments Financing		Notes	Adjustments IPO		Notes	Pro Forma as Adjusted
NET SALES	$615,431	$54,330	$			$			$			$669,761
COST OF GOODS SOLD	504,455	47,010		154	c(i)							551,619

GROSS PROFIT	110,976	7,320		(154)			—			—		118,142
OPERATING EXPENSES:
Selling, general and administrative	34,199	4,086		8 362	c(i) c(ii)		—			—		38,655

INCOME FROM OPERATIONS	76,777	3,234		(524)			—			—		79,487
OTHER INCOME (EXPENSE):
Interest income	267	—										267
Interest (expense)	(28,966)	(2,742)					654 2,034	c(iii) c(iv)		1,641 24	c(vi) c(vii)	(27,355)
Loss on debt extinguishment	(19,987)	—										(19,987)
Equity in earnings of affiliates	386	—										386
Other income (expense), net	(878)	(4)										(882)

INCOME (LOSS) BEFORE INCOME TAXES	27,599	488		(524)			2,688			1,665		31,916
INCOME TAX PROVISION (BENEFIT)	10,391	61		(204)	c(v)		1,048	c(v)		649	c(v)	11,945

NET INCOME (LOSS)	$17,208	$427		$(320)			$1,640			$1,016		$19,971

Preferred stock dividends	—	—										—
Net income (loss) available to common stockholders	$17,208	$427										$19,971
Weighted average common shares outstanding-basic	25,284,328											33,622,690
Basic earnings (loss) per share	$0.68											$0.59
Weighted average common shares outstanding-diluted	26,026,452											34,364,814
Diluted earnings (loss) per share	$0.66											$0.58

See Notes to Unaudited Pro Forma as Adjusted Consolidated Statements of Income.

Notes to the Unaudited Pro Forma as Adjusted Consolidated Statements of Income

Note 1: Pro Forma Adjustments

(a)
Assumptions for the unaudited pro forma consolidated statement of income for the year ended December 31, 2004:

a(i)
Depreciation expense has been revised to reflect preliminary allocations of fair values and increases in and remaining useful lives of assets as part of the TTI merger, as follows:

	Fair Value	Useful Life	Depreciation Expense
Land	$5,135	n/a	n/a
Building	36,745	9-19 years	$3,535
Machinery & Equipment	65,454	1-14 years	11,000

Total pro forma depreciation expense			14,535
Less historical depreciation expense			(13,272)

			$1,263

    In addition, depreciation expense has been allocated to cost of goods sold and operating expenses to reflect preliminary allocations of fair values and increases in and remaining useful lives of assets as part of the TTI merger, as follows:

	Cost of Goods Sold	Operating Expenses	Total
Pro forma depreciation expense	$13,675	$860	$14,535
Less historical depreciation expense	12,554	718	13,272

	$1,121	$142	$1,263

a(ii)
Cost of sales has been increased by $1.8 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

a(iii)
Cost of sales has been decreased by $3.8 million to reverse the impact of changes in the LIFO reserve at TTI.

a(iv)
Amortization expense has been revised to reflect the preliminary allocations of intangible assets acquired, as follows:

	Fair Value	Useful Life	Amortization Expense
Backlog	$650	Less than 1 year	n/a
Trade names	38,080	indefinite	n/a
Technology	33,540	10-15 years	$2,293
Customer relationships	70,320	15-30 years	2,403

Total pro forma amortization expense			4,696
Less historical amortization expense			(409)

			$4,287

a(v)
Reversal of 2004 amortization of deferred financing costs of $3.9 million which had previously been charged to interest expense. This was offset by estimated amortization of deferred financing costs of $1.4 million on the financing calculated as follows:

	Fair Value	Useful Life	Amortization Expense
Bank debt:
Term B	$2,308
Revolver	525

Total bank debt	2,833	5 years	$567
Bond	6,875	10 years	688

	9,708
Old revolver	756	5 years	151

	$10,464		$1,406

a(vi)
Reflects pro forma interest expense resulting from our new capital structure based on an assumed LIBOR of 351 basis points as of June 30, 2005 as follows:

Revolving credit facility(1)	$1,503
Term Loan B facility(2)	31,680
Senior Subordinated Notes(3)	23,375

Total pro forma interest	56,558
Less historical net interest	(65,089)

$(8,531)

  (1)
  Reflects pro forma interest expense on our new revolving credit facility assuming an initial outstanding balance of $25.0 million at an interest rate of 6.01%.

  (2)
  Reflects pro forma interest expense on our new Term Loan B facility assuming an initial outstanding balance of $550.0 million at an interest rate of 5.76%.

  (3)
  Reflects pro forma interest expense on $275.0 million of notes offered at an interest rate of 8.50%.

    For the year ended December 31, 2004, a 1/8% variance in the interest rate would cause a change in interest expense of $0.7 million.

a(vii)
Reversal of TTI's 2004 debt extinguishment costs of $10.7 million.

a(viii)
Tax effect of pro forma adjustments at 39%.

a(ix)
To reflect incremental difference between historical management services fees of $0.9 million and pro forma fees of $1.0 million (see Note 3).

a(x)
Reflects reduction in pro forma interest expense resulting from the repayment of $89.6 million of our new Term Loan B facility concurrent with the IPO:

Repayment of Term Loan B facility	$89,565
Effective interest rate	5.76%

Reduction in interest expense	$5,159

a(xi)
Reflects reduction in amortization expense of $0.1 million related to write-off of deferred financing fees related to the repayment of $89.6 million of our new Term Loan B facility concurrent with the IPO.

Write-off of deferred financing costs	$375
Divided by the term of the facility	5 years

Amortization expense	$75

(b)
Assumptions for the unaudited pro forma consolidated statement of income for the six months ended June 30, 2004:

b(i)
Pro forma depreciation expense for the six months ended June 30, 2004 has been allocated to cost of goods sold and operating expenses to reflect preliminary allocations of fair values (See Note a(i) for detail) and increases in and remaining useful lives of assets as part of the TTI merger, as follows:

	Cost of Goods Sold	Operating Expenses	Total
Pro forma depreciation expense	$6,846	$430	$7,276
Less historical depreciation expense	6,468	292	6,760

	$378	$138	$516

b(ii)
Cost of sales has been increased by $1.8 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

b(iii)
Cost of sales has been decreased by $0.7 million to reverse the impact of changes in the LIFO reserve at TTI.

b(iv)
Amortization expense for the six months ended June 30, 2004 has been revised to reflect the preliminary allocations of intangible assets acquired, as follows:

Amortization Expense
Pro forma amortization expense	$2,348
Less historical net amortization expense	(240)

$2,108

b(v)
Reversal of historic amortization of deferred financing costs for the six months ended June 30, 2004 of $2.2 million which had previously been charged to interest expense. This was offset by estimated amortization of deferred financing costs of $0.7 million on the financing calculated as follows:

Amortization Expense
Pro forma deferred amortization costs	$703
Less historical deferred amortization costs	(2,168)

$(1,465)

b(vi)
Reflects the reversal of historic interest expense for Accuride and TTI of $32.3 million. This is offset by pro forma interest expense resulting from our new capital structure based on an assumed LIBOR of 351 basis points as of June 30, 2005 as follows:

Interest Expense
Revolving credit facility(1)	$751
Term Loan B facility(2)	15,840
Senior Subordinated Notes(3)	11,688

Total pro forma interest	28,279
Less historical net interest	(32,263)

$(3,984)

  (1)
  Reflects pro forma interest expense on our new revolving credit facility for six months assuming an initial outstanding balance of $25.0 million at an interest rate of 6.01%.

  (2)
  Reflects pro forma interest expense on our new Term Loan B facility for six months assuming an initial outstanding balance of $550.0 million at an interest rate of 5.76%.

  (3)
  Reflects pro forma interest expense on $275.0 million of notes offered at an interest rate of 8.50% for six months.

    For the six months ended June 30, 2004, a 1/8% variance in the interest rate would cause a change in interest expense of $0.4 million.

b(vii)
Tax effect of pro forma adjustments at 39%.

b(viii)
Reversal of TTI's 2004 debt extinguishment costs of $10.7 million.

b(ix)
To reflect incremental difference between historical management services fees of $0.9 million and pro forma fees of $1.0 million for six months (see Note 3).

b(x)
Reflects reduction in pro forma interest expense resulting from the repayment of $89.6 million of our new Term Loan B facility at an interest rate of 5.76% concurrent with the IPO:

Annual interest cost savings	$5,159
Interest cost impact (182.5 days/365 days)	50.0%

Reduction in interest expense	$2,580

b(xi)
Reflects reduction in amortization expense of $0.1 million related to write-off of deferred financing fees related to the repayment of $89.6 million of our new Term Loan B facility concurrent with the IPO.

Annual amortization expense	$75
Amortization expense impact (182.5 days/365 days)	50.0%

Reduction in amortization expense	$38

(c)
Assumptions for the unaudited pro forma consolidated statement of income for the six months ended June 30, 2005:

c(i)
Pro forma depreciation expense for January 2005 has been allocated to cost of goods sold and operating expenses to reflect preliminary allocations of fair values (See Note a(i) for detail) and increases in and remaining useful lives of assets as part of the TTI merger, as follows:

	Cost of Goods Sold	Operating Expenses	Total
Pro forma depreciation expense	$1,141	$72	$1,213
Less historical depreciation expense	987	64	1,051

	$154	$8	$162

c(ii)
Amortization expense for January 2005 has been revised to reflect the preliminary allocations of intangible assets acquired, as follows:

Amortization Expense
Pro forma amortization expense	$391
Less historical net amortization expense	(29)

$362

c(iii)
Reversal of historic amortization of deferred financing costs for the six months ended June 30, 2005 of $1.4 million which had previously been charged to interest expense. This was offset by estimated amortization of deferred financing costs of $0.7 million on the financing calculated as follows:

Amortization Expense
Pro forma deferred amortization costs	$703
Less historical deferred amortization costs	(1,357)

$(654)

c(iv)
Reflects the reversal of historic interest expense for the six months ended June 30, 2005 for Accuride and TTI of $30.3 million. This is offset by pro forma interest expense resulting from our new capital structure based on an assumed LIBOR of 351 basis points as of June 30, 2005 as follows:

Interest Expense
Revolving credit facility(1)	$751
Term Loan B facility(2)	15,840
Senior Subordinated Notes(3)	11,688

Total pro forma interest	28,279
Less historical net interest	(30,313)

$(2,034)

  (1)
  Reflects pro forma interest expense on our new revolving credit facility for six months assuming an initial outstanding balance of $25.0 million at an interest rate of 6.01%.

  (2)
  Reflects pro forma interest expense on our new Term Loan B facility for six months assuming an initial outstanding balance of $550.0 million at an interest rate of 5.76%.

  (3)
  Reflects pro forma interest expense on $275.0 million of notes offered at an interest rate of 8.50% for six months.

    For the six months ended June 30, 2005, a 1/8% variance in the interest rate would cause a change in interest expense of $0.4 million.

c(v)
Tax effect of pro forma adjustments at 39%.

c(vi)
Reflects reduction in pro forma interest expense resulting from the repayment of $89.6 million of our new Term Loan B facility at an interest rate of 5.76% concurrent with the IPO on April 26, 2005:

Annual interest cost savings	$5,159
Interest cost impact (116 days/365 days)	31.8%

Reduction in interest expense	$1,641

c(vii)
Reflects reduction in amortization expense of $0.1 million related to write-off of deferred financing fees related to the repayment of $89.6 million of our new Term Loan B facility concurrent with the IPO.

Annual amortization expense	$75
Amortization expense impact (116 days/365 days)	31.8%

Reduction in amortization expense	$24

Note 2: Earnings Per Share

        Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt reflected in the pro forma adjustments.

        Set forth below is a reconciliation of our pro forma as adjusted weighted average common shares outstanding-basic and diluted:

	Year Ended December 31, 2004		Six Months Ended June 30, 2004		Six Months Ended June 30, 2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Accuride historical weighted average outstanding shares	14,656,948	15,224,332	14,656,445	15,037,204	25,284,328	26,026,452
Issuance of common stock to TTI group as discussed on page 31	7,964,236	7,964,236	7,964,236	7,964,236	1,327,373	1,327,373
Additional dilutive stock equivalents resulting from the impact of the IPO	—	322,362	—	332,154	—	—
Issuance of common stock in the April 2005 IPO	11,000,000	11,000,000	11,000,000	11,000,000	—	—
Additional common shares outstanding resulting from the impact of assuming the IPO date and related stock option grants to be January 1, 2005	—	—	—	—	7,010,989	7,010,989

Pro forma as adjusted weighted average outstanding shares	33,621,184	34,510,930	33,620,681	34,333,594	33,622,690	34,364,814

Note 3: Management Services Agreement

        Pursuant to the management services agreement described in this prospectus, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000, while Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

Note 4: Pro Forma as Adjusted EBITDA

        Pro forma as adjusted EBITDA is not intended to represent cash flows as defined by GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning pro forma as adjusted EBITDA because it is a basis upon which we assess our financial performance and incentive compensation and certain covenants in the Company's borrowing arrangements are tied to similar measures. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry.

        Pro forma as adjusted EBITDA consists of our pro forma as adjusted net income before pro forma as adjusted interest expense, pro forma as adjusted income tax expense and pro forma as adjusted depreciation and amortization. Set forth below is a reconciliation of our pro forma as adjusted net income to pro forma as adjusted EBITDA:

	Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
Pro Forma as adjusted net income	$20,808	$14,374	$19,971
Income tax expense	27,389	7,626	11,945
Interest expense	52,550	26,336	47,075
Depreciation and amortization	47,669	23,396	22,800

Pro Forma as adjusted EBITDA	$148,416	$71,732	$101,791

Note 5: Unusual Items (Increasing) Decreasing Pro Forma as Adjusted EBITDA

	Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
Selling, general and administrative expenses(1)	$362	$280	$—
Net loss on disposition of property, plant and equipment(2)	2,203	2,203	—
Chief executive officer severance(3)	3,460	—	—
Transaction related costs(4)	3,860	—	—
Business interruption costs(5)	(319)	240	(995)
Items related to Accuride's credit agreement(6)	(108)	1,537	882
Inventory adjustment(7)	1,753	1,753	1,753

	$11,211	$6,013	$1,640

(1)
TTI's selling, general and administrative expenses in 2004 included $0.4 million, related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering. TTI's selling, general and administrative expenses for the six months ended June 30, 2004 included $0.3 million related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

(2)
In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

(3)
In August 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

(4)
Transaction related costs include $2.9 million of TTI's expenses related to the aborted initial public offering in 2004 and $1.0 million of expenses related to the merger in 2004.

(5)
Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional cost associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim. Business interruption costs for the six months ended June 30, 2004 included $0.2 million of additional cost associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2005 included insurance proceeds in the amount of $1.0 million related to our business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio.

(6)
Items related to Accuride's credit agreement in 2004 included other income of $0.1 million. Items related to Accuride's credit agreement for the six months ended June 30, 2004 included other expenses of $1.5 million. Items related to Accuride's credit agreement in 2005 included other expenses of $0.9 million.

(7)
In 2004 and for the six months ended June 30, 2004, cost of sales on a pro forma basis included $1.8 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger. In 2005, Accuride recorded $1.8 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

Note 6: Net Operating Losses

        Under Internal Revenue Code ("IRC") Section 382, an "ownership change" can result in a limitation of a company's ability to utilize its net operating losses. The TTI merger resulted in an "ownership change" of TTI under IRC Section 382. Based on current projections of taxable income and the valuation of TTI, Accuride believes it will be able to fully utilize TTI's pre-change net operating losses. Accordingly, Accuride has determined that a valuation allowance against any deferred tax asset is not required as a result of the ownership change, and the pro forma as adjusted financial statements do not include any adjustments relating to this matter. Additionally, the IPO resulted in an "ownership change" of Accuride under IRC Section 382. Based on preliminary calculations, Accuride believes it will be able to fully utilize its pre-change net operating losses. Accordingly, Accuride has determined that a valuation allowance against any deferred tax asset is not required, and the pro forma as adjusted statements of income do not include any adjustments relating to this matter.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE

        The following tables set forth our selected historical consolidated financial and other data as of the dates and for the periods indicated. The selected historical consolidated financial statements and other data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements for such periods, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected historical financial statements and other data as of and for the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements for such periods and include all adjustments that we consider necessary for a fair presentation of the financial information for such periods. The selected historical consolidated data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. You should read the following selected historical financial information in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus and the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Historical Operations Data

	Years ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	Restated(a)					Restated(a)
						(Unaudited)
	(amounts in thousands, except per share data)
Statement of Operations Data:
Net sales	$475,804	$332,071	$345,549	$364,258	$494,008	$232,032	$615,431
Cost of sales(b)	395,166	296,881	287,755	301,801	391,351	185,996	504,455
Gross profit(b)	80,638	35,190	57,794	62,457	102,657	46,036	110,976
Operating expenses	29,494	31,000	24,014	23,918	25,550	12,789	34,199
Income from operations(b)	51,144	4,190	33,780	38,539	77,107	33,247	76,777
Interest income (expense), net(c)	(36,230)	(40,199)	(42,017)	(49,877)	(36,845)	(18,221)	(48,686)
Equity in earnings of affiliates(d)	455	250	182	485	646	293	386
Other income (expense), net(e)	(6,157)	(9,837)	1,430	825	108	(1,537)	(878)
Income tax (expense) benefit	(5,834)	13,297	(5,227)	1,076	(19,526)	(4,889)	(10,391)
Net income (loss)	3,378	(32,299)	(11,852)	(8,952)	21,490	8,893	17,208
Earnings (Loss) Per Share Data:(f)
Basic	$0.23	$(2.20)	$(0.81)	$(0.61)	$1.47	$0.61	$0.68
Diluted	0.23	(2.20)	(0.81)	(0.61)	1.41	0.59	0.66
Weighted average common shares outstanding (in thousands):
Basic	14,654	14,654	14,654	14,655	14,657	14,656	25,284
Diluted	14,677	14,654	14,654	14,655	15,224	15,037	26,026
Balance Sheet Data (at period end):
Cash and cash equivalents	$38,516	$47,708	$41,266	$42,692	$71,843	$40,879	$50,884
Working capital (g)	19,537	7,818	20,643	34,403	35,844	54,049	124,982
Total assets	514,331	498,438	505,197	511,395	563,297	523,714	1,230,320
Total debt	448,886	476,550	474,155	490,475	488,680	488,627	747,725
Stockholders' equity (deficiency)	(29,828)	(62,139)	(53,945)	(66,765)	(45,781)	(56,691)	153,130
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	252,006	145,978	181,199	176,774	270,408	119,576	171,918
Net cash provided by (used in):
Operating activities	66,343	1,359	15,307	8,964	58,329	10,391	4,241
Investing activities	(51,688)	(18,405)	(19,766)	(20,672)	(27,272)	(10,285)	(8,126)
Financing activities	(8,632)	26,238	(1,983)	13,134	(1,906)	(1,919)	(17,074)
EBITDA(h)	75,433	28,019	63,605	69,653	106,299	47,775	97,481
Unusual items (increasing) decreasing EBITDA(i)	15,333	14,353	3,421	2,061	(427)	1,777	1,636
Capital expenditures	50,420	17,705	19,316	20,261	26,421	9,858	8,126
Depreciation and amortization(j)	29,991	33,416	28,213	29,804	28,438	13,772	21,196

(a)
Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out

  ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. In accordance with generally accepted accounting principles ("GAAP"), all prior period financial information has been restated.

(b)
Gross profit for 2000 reflected $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico facility and $0.2 million of cost related to restructuring charges related to our other facilities. Gross profit for 2001 reflected $2.7 million of charges related to the closure of the Columbia, Tennessee facility, $1.6 million of restructuring charges related to our other facilities and a $2.7 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflected $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflects $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim.

(c)
Includes $11.3 million of refinancing costs during the year ended December 31, 2003. In 2000, $2.5 million relates to a gain on extinguishment of debt resulting from the repurchase of $10.1 million principal amount of our senior subordinated notes for $7.3 million. Includes $14.9 million of refinancing costs and $5.1 million of losses on extinguishment of debt for the six months ended June 30, 2005 related to the acquisition of TTI.

(d)
Includes our income from AOT, Inc., a joint venture in which we own a 50% interest.

(e)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments.

(f)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding after giving effect to the 591-for-one split of our common stock.

(g)
Represents current assets less cash and current liabilities, excluding debt.

(h)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. In addition, EBITDA is presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

	Years ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	Restated(a)					Restated(a)
						(Unaudited)
	(dollars in thousands)
Net income (loss)	$3,378	$(32,299)	$(11,852)	$(8,952)	$21,490	$8,893	$17,208
Income tax expense (benefit)	5,834	(13,297)	5,227	(1,076)	19,526	4,889	10,391
Interest expense	36,230	40,199	42,017	49,877	36,845	18,221	48,686
Depreciation and amortization	29,991	33,416	28,213	29,804	28,438	13,772	21,196

EBITDA	$75,433	$28,019	$63,605	$69,653	$106,299	$45,775	$97,481

(i)
Net income (loss) was affected by the unusual items presented in the following table:

	Years ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Restructuring and integration costs(1)	$6,032	$4,292	$2,334
Aborted merger and acquisition costs(2)	3,147
Business interruption costs(3)				$2,157	$(319)	$240	$(995)
Strike avoidance costs(4)				444
Other unusual items(5)		224	2,517	285
Items related to our credit agreement(6)	6,154	9,837	(1,430)	(825)	(108)	1,537	878
Inventory adjustment(7)							1,753

Unusual items (increasing) decreasing EBITDA	$15,333	$14,353	$3,421	$2,061	$(427)	$1,777	$1,636

  (1)
  Restructuring and integration costs for 2000 included $5.4 million of restructuring and integration costs related to operations in Monterrey, Mexico and $0.6 million for restructuring costs in the United States. Restructuring and integration costs for 2001 included $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

  (2)
  In 2000, we incurred $3.1 million of costs related to aborted merger and acquisition activities.

  (3)
  Business interruption costs for fiscal 2003 included $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $0.3 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 and $0.5 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio. Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire. Business interruption costs for the six months ended June 30, 2004 included $0.2 million of additional cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2005 included insurance proceeds in the amount of $1.0 million related to our business interruption sustained at our facility in Cuyahoga Falls, Ohio.

  (4)
  In 2003, we incurred $0.4 million for strike contingency costs associated with renewal of our labor contract at our facility in Erie, Pennsylvania.

  (5)
  Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility, $1.3 million one-time settlement fee paid to prior owner, $0.5 million of aborted business development costs and $0.4 million of other non-recurring professional fees related to a corporate restructuring at our Mexican subsidiary. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

  (6)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial covenants in Accuride's senior debt facility. Items related to our credit agreement in 2000 consisted of foreign currency losses of $6.2 million. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement for the year ended December 31, 2004 included currency gain and other income of $0.1 million. Items related to our credit agreement for the six months ended June 30, 2004 included currency losses and other expenses of $1.5 million. Items related to our credit agreement in 2005 included currency losses and other expenses of $0.9 million.

  (7)
  Cost of sales in 2005 included $1.8 million to reflect the sale of inventory that has been adjusted to fair market value as part of the TTI merger.

(j)
Effective January 1, 2002, Accuride adopted SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." No goodwill amortization was recorded during the years ended December 31, 2002, 2003, and 2004 and the six months ended June 30, 2004 and 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains management's discussion and analysis of financial condition and results of operations for both Accuride and TTI and should be read in conjunction with the "Selected Historical Consolidated Financial and Other Data of Accuride," and the consolidated financial statements of Accuride and TTI and the related notes, all included elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Accuride Corporation

General Overview

        We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus, commercial trailer and specialty vehicle markets. We primarily serve the North American medium-duty truck market and heavy-duty truck and commercial trailer market. In addition, we serve the light truck and other industrial markets.

        We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheels and rims, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We also manufacture products for various industrial end-markets, including industrial components and farm implements. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in 17 strategically located facilities across the United States, Canada and Mexico.

        Our sales are affected to a significant degree by the heavy- and medium-duty truck and commercial trailer markets, which are subject to significant fluctuations due to economic conditions, changes in the alternative methods of transportation and other factors. We cannot assure you that fluctuations in these markets will not have a material adverse effect on our business, results of operations or financial condition.

        We have one reportable segment: the design, manufacture and distribution of component parts for heavy- and medium-duty trucks and commercial trailers. We sell our products primarily within North America and Latin America to original equipment manufacturers, or OEMs, and to the aftermarket.

TTI Merger

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

Related Transactions

        In connection with the TTI merger:

  •
  we sold $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as our new senior subordinated notes, in a private placement transaction and subsequently exchanged such notes with substantially equivalent notes that were registered pursuant to a registration statement on Form S-4, filed with the SEC on May 2, 2005;

  •
  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of June 30, 2005);

  •
  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

  •
  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

  •
  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

  •
  we paid approximately $39.2 million of transaction fees and expenses; and

  •
  in connection with the completion of its audit of, and the issuance of a report on (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

Initial Public Offering of Common Stock

        We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO and other available cash of $3.4 million to repay a portion of our credit facility.

        We refer to the TTI merger, the sale of our new senior subordinated notes, the borrowings under our new senior credit facilities and the IPO collectively as the Transactions.

Business Outlook

        Following a three-year industry downturn, the heavy- and medium-duty truck and commercial trailer markets began to show signs of a cyclical recovery at the end of 2003. Freight growth, improved fleet profitability, equipment age, equipment utilization, and economic strength continue to drive order rates for new vehicles not seen in several years. The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Current industry forecasts by analysts, including America's Commercial Transportation Publications, or ACT, predict that the North American truck industry will continue to gain momentum through 2005 and 2006. We believe that the general economic recovery and pent-up demand should continue to drive the pace of recovery in the truck and commercial trailer industry. We cannot assure you, however, that the economic recovery will continue. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations or financial condition.

        Our operating challenges are to meet these higher levels of production while improving our internal productivity, and at the same time, mitigate the margin pressure from rising material prices. Furthermore, we may be required to increase our level of outsourced production for some of our products due to production constraints, and such outsourcing may result in lower margins.

Recent Developments

        On August 4, 2005, we paid down $20 million of the outstanding balance on our new revolving loan facility.

Financial Statement Presentation

        Net sales.    Our net sales are generated from the sale of truck components to the heavy- and medium-duty truck and commercial trailer markets. The heavy- and medium-duty truck markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden, which are tied to general economic conditions except for the agriculture market, which is tied to those environmental and other factors that affect agricultural production.

        Cost of sales.    Our cost of sales includes the cost of raw materials such as steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, silicon sand, sand additives, coated sand, sheet and formed steel, bearings, purchased components, fasteners, foam, fabric and tube steel. The availability and price of steel, aluminum, steel scrap and pig iron are subject to market forces, including North American and international demand, freight costs, speculation and foreign exchange rates. During 2004 we experienced a sharp rise in raw material costs. We implemented raw material surcharges and price increases to our customers to offset a portion of the increases in these costs. Subsequently, some portion of the raw material surcharges were converted into price increases at Accuride. Our cost of sales also includes labor, utilities, freight, manufacturing depreciation and other manufacturing costs.

        Inventory.    Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. In accordance with generally accepted accounting principles ("GAAP"), all prior period financial information has been restated.

        Operating income.    Operating income represents net sales less cost of sales, selling, general and administrative expenses and other operating charges (credits).

Accuride Results of Operations

	Year Ended December 31,
	2002		2003		2004
	(dollars in thousands)(restated)
Net sales	$345,549	100.0%	$364,258	100.0%	$494,008	100.0%
Gross profit	57,794	16.7%	62,457	17.1%	102,657	20.8%
Operating expenses	24,014	6.9%	23,918	6.6%	25,550	5.2%
Income from operations	33,780	9.8%	38,539	10.6%	77,107	15.6%
Equity in earnings of affiliate	182	0.1%	485	0.1%	646	0.1%
Other (income) expense	(40,587)	(11.7)%	(49,052)	(13.5)%	(36,737)	(7.4)%

Net income (loss)	$(11,852)	(3.4)%	$(8,952)	(2.5)%	$21,490	4.4%

  Comparison of Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004

  Pro Forma As Adjusted Results of Operations

        The following unaudited pro forma information presents results as if the Transactions had occurred at the beginning of the six month periods ended June 30, 2004 and 2005. This information includes the $20.0 million of refinancing costs incurred in the six months ended June 30, 2005 to refinance our debt and the resulting interest savings:

	June 30, 2004		June 30, 2005
	(Amounts in thousands, except per share data)
Net sales	$511,600	100.0%	$669,761	100.0%
Gross profit	88,016	17.2%	118,142	17.6%
Operating expenses	38,436	7.5%	38,655	5.8%
Income from operations	49,580	9.7%	79,487	11.9%
Equity in earnings of affiliates	293	0.1%	386	0.1%
Other income (expense)	(27,873)	(5.4)%	(47,957)	(7.2)%
Net income	14,374	2.8%	19,971	3.0%
Other Data:
Average weighted shares outstanding—basic	33,621		33,623
Basic income per share	$0.43		$0.59
Average weighted shares outstanding—diluted	34,334		34,365
Diluted income per share	$0.42		$0.58

        Net Sales.    Pro forma as adjusted net sales for the six months ended June 30, 2005 were $669.8 million, an increase of 30.9%, compared to pro forma net sales of $511.6 million for the six months ended June 30, 2004. This increase was a result of the continuing cyclical recovery in the commercial vehicle industry with class 5-8 production units up 27.2%, as well as price recovery largely attributable to rising raw material costs.

        Gross Profit.    Pro forma as adjusted gross profit increased $30.1 million, or 34.2%, to $118.1 million for the six months ended June 30, 2005 from $88.0 million for the six months ended June 30, 2004. The increase was primarily attributable to the increase in customer demand resulting in higher net sales.

        Operating Expenses.    Pro forma as adjusted operating expenses increased $0.3 million to $38.7 million for the six months ended June 30, 2005 from $38.4 million for the six months ended June 30, 2004. However, there was $2.2 million of expense in the period ended June 30, 2004 related to disposition of property, plant, and equipment. Overall, operating expenses as a percent of net sales dropped from 7.5% in the six months ended June 30, 2004 to 5.8% in the six months ended June 30, 2005.

        Other Income (Expense).    Pro forma as adjusted other expense increased $20.1 million, or 72.0%, to $48.0 million for the six-month period ended June 30, 2005 from $27.9 million for the six months ended June 30, 2004. The increase was primarily attributable to the $20.0 million of fees associated with the refinancing of our senior debt and $1.5 million of additional interest associated with the extinguishment of our 1998 bonds. In the six months ended June 30, 2005, $1.1 million of unrealized losses due to our interest swap instruments impacted other expense.

        Net Income.    We had pro forma as adjusted net income of $20.0 million for the six months ended June 30, 2005, an increase of 38.9%, compared to net income of $14.4 million for the six months ended June 30, 2004.

  Results of Operations

        The following table sets forth certain income statement information of Accuride for the six months ended June 30, 2004 and June 30, 2005:

	June 30, 2004		June 30, 2005
	(Restated)
	(Dollars in thousands)
Net sales	$232,032	100.0%	$615,431	100.0%
Gross profit	46,036	19.8%	110,976	18.0%
Operating expenses	12,789	5.5%	34,199	5.6%
Income from operations	33,247	14.3%	76,777	12.5%
Equity in earnings of affiliates	293	0.1%	386	0.1%
Other income (expense)	(19,758)	(8.5)%	(49,564)	(8.1)%
Net income	8,893	3.8%	17,208	2.8%
Other Data:
Average weighted shares outstanding—basic	14,656		25,284
Basic income per share	$0.61		$0.68
Average weighted shares outstanding—diluted	15,037		26,026
Diluted income per share	$0.59		$0.66

        Net Sales.    Net sales for the six months ended June 30, 2005 were $615.4 million; an increase of 165.2% compared to net sales of $232.0 million for the six months ended June 30, 2004. Approximately $291.3 million of the increase in net sales was the result of our acquisition of TTI on January 31, 2005. The remainder of the increase in net sales was a result of the continuing cyclical recovery in the commercial vehicle industry and material pass-through pricing.

        Gross Profit.    Gross profit increased $65.0 million, or 141.3%, to $111.0 million for the six months ended June 30, 2005 from $46.0 million for the six months ended June 30, 2004. The increase was primarily attributable to the acquisition of TTI in the amount of $37.4 million and the increase in customer demand resulting in higher net sales, accounting for approximately $27.5 million.

        Operating Expenses.    Operating expenses increased $21.4 million, or 167.2%, to $34.2 million for the six months ended June 30, 2005 from $12.8 million for the six months ended June 30, 2004. Approximately $15.3 million of the increase was due to the acquisition of TTI. Included in this $15.3 million portion of the increase was $2.3 million of amortization related to intangible assets, which were acquired with the purchase of TTI.

        Other Income (Expense).    Other expense increased $29.8 million to $49.6 million for the six-month period ended June 30, 2005 from $19.8 million for the six months ended June 30, 2004. This $29.8 million increase included $20.0 million of fees associated with the refinancing of our senior debt and $1.5 million of additional interest associated with the extinguishment of our 1998 bonds. Included in interest expense for the six months ended June 30, 2005 was realized losses of $0.4 million and unrealized losses of $1.1 million.

        Net Income.    We had net income of $17.2 million for the six months ended June 30, 2005 compared to net income of $8.9 million for the six months ended June 30, 2004.

Comparison of Fiscal Years 2004 and 2003

        Net sales.    Net sales increased by $129.7 million, or 35.6%, in 2004 to $494.0 million, compared to $364.3 million in 2003. Approximately $112.0 million of the increase in net sales was a result of the continuing cyclical recovery in the commercial vehicle industry resulting in increases in the sales volume of both steel and aluminum wheels. In addition to the increase in the sales volume, net sales increased approximately $12.0 million due to raw material surcharges and price increases that were necessitated by the rising costs of raw materials. Subsequently, some portion of the raw material surcharges were converted into price increases.

        Gross profit.    Gross profit increased $40.2 million, or 64.3%, to $102.7 million for 2004 from $62.5 million for 2003. The increase was primarily attributable to the increase in sales volume and improved operating leverage. This increase was partially offset by unfavorable economics of approximately $18 million including steel surcharges and rising aluminum costs and the net impact of the strengthening Canadian Dollar in the amount of $6 million. These unfavorable economics were partially offset by the $12 million of price increases as discussed above.

        Operating expenses.    Operating expenses increased by $1.7 million, or 7.1% to $25.6 million for 2004 from $23.9 million for 2003. This increase is primarily the result of higher costs for performance based incentive compensation in 2004. As a percent of sales, operating expenses for 2004 decreased to 5.2%, compared to 6.6% for 2003.

        Equity in earnings of affiliates.    Equity in earnings of affiliates increased to $0.6 million for 2004 compared to $0.5 million for 2003 primarily as a result of an increase in sales volume driven by the on-going recovery in the commercial vehicle industry.

        Other income (expense).    Net interest expense decreased to $36.8 million for 2004 from $49.9 million for 2003 primarily as a result of the $11.3 million of refinancing costs we incurred during 2003 associated with the refinancing of our senior debt. Other income for 2004 was $0.1 million compared to other income of $0.8 million in 2003. The $0.7 million decrease in other income is the result of fluctuations in foreign currency rates.

        Net income (loss).    We had net income of $21.5 million for the year ended December 31, 2004 compared to a net loss of $9.0 million for the year ended December 31, 2003. Included in the 2003 loss was $11.3 million of refinancing costs. Tax expense increased $20.6 million to $19.5 million for 2004 from a benefit of $1.1 million in 2003. The increase in tax expense was primarily the result of our increased pre-tax income.

  Comparison of Fiscal Years 2003 and 2002

        Net sales.    Net sales increased by $18.8 million, or 5.4%, in 2003 to $364.3 million, compared to $345.5 million for 2002. The $18.8 million increase in net sales was primarily due to the beginning of the cyclical recovery in the commercial vehicle industry led by a $14 million increase in orders from commercial trailer and chassis OEMs, a $12 million increase in the sales volume of aluminum wheels related to improved market penetration and a $7 million increase related to the strengthening of the Canadian dollar. These increases were partially offset by a $9 million decrease resulting from the discontinuance of a certain light wheel program, a $3 million decrease due to a soft market in Mexico and a $4 million decrease resulting from continued pricing pressures.

        Gross profit.    Gross profit increased by $4.7 million, or 8.1%, to $62.5 million for 2003 from $57.8 million for 2002. The principal causes for the improvement in our gross profit were a $14 million increase in sales volume and product mix, along with a $4 million increase from operating improvements at our facilities. Factors unfavorably impacting our gross profit during 2003 included $4 million related to pricing, $3 million related to the strengthening Canadian dollar and $7 million of higher costs for steel, natural gas and employee benefits.

        Operating expenses.    Operating expenses remained relatively constant for the year ended December 31, 2003, compared to the year ended December 31, 2002.

        Equity in earnings of affiliates.    Equity in earnings of affiliates increased to $0.5 million for 2003 compared to $0.2 million for 2002, primarily as a result of a reversal of previously accrued taxes at AOT, Inc., a joint venture in which we owned a 50% interest.

        Other income (expense).    Net interest expense decreased to $38.6 million for 2003 compared to $42.0 million for 2002 due to declining interest rates. During 2003, we incurred $11.3 million of refinancing costs associated with the refinancing of our senior credit facilities. Other income for 2003 was $0.8 million compared to other income of $1.4 million in 2002. The $0.6 million decrease in other income was the result of fluctuations in foreign currency exchange rates and our 2002 interest rate instruments.

        Net income (loss).    We had a net loss of $9.0 million for the year ended December 31, 2003 compared to a net loss of $11.9 million for the year ended December 31, 2002. Included in the 2003 loss was $11.3 million of refinancing costs. The higher effective tax rate in 2002 was primarily attributable to an increase in our valuation allowance to reduce a deferred tax asset that we do not expect to fully utilize. The 2003 statutory benefit was impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

TTI Results of Operations

	Year Ended December 31,
	2002		2003		2004
	(dollars in thousands)
Net sales	$411,598	100.0%	$440,009	100.0%	$588,340	100.0%
Gross profit	71,495	17.4%	71,078	16.2%	75,716	12.9%
Selling, general and administrative expenses	36,673	8.9%	38,896	8.8%	39,744	6.8%
Other operating charges (credits), net	—	—	(9,236)	(2.1)%	9,523	1.6%

Operating income (loss)	34,822	8.5%	41,418	9.4%	26,449	4.5%
Interest expense	42,306	10.3%	40,362	9.2%	31,928	5.4%
Other (income) expense, net	(92)	—	(8,693)	(2.0)%	10,655	1.8%
Income tax expense (benefit)	(1,679)	(0.4)%	6,248	1.4%	(1,229)	(0.2)%

Net income (loss) before cumulative effect of accounting change	(5,713)	(1.4)%	3,501	0.8%	(14,905)	(2.5)%
Cumulative effect of accounting change	(3,794)	(0.9)%	—	—	—	0.0%

Net income (loss)	$(9,507)	(2.3)%	$3,501	0.8%	$(14,905)	(2.5)%

Year ended December 31, 2004 compared to year ended December 31, 2003

        Net sales.    Net sales for the year ended December 31, 2004, were $588.3 million, an increase of 33.7% compared to net sales of $440.0 million for the year ended December 31, 2003. TTI's net sales to the OEM market and other markets increased $126.6 million, or 39.8%, to $444.7 million. Approximately $17.4 million of this increase resulted from surcharges assessed to cover a portion of the increase in material costs for the related production and $2.5 million from price increases. The remaining increase in net sales was primarily a result of the continuing cyclical recovery in the North American Class 5-8 truck builds which increased 35.6% to 502,711 units built during the year ended December 31, 2004, from 370,801 units built during the same period of 2003. TTI's net sales to the aftermarket increased by $21.7 million, or 17.8%, to $143.6 million. Approximately $6.9 million of this resulted from surcharges assessed to cover a portion of the increase in material costs for the related production and $1.0 million from price increases. The remaining increase in aftermarket sales resulted from a combination of factors including increased truck fleet age, increasing truck fleet utilization rates, increasing freight ton miles and an increase in TTI's market share.

        Gross profit.    Gross profit increased $4.6 million, or 6.5%, to $75.7 million for the year ended December 31, 2004, from $71.1 million for the year ended December 31, 2003. The favorable impact of higher sales volume, which included $24.3 million of surcharges and $3.5 million of price increases, was partially offset by the unfavorable impact of higher raw material costs of $40.6 million, primarily scrap steel, pig iron, aluminum, processed steel and outsourcing.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased by $0.8 million, or 2.2%, to $39.7 million in 2004, from $38.9 million in 2003. This increase was primarily due to expenses associated with increased sales volume offset by a $2.3 million reduction in performance bonus. Selling, general and administrative expenses decreased as a percentage of sales to 6.8% in 2004 from 8.8% in 2003.

        Other operating charges (credits), net.    Other operating charges (credits), net increased by $18.7 million to $9.5 million charges for the year ended December 31, 2004, from $9.2 million credits for the year ended December 31, 2003. Other operating charges (credits), net in 2004 consisted of $2.9 million for cost associated with TTI's unexecuted initial public offering of common stock, $3.5 million of severance expenses for TTI's former Chief Executive Officer who retired in August 2004, a $2.2 million impairment loss of TTI's assets held for sale at TTI's Erie, Pennsylvania location and $1.0 million in merger costs. In 2003, other operating credits, net consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of TTI's Emeryville, California plant) and a $6.6 million credit from the reduction in TTI's estimated environmental remediation liability.

        Interest expense.    Interest expense decreased by $8.5 million, or 20.9%, to $31.9 million in 2004 compared to $40.4 million in 2003, due primarily to reduced average borrowings, lower interest rates, the expiration of an interest protection contract in 2003 and a reduction in the amount of amortization of deferred financing fees and debt discount.

        Other (income) expenses, net.    Other (income) expense, net in 2004 represented $10.7 million of debt extinguishment costs resulting from the write-off of deferred financing costs and debt discount related to retirement of TTI's old senior subordinated notes repaid in connection with the issuance of TTI's new senior subordinated notes in May 2004 and costs associated from the write-off of deferred financing costs related to TTI's old senior credit facility which was refinanced in March 2004. Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of TTI's railcar interest in 2001 which had been deferred until the buyer's right to sell the interest back to TTI expired (see Note 19 to TTI's audited consolidated financial statements included elsewhere in this prospectus), a $1.8 million loss on the retirement of $40 million of TTI's existing senior subordinated notes and $0.5 million of interest income.

        Income tax expense (benefit).    TTI's effective tax rates of (7.6)% and 64.1% for the year ended December 31, 2004 and 2003, respectively, differ from the statutory rate of 35% primarily as a result of taxes in state jurisdictions and an increase in valuation and other adjustments and taxes on the gain on subordinated debt purchases in 2003.

  Comparison of Fiscal Years 2003 and 2002

        Net sales.    Net sales increased by $28.4 million, or 6.9%, in 2003 to $440.0 million, compared to $411.6 million in 2002. TTI's net sales to the aftermarket increased by $18.1 million, or 17.5%, to $121.9 million. TTI believes this increase resulted from a combination of factors including increasing truck fleet age, truck fleet utilization rate and freight tonmiles and increases in TTI's market share.

        The improving economy drove the increase in freight tonmiles and fleet utilization. TTI's net sales to the OEM market in 2003 increased by $10.2 million, or 3.3%, to $318.1 million, compared to a 0.1%

increase in North American heavy- and medium-duty truck build. TTI believes the increase in OEM sales was due to increased market share created by demand for its products and strong customer relationships.

        Gross profit.    Gross profit decreased by $0.4 million, or 0.6%, to $71.1 million in 2003 from $71.5 million in 2002. Gross profit margins were unfavorably impacted during 2003, due primarily to higher costs for raw materials and utilities, including steel scrap and other metals, electricity and natural gas.

        Selling, general and administrative expenses.    SG&A increased by $2.2 million, or 6.0%, to $38.9 million in 2003, from $36.7 million in 2002. The increase was largely attributable to increased healthcare expense for retirees of $1.5 million due both to inflation and increased claims.

        Other operating charges (credits), net.    Other operating charges (credits), net in 2003 totaled $9.2 million and consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of TTI's Emeryville, California plant) and a $6.6 million credit from the reduction in TTI's estimated environmental remediation liability. See Note 15 to TTI's audited consolidated financial statements included elsewhere in this prospectus.

        Interest expense.    Interest expense decreased by $1.9 million, or 4.5%, to $40.4 million for 2003 compared to $42.3 million for 2002, due primarily to the realization of a lower effective interest rate on TTI's old senior credit facility, resulting from the expiration of fixed interest rate swaps and lower index rates and the effect of lower average borrowings under TTI's old senior credit facility. This impact was partially offset by a $1.8 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

        Other (income) expense, net.    Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of TTI's railcar interest, in 2001 which had been deferred until the buyers' right to sell the interest back to TTI expired (see Note 19 to TTI's audited consolidated financial statements included elsewhere in this prospectus), a $1.8 million loss on the retirement of $40 million of TTI's existing senior subordinated notes and a $0.5 million of interest income.

        Income tax expense (benefit).    Income taxes for 2003 were $6.2 million, compared to an income tax benefit of $1.7 million in 2002. Income tax as a percentage of pre-tax income was 64.1% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the December 19, 2003 purchase of TTI's existing senior subordinated notes by a group of its common equity holders. This transaction was deemed a taxable transaction to TTI due to the fact that the purchasers collectively held a majority of TTI's common stock.

        Net income (loss).    TTI had net income of $3.5 million in 2003 compared to a net loss of $9.5 million in 2002. As described under "Critical Accounting Policies and Estimates—Accounting for Goodwill and Indefinite-Lived Intangibles," TTI recorded goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, "Accounting for Goodwill and Other Intangible Assets," TTI's net loss in 2002 was $5.7 million.

Selected Quarterly Results

        The following tables set forth our unaudited consolidated results of operations for each of our last ten quarters in dollars and as a percentage of our net sales. In the opinion of our management, this unaudited quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring adjustments, that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future quarterly patterns or future patterns or results. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	2003 (Unaudited) (Restated)				2004 (Unaudited) (Restated)				2005 (Unaudited)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	$88,248	$94,207	$87,439	$94,364	$111,401	$120,631	$123,463	$138,513	$272,616	$342,815
Gross profit(2)(4)(5)	14,819	18,334	13,147	16,157	21,618	24,418	26,280	30,341	46,252	64,723
Operating expenses	5,889	6,305	5,499	6,225	6,371	6,418	5,758	7,003	15,345	18,854
Income from operations(5)	8,930	12,029	7,648	9,932	15,247	18,000	20,522	23,338	30,907	45,869
Equity earnings of affiliates	181	199	81	24	138	155	148	205	179	207
Other expense(1)	(9,453)	(20,561)	(10,291)	(8,747)	(9,049)	(10,709)	(8,564)	(8,415)	(32,039)	(17,526)
Net income(3)(4)(5)	(1,068)	(6,065)	(2,794)	975	4,564	4,329	7,062	5,535	188	17,019
Diluted income per share(5)	$(0.07)	$(0.41)	$(0.19)	$0.07	$0.30	$0.28	$0.46	$0.36	$0.01	$0.54

(1)
Included in other expense are interest income, interest expense, and other income (expense), net. Also included in the quarters ended June 30, 2003, March 31, 2005 and June 30, 2005 are $11.3 million, $14.4 million and $0.5 million of refinancing costs, respectively. In addition, included in the quarter ended March 31, 2005 is $5.1 million of losses on extinguishment of debt.

(2)
Included in cost of sales for the quarter ended December 31, 2003 is the reversal of $0.9 million in accrued liabilities for which management determined no obligation of the Company existed, and $1.2 million and $0.9 million of cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in the third and fourth quarter of 2003, respectively. Included in cost of sales for the quarters ended December 31, 2004 and June 30, 2005 is $2.0 million and $1.0 million, respectively, of income representing the receipt of insurance proceeds from the Company's business interruption claims relating to a fire at its Cuyahoga Falls, Ohio facility occurring in 2003.

(3)
Included in net income in the quarter ended December 31, 2004 is $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

(4)
Included in costs of sales for the first quarter of 2005 is $1.8 million for the sale of inventory that had been adjusted to fair market value.

(5)
Amounts prior to January 1, 2005 have been restated for change in inventory costing method from LIFO to FIFO.

	As a Percentage of Net Revenue
	2003 (Unaudited) (Restated)				2004 (Unaudited) (Restated)				2005 (Unaudited)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	16.8	19.5	15.0	17.1	19.4	20.2	21.3	21.9	16.9	18.9
Operating expenses	6.7	6.7	6.3	6.6	5.7	5.3	4.7	5.1	5.6	5.5
Income from operations	10.1	12.8	8.7	10.5	13.7	14.9	16.6	16.8	11.3	13.4
Equity earnings of affiliates	0.2	0.2	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1
Other expense	(10.7)	(21.8)	(11.8)	(9.3)	(8.1)	(8.9)	(6.9)	(6.1)	(11.8)	(5.1)
Net income	(1.2)	(6.4)	(3.2)	1.0	4.1	3.6	5.7	4.0	0.1	5.0

Liquidity and Capital Resources

  Six Months Ended June 30, 2005

        Our primary sources of liquidity during the six months ended June 30, 2005 were cash reserves and the new $125 million revolving credit facility, dated January 31, 2005, as discussed below, of which $25 million was drawn at June 30, 2005. Primary uses of cash were working capital needs and capital expenditures. As a result of the completion of our IPO in April 2005, we raised $89.6 million in net proceeds. These proceeds along with $3.4 million of other available cash were used to repay a portion of the Term B Loan Facility.

        Net cash provided by operating activities during the first six months of 2005 amounted to $4.2 million compared to $10.4 million for the comparable period in 2004, a decrease of $6.2 million,

or 59.6%. Included in the 2005 operating activities was a $1.0 million cash distribution from AOT, Inc., our joint venture with Goodyear Tire and Rubber Company. Partially offsetting the net cash provided in 2005 were approximately $16 million of cash fees associated with the refinancing of our senior debt. In addition, there was a high utilization of working capital due to the seasonality and the ramp up of industry volumes.

        Net cash used in investing activities totaled $8.1 million for the six months ended June 30, 2005 compared to a use of $10.3 million for the six months ended June 30, 2004, a decrease of $2.2 million, or 21.4%.

        We expect our capital expenditures to total approximately $40.0 million in 2005. It is anticipated these capital expenditures will fund (1) investments in productivity and low cost manufacturing improvements in 2005 of approximately $10 million, (2) equipment and facility maintenance of approximately $25.0 million and (3) capacity expansion of approximately $5.0 million. These expenditures will be funded by cash generated from operations and existing cash reserves.

        Net cash used in financing activities totaled $17.1 million for the six months ended June 30, 2005 compared to net cash used in financing activities of $1.9 million for the comparable period in 2004, an increase of $15.2 million. The components of the $17.1 million use of cash were $96.7 million of cash used to reduce long-term debt and $9.9 million paid for deferred financing fees, partially offset by $89.6 million of cash provided by our IPO. The Term C Loan Facility under the Second Amended and Restated Credit Facility was rolled into the Term B Loan Facility under the Fourth Amended and Restated Credit Agreement.

  Year Ended December 31, 2004

        Accuride's and TTI's net cash provided by operating activities in 2004 amounted to $58.3 million and $4.7 million, respectively, compared to $9.0 million and $7.8 million, respectively, for the comparable period in 2003. Accuride's and TTI's net cash used in investing activities totaled $27.3 million and $9.1 million, respectively, for the year ended December 31, 2004, compared to a net use of cash of $20.7 million and $8.4 million, respectively, for the year ended December 31, 2003. Accuride's capital spending in 2004 included $4.0 million related to installing manufacturing capacity for the production of light, full-face design wheels at its facility in London, Ontario and $8.5 million for the installation of additional machining capacity for aluminum wheels at its facility in Cuyahoga Falls, Ohio. TTI's capital spending in 2004 included $1.3 million invested in tooling for its new C-Series seat line.

        Accuride's net cash used in financing activities totaled $2.0 million for the year ended December 31, 2004 compared to net cash provided by financing activities of $13.1 million for the comparable period in 2003. During 2004, Accuride made a $1.0 million payment on the Term C loan under its third amended and restated credit agreement and a $0.9 million payment on the new Term B loan under its third amended and restated credit agreement. TTI's net financing activities for 2004 were a $5.5 million source of funds, consisting of $215.0 million of proceeds from TTI's senior secured term loan facilities and $4.0 million in net repurchasing from its revolving credit facilities, offset by $0.9 million in payments on its senior term loan facility, $196.5 million in repayments on its senior term loans and senior subordinated notes and $8.1 million in financing costs.

  Bank Borrowing

        We intend to fund ongoing operations through cash generated by operations and borrowings under our new senior credit facilities.

        Our new senior credit facilities provide for (1) a new term credit facility in an aggregate principal amount of $550.0 million that will mature on January 31, 2012 and (2) a revolving credit facility in an aggregate principal amount of $125.0 million (comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility) that will terminate on January 31, 2010. The new term credit facility requires quarterly amortization payments of $1.4 million which commenced on March 31, 2005, with the balance paid on the maturity date for the term credit facility. As of June 30, 2005, the quarterly amortization payments were paid through December 31, 2011. The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of us or Accuride Canada Inc., as applicable, a base rate or eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). The obligations under our new senior credit facilities are guaranteed by all of our domestic subsidiaries. The loans under the credit facilities are secured by, among other things, a lien on substantially all of our U.S. properties and assets and of our domestic subsidiaries and a pledge of 66% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all of the properties and assets of Accuride Canada Inc.

        The new senior credit facilities contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. We are also required to meet certain financial ratios and tests, including a leverage ratio, an interest coverage ratio and a fixed charge coverage ratio. Failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

        We issued $275.0 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest if any, to the date of redemption, and on or after February 1, 2010 at certain specified redemption prices. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The new senior subordinated notes are general unsecured obligations (1) subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities; (2) equal in right of payment with any of our and the guarantors' existing and future senior subordinated indebtedness; (3) senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness and (4) structurally subordinated to all obligations of our subsidiaries that do not guarantee our new senior subordinated notes.

        The indenture governing our new senior subordinated notes also contains numerous covenants including, among other things, restrictions on our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock, pay dividends or make other equity distributions, repurchase or redeem capital stock, make investments or other restricted payments, sell assets or consolidate or merge with or into other companies, create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us, engage in transactions with affiliates and create liens.

        In May 2005, we successfully completed an exchange offer as required per the terms of the registration rights agreement we entered into with the initial purchasers in connection with the issuance of our senior subordinated notes. Pursuant to an effective exchange offer registration statement filed with the SEC, holders of our outstanding unregistered 8 1/2% senior subordinated notes due 2015 exchanged such notes for otherwise identical 8 1/2% senior subordinated notes due 2015 which have been registered under the Securities Act of 1933, as amended.

        Although we believe our cash on hand, availability under our new senior credit facilities and positive cash flows from operations will provide us with sufficient liquidity during the next 12 months, our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including our new senior subordinated notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

  Historical Contractual Obligations and Commercial Commitments

        The following table summarizes our contractual obligations and commercial commitments as of June 30, 2005 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(dollars in millions)
Long-term debt	$747.7	$0.0	$0.0	$25.0	$722.7
Interest on long-term debt(a)	233.9	23.4	46.8	46.8	116.9
Interest on variable rate debt(b)	186.9	27.2	54.4	54.4	50.9
Operating leases	29.2	6.8	9.4	6.2	6.8
Purchase commitments(c)	17.0	8.1	5.4	2.7	0.8
Other long-term liabilities(d)	123.2	9.9	21.1	23.1	69.1

Total obligations	$1,337.9	$75.4	$137.1	$158.2	$967.2

(a)
Consists of interest payments for Accuride's outstanding 8 1/2% senior subordinated notes due 2015 at a fixed rate of 8.50%.

(b)
Consists of interest payments for our average outstanding balance of our new senior credit facilities at a variable rate of LIBOR of 3.51% plus the applicable rate. The average interest rate for the outstanding industrial revenue bond for the six months ended June 30, 2005 was 2.54%.

(c)
The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(d)
Consists primarily of estimated future post-retirement benefit payments and estimated pension contributions.

        Off-Balance Sheet Arrangements.    Our off-balance sheet arrangements include our operating leases, letters of credit and unconditional purchase obligations, which are principally take-or-pay obligations related to the purchase of certain materials, including natural gas. Our operating leases are comprised of long-term real property and equipment leases that expire at various dates through 2015. We had $21.5 million in outstanding letters of credit as of June 30, 2005. Our letters of credit are used primarily to secure workers' compensation liabilities.

  Net Operating Losses

        The IPO resulted in an "ownership change" of Accuride, within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The TTI merger resulted in an "ownership change" of TTI. As a result, our ability to use our and TTI's pre-change net operating losses (and certain built-in losses, if any) will be subject to an annual usage limitation, which could limit our ability to utilize some of such losses to offset our post-change taxable income. This limitation may have the effect of reducing our after-tax cash flow.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods.

        We continually evaluate our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results could differ from management's estimates.

        We believe our critical accounting policies and estimates, as reviewed and discussed with the audit committee of our board of directors, include accounting for impairment of long-lived assets, goodwill, pensions, taxes and contingencies.

        Impairment of Long-lived Assets.    We evaluate long-lived assets, including finite-lived intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

        Accounting for Goodwill and Indefinite-Lived Intangibles.    Since the adoption of SFAS No. 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS No. 142. If the carrying value of goodwill or indefinite-lived intangibles exceeds its fair value, an impairment loss must be recognized. A present value technique is often the best available technique by which to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimates of future cash flows and termination values. As such, several different terminal values were used in our calculations and the likelihood of possible outcomes was considered.

        Accuride Pensions and Post-Retirement Benefits.    Accuride accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, Accuride uses a smoothed value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on Accuride's computation of pension income (cost) be amortized over future periods.

        The most significant element in determining Accuride's pension income (cost) in accordance with SFAS No. 87 is the expected return on plan assets. In 2004, Accuride assumed that the expected long-term rate of return on plan assets would be 8.75% for the U.S. plans and 9.0% for the Canadian plans. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost). Over the long term, Accuride's U.S. pension plan assets have earned approximately 9% while its Canadian plan assets have earned approximately 11%. The expected return on plan assets is reviewed annually and, if conditions should warrant, revised. If Accuride were to lower this rate, future pension cost would increase.

        At the end of each year, Accuride determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, Accuride looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004 and 2003, Accuride determined this rate to be 6.0%. Changes in discount rates over the past three years have not materially affected pension income (cost), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

        The recent declines in the financial markets coupled with the decline in interest rates have caused Accuride's accumulated pension obligation to exceed the fair value of the related plan assets. As a result, in 2004 Accuride recorded an increase to its accrued pension liability and a non-cash charge to equity of approximately $1.0 million after-tax. This charge may be reversed in future periods if market conditions improve or interest rates rise.

        For the year ended December 31, 2004, Accuride recognized consolidated pre-tax pension cost of $2.9 million, up from $2.5 million in 2003. Accuride currently expects that the consolidated pension cost for 2005 will be approximately $3.9 million. Accuride currently expects to contribute $6.1 million to our pension plans during 2005; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

        For the year ended December 31, 2004, Accuride recognized a consolidated pre-tax post-retirement welfare benefit cost of $2.3 million, up from $2.2 million in 2003. Accuride currently expects that the consolidated post-retirement welfare benefit cost for 2005 will be approximately $2.7 million. Accuride expects to pay $0.7 million during 2005 in post-retirement welfare benefits.

        TTI Pensions and Post-retirement Benefits.    TTI provides pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions in determining its net periodic benefit costs are the expected return on pension plan assets and the healthcare cost trend rate for its post-retirement welfare obligations.

        In 2004, TTI assumed that the expected long-term rate of return on pension plan assets would be 8.5%. As permitted under paragraph 30 of SFAS No. 87, the assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in its net periodic benefit cost. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future net periodic benefit cost. The expected return on plan assets is reviewed annually and, if conditions should warrant, would be revised.

        At the end of each year, TTI determines the discount rate to be used to calculate the present value of its pension and post-retirement welfare plan liabilities. The discount rate is an estimate of the current interest rate at which its pension liabilities could be effectively settled at the end of the year. In estimating this rate, TTI looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004, TTI determined this rate to be 5.75%, a decrease of 0.5% from the 6.25% rate used at December 31, 2003.

        For TTI's post-retirement welfare plans, TTI assumed a 10.0% annual rate of increase in healthcare costs for 2004, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2008 and remaining at that level thereafter. The healthcare cost trend is reviewed annually and, if conditions should warrant, revised.

        On January 31, 2005, Accuride acquired TTI. As part of the allocation of purchase price the obligations and assets of TTI's pension and postretirement welfare plans were remeasured under current assumptions as of the acquisition date and all unrecognized amortization bases were refreshed.

The discount rate used to reflect the level of interest rates at the time of the acquisition was 5.50%. In addition, for TTI's postretirement welfare plans, the Company utilized an annual rate increase of 12.0% in healthcare costs in 2005, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2012 and remaining at that level thereafter.

        For the years ended December 31, 2004 and 2003, TTI recognized consolidated pre-tax pension cost of $1.1 million and $0.6 million, respectively. Accuride currently expects that the consolidated post-acquisition pension cost for 2005 for TTI will be approximately $0.0 million. TTI currently expects to contribute $2.3 million to its pension plans during 2005; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates and changes in workforce compensation.

        For the year ended December 31, 2004, TTI recognized a consolidated pre-tax post-retirement welfare benefit cost of $3.8 million, up from $3.4 million in 2003. TTI currently expects that the consolidated post-acquisition retiree welfare benefit cost for 2005 will be approximately $2.6 million. TTI expects to pay $2.7 million during 2005 in post-retirement welfare benefits.

        Taxes.    Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the ability to realize our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins or loss of market share.

        Although realization of our net deferred tax assets is not certain, management has concluded that we will more likely than not realize the full benefit of the deferred tax assets.

        Contingencies.    We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amounts of loss, in the determination of loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us, resulting from our ongoing monitoring activities and progress with the related regulatory agencies, to determine whether the accruals should be adjusted. If the amount of the actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

  Interest Rate Instruments

        The Company uses interest rate swap agreements as a means of fixing the interest rate on portions of the Company's floating-rate debt. The interest rate swaps entered into in the first quarter of 2005 are not designated as a hedge for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with both unrealized and realized gains or losses reflected in current period earnings as a component of interest. The total notional amount of outstanding interest rate swaps at June 30, 2005 was $250 million, maturing in March of 2006, 2007 and 2008. Included in interest expense for the six months ended June 30, 2005 are realized losses of $0.4 million and unrealized losses of $1.1 million. There were no interest rate swaps in 2004.

  Foreign Currency Risk

        Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. Forward foreign exchange contracts and other derivative instruments, designated as hedging instruments under SFAS No. 133, are used to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At June 30, 2005, we had open foreign exchange forward contracts of $25.1 million. We believe the use of foreign currency financial instruments reduces the risks that arise from doing business in international markets.

        However, our foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments. The counterparties to the foreign exchange contracts are financial institutions with investment grade credit ratings.

        A 10% adverse change in currency exchange rates for the foreign currency dollar options held at June 30, 2005, would have a negative impact of approximately $2.5 million on the fair value of such instruments.

  Raw Material/Commodity Price Risk

        We rely upon the supply of certain raw materials and commodities in our production processes and have entered into long-term supply contracts for our steel and aluminum requirements. The exposures associated with these commitments are primarily managed through the terms of the sales, supply and procurement contracts. From time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices. Commodity price swap and futures contracts are used to offset the impact of the variability in certain commodity prices on our operations and cash flows. At June 30, 2005, we had no open commodity price swaps and futures contracts.

  Interest Rate Risk

        We use long-term debt as a primary source of capital in our business. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt at June 30, 2005:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(dollars in thousands)
Long-term Debt:
Fixed	$—	$—	$—	$—	$—	$275,000	$275,000	$275,000
Avg. Rate						8.50%	8.50%
Variable	$—	$—	$—	$—	$—	$472,725	$472,725	$474,448
Avg. Rate						5.80%	5.80%

New Accounting Pronouncements

        FAS 106-2.    In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Financial Accounting Standards Board, or FASB, Statement No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," requires presently-enacted changes in relevant laws to be considered in current period measurements of post-retirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. 106-2, or FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. FAS 106-2 was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on our financial position or results of operations.

        FIN 46R.    In December 2003, the FASB issued a revision to Interpretation 46, or FIN 46R, to clarify some of the provisions of FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on our financial position or results of operations.

        SFAS No. 132 (revised 2003).    In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an Amendment of FASB Statements No. 87, 88, and 106." This statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS No. 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. We adopted this statement as of December 31, 2003 and revised our annual and interim disclosures for the periods ended December 31, 2003 and 2004 accordingly.

        SFAS No. 151.    In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 153.    In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 123 (revised 2004).    In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Accuride will be required to apply Statement 123(R) as of the first interim period that begins after January 1, 2006. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        FASB Staff Positions (FSPs) 109-1 and 109-2.    In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

INDUSTRY

        We compete in the North American commercial vehicle components industry and primarily serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarket (22% of 2004 pro forma net sales), with the remainder of sales made to customers in industrial markets. Our pro forma net sales to heavy- and medium-duty OEMs, commercial trailer OEMs, light truck OEMs and other industrial markets as a percentage of total pro forma sales were approximately 53%, 6%, 9% and 10%, respectively, in 2004. Foreign competition is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspects of many of our products, the need to be responsive to order changes on short notice and the small labor component to most products. The following is an overview of the commercial vehicle components industry and each of the markets that we serve. Whenever we refer to the commercial vehicle components industry, we mean the North American commercial vehicle components industries and markets.

Commercial Vehicle Components Industry

        The commercial vehicle components industry is comprised of heavy- and medium-duty truck and commercial trailer components suppliers. The commercial vehicle components industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the commercial vehicle components industry is characterized by considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports.

        The relationship between supplier and OEM generally tends to be close, cooperative and long-term in nature, requiring a substantial investment of time and resources by both parties. In contrast to the automotive industry, commercial vehicle end customers generally have the ability to specify components used in the original production of commercial vehicles, increasing the importance of brand recognition. Frequently, higher quality components are designated as "standard" equipment on an OEM's product line, further solidifying the relationship. Once a product is chosen as standard equipment for a line of trucks, any truck ordered in that line will come with that standard component unless the end user specifically requests a different product, which generally results in the payment of an additional charge by the end user to the OEM. As a result, the selection of a product as standard equipment for a line of trucks will generally create a steady demand for that product, both in the OEM market and in the aftermarket, because end users are more likely to use the standard component for replacement.

Commercial Truck Market Overview

        Commercial trucks are segmented into four major classes numbered 5 through 8. Heavy-duty trucks, or the Class 8 category, are used for the large majority of all truck tonmiles (the number of miles driven multiplied by the number of tons transported). While the majority of these tonmiles are long haul, Class 8 trucks also fill a niche as a regional delivery alternative. Medium-duty trucks, segmented into classes 5, 6 and 7, include buses and smaller transport vehicles, and are primarily used for regional package delivery, utility or construction.

	Class 5	Class 6	Class 7	Class 8
Weight (lbs.)	16,001 - 19,500	19,501 - 26,000	26,001 - 33,000	over 33,000
Example	Delivery Trucks	Beverage Trucks	Garbage Trucks	Tractor-Trailers
Units	53,194	90,360	96,908	270,408

Note: Units represent 2004 production levels as reported in ACT Research (August 2005).

  Heavy-Duty Truck Market

        The global heavy-duty truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. The global heavy-duty truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of heavy-duty trucks to meet the region-specific demands of end users, (3) the localized nature of regulation of the truck and truck components industries and (4) the ability to meet just-in-time delivery requirements.

        According to ACT, four companies represented approximately 97% of North American heavy-duty truck production in 2004. The percentages of heavy-duty production represented by Freightliner, PACCAR, Volvo/Mack and International were 35%, 24%, 19% and 19%, respectively.

        According to ACT, North American heavy-duty truck production is expected to increase significantly from 2003 to 2009. The following chart illustrates historical North American heavy-duty truck production as well as forecasts from ACT:

North American Heavy-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and August 2005).

  Historical and Projected Heavy-Duty Truck Results

        The North American heavy-duty truck industry experienced substantial growth during the 1990s, reaching a peak in 1999 with 332,587 production units. From mid-2000 through 2001, the industry experienced a significant cyclical decline caused by a number of events:

  (1)
  the recessionary economic environment;

  (2)
  the large number of new trucks introduced into the truck fleet from 1998 to early 2000, due in part to specific marketing programs such as buyback guarantees offered by the major truck manufacturers; and

  (3)
  the large number of quality used trucks available at relatively low prices.

        These factors resulted in 2001 unit production declining approximately 56% from peak unit production in 1999.

        Following the substantial decline from 1999 to 2001, truck unit production increased modestly to 181,199 units in 2002 from 145,978 units produced in 2001, due primarily to the pre-buying of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the pre-buying, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest in the more expensive and newly compliant equipment.

        North American heavy-duty truck production of 181,847 units in 2003 remained substantially similar to 2002 production. During the first half of 2003, the economy remained in its recessionary mode as the United States commenced war in Iraq. New truck purchases remained subdued, and the age of the average truck on the road continued to increase. In mid-2003, evidence of renewed growth emerged and truck tonmiles began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. In the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. As a result, all of the major OEMs have increased their truck build rates to meet the increased demand.

        The North American heavy-duty truck market continued to rebound in 2004. According to ACT, North American heavy-duty truck production is expected to increase from 270,408 units in 2004 to 340,928 units in 2009, at a compound annual growth rate of 4.7%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace in 2004. North American year-over-year heavy-duty net truck orders increased 89% from 2003 to 2004. In spite of the increased production in 2003, the backlog for heavy-duty trucks has continued to increase and stood at 183,423 at the end of 2004, up from 65,099 at the end of 2003.

        According to ACT, heavy-duty truck unit production is expected to continue increasing in 2005 and 2006, with projected unit production of 340,633 units and 347,093 units, respectively. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks, and (3) the growing need to replace aging truck fleets.

        ACT forecasts that production in 2007 will be 211,241 units, a decline of approximately 39.1% from 2006 levels, due to new environmental standards that are expected to be introduced by the EPA in 2007. This decline would be similar in nature to what occurred after October 2002 following the introduction of new EPA emission standards. ACT projects that 2009 production will reach 340,928 units, an increase of approximately 61.4% from 2007 levels. We believe that this increase in volume is consistent with a sustained improvement in economic conditions and ACT's projected growth in heavy-duty tonmiles.

  Medium-Duty Truck Market

        Medium-duty trucks, which include buses and specialty vehicles, are smaller, less expensive vehicles that are generally used for short haul and more commodity like hauling, which fluctuate less with changes in the economy. The medium-duty market, which tends to be less cyclical than the heavy-duty market, has experienced strong growth this year and is expected to continue to grow from 2003 through 2009 as shown in the following chart:

North American Medium-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and August 2005).

        North American medium-duty net truck orders in 2004 were 254,840 orders, up 22.7% from 2003. Backlog for medium-duty trucks stood at 83,108 at the end of 2004, up from 54,179 at the end of 2003.

Commercial Trailer Market Overview

        The commercial trailer market includes dry vans, dump and tanker trailers used to haul a wide variety of freight from commodities to finished goods. Historically, general economic and business conditions have significantly impacted demand for commercial trailers and have highly correlated with the production of heavy-duty trucks. In addition, during the past few years demand for commercial trailers has been positively affected by the widespread implementation of just-in-time delivery requirements and lean manufacturing principles as companies use commercial trailers as portable warehouses. According to ACT, an estimated 183,162 and 235,953 trailers were sold in the U.S. commercial trailer market in 2003 and 2004, respectively. ACT projects that the commercial trailer market will continue to grow, reaching 288,963 units in 2009, a 4.1% compound annual growth rate from 2004.

Various Industrial Markets

        We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden. With the exception of the agriculture market, these markets are tied to general economic conditions. The agriculture market is tied to environmental and other factors that impact agricultural production.

Industry Drivers

  Economic Conditions

        The North American commercial vehicle industry is directly influenced by overall economic growth and consumer spending. Since commercial vehicle OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these commercial vehicles includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.

  Truck Freight Growth

        Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation, such as rail and pipeline, leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.2% in 2004. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking versus other modes of transporting goods. Growth in freight tends to correlate closely with the number of heavy-duty tonmiles, which is depicted in the following chart:

North American Tonmiles—Heavy-Duty Trucks
(number of tonmiles in billions)

"E"—Estimated

Source: ACT Research (February and July 2005).

        National suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide "to-the-hour" delivery options in order to maintain operating efficiency. As a result, heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Because trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time delivery requirements.

  Truck Replacement Cycle and Fleet Aging

        In 2002, the average age of heavy-duty trucks passed the 10-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Most leading national freight companies replace their vehicles every three to five years. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors such as inventory management and the growth in less-than-truckload, or LTL, freight shipping also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. heavy-duty trucks:

Average Age of Active U.S. Heavy-Duty Trucks
(number of years)

Source: ACT Research (2005).

  Suppliers' Relationships with OEMs

        Suppliers' relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases the designation of a supplier's component as standard equipment, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

  Growth in the Aftermarket for Components

        The vehicle components aftermarket is characterized by steady sales and higher margins than in the primary market. Demand in this sector of the industry is primarily driven by the age and number of trucks in service and the number of miles driven by those commercial vehicles. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles driven in the overall trucking industry, as illustrated above. The aftermarket is a growing market as the overall size of the North American fleet of heavy-duty trucks has continued to increase and is attractive because of the recurring nature of the sales. The higher margins in the aftermarket result from suppliers' ability to leverage an already established fixed cost base and exert moderate pricing power. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of earnings.

BUSINESS

Corporate History

        Accuride and Accuride Canada Inc., a corporation formed under the laws of the province of Ontario, Canada and a wholly-owned subsidiary of Accuride, were incorporated in November 1986 for the purpose of acquiring substantially all of the assets and assuming certain of the liabilities of Firestone Steel Products, a division of The Firestone Tire & Rubber Company. The respective acquisitions by the companies were consummated in December 1986. In 1988, we were purchased by Phelps Dodge Corporation.

        On November 17, 1997, we entered into a stock subscription agreement with Hubcap Acquisition L.L.C. pursuant to which Hubcap Acquisition, an affiliate of KKR, acquired control of us. The acquisition consisted of an equity investment in us together with approximately $363.7 million of aggregate proceeds from certain financings, which were collectively used to redeem shares of our common stock owned by Phelps Dodge. The financing transactions included the issuance of public notes, which were registered under the Securities Act pursuant to a registration statement on Form S-4. Immediately after the closing of such transactions, Hubcap Acquisition owned 90% of our common stock and Phelps Dodge owned 10% of our common stock. Shortly thereafter, we sold additional shares of common stock and granted options to purchase common stock to certain senior management employees, representing, in the aggregate, approximately 10% of our fully diluted equity. Phelps Dodge subsequently sold its remaining interest in us to RSTW Partners III, L.P. in September 1998.

        On January 31, 2005, we completed our acquisition of TTI. TTI was founded as Johnstown America Industries, Inc. in 1991 in connection with the purchase of Bethlehem Steel Corporation's freight car manufacturing operations. After an initial public offering in July 1993, TTI continued to grow and transform its business through a series of acquisitions in the truck components industry completed between 1995 and 1999, which, together with continuing improvement in market conditions in the truck component industry, represented substantially all of its sales growth during such period. Following the sale of TTI's freight car operations in June 1999, it changed its name to Transportation Technologies Industries, Inc. In March 2000, TTI was acquired in a going-private transaction by an investor group led by its management and Trimaran.

The TTI Merger and Related Transactions

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly-owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

        Accuride plans to rationalize costs by eliminating redundant corporate overhead expenses, and consolidate purchasing, research and development, information technology and sales and distribution functions.

        In connection with the TTI merger:

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  we sold $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as our new senior subordinated notes, in a private placement transaction and subsequently exchanged such notes with substantially equivalent notes that were registered pursuant to a registration statement on Form S-4, filed with the SEC on May 2, 2005;

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  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of June 30, 2005);

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  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

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  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

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  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

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  we paid approximately 39.2 million of transaction fees and expenses; and

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  in connection with the completion of its audit of, and the issuance of a report on (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

Initial Public Offering of Common Stock

        We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO and other available cash of $3.4 million to repay a portion of our credit facility.

        We refer to the TTI merger, the sale of our new senior subordinated notes, the borrowings under our new senior credit facilities and the IPO collectively as the Transactions.

The Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2004, we generated pro forma net sales of $1,082.3 million.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components.

For the year ended December 31, 2004, we sold approximately 59% of our products to heavy- and medium-duty truck and commercial trailer OEMs and approximately 22% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Product Overview

        We design, produce and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. The following describes our major product lines and brands.

  Wheels (approximately 46% of 2004 pro forma net sales)

        We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy- and medium-duty wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. We also produce wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans. We market our wheels under the Accuride brand. A description of each of our major products is summarized below.

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  Heavy- and medium-duty steel wheels.  We offer the broadest product line of steel wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and at a number of North American trailer OEMs.

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  Heavy- and medium-duty aluminum wheels.  We offer a full product line of aluminum wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs. Aluminum wheels are generally lighter in weight, more readily stylized and approximately 3.5 times more expensive than steel wheels.

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  Light truck steel wheels.  We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as Ford, General Motors and DaimlerChrysler Corporation. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

  Wheel-End Components and Assemblies (approximately 24% of 2004 pro forma net sales)

        We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

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  Brake Drums.  We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

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  Disc Wheel Hubs.  We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety. These hubs have been mandated for all new trucks with air brakes since March 1997 and all new commercial trailers with air brakes since March 1998.

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  Spoke Wheels.  Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy- and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

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  Disc Brake Rotors.  We develop and manufacture durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We manufacture ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

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  Automatic Slack Adjusters.  Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance. Automatic slack adjusters were mandated for all new trucks in the United States beginning in 1994 and in Mexico since January 1, 2004.

  Truck Body and Chassis Parts (approximately 11% of 2004 pro forma net sales)

        We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing and the kitting and assembly of exhaust systems.

        We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

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  Bumpers.  We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

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  Fuel Tanks.  We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

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  Bus Components and Chassis Assembly.  We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

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  Battery Boxes and Toolboxes.  We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

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  Front-End Crossmembers.  We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

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  Muffler Assemblies.  We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

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  Crown Assemblies and Components.  We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

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  Other Products.  We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbelly brackets, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies and various other components.

  Seating Assemblies (approximately 6% of 2004 pro forma net sales)

        Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket and school and transit buses. All major North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

        Seating assemblies are primarily differentiated on comfort, price and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

        We have invested significantly to maintain our position as one of the leaders in the development of innovative seating assemblies. Our new "C-Series" product line is expected to begin production in late 2006. This next-generation seat features many new benefits, including modular assembly, seat pan extension and a wider, more stable suspension. In 1999, we introduced a new "Wide Ride" seat concept in response to customer demand for a wider, more comfortable product, and in 2001 we introduced the "Liberty Series" focused on the aftermarket.

        Our current line of seats is the "T-Series," which offers a number of different styles based on back height, weight, number of armrests, color, ability to adjust height and tilt and suspension system. In addition to the T-Series, we have also developed a mechanical seat under the Viking name, designed for construction equipment and rugged applications, as well as a seat designed for short runs on quick deliveries under the Baja name.

  Other Components (approximately 13% of 2004 pro forma net sales)

        We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

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  Military Wheels.  We recently began producing steel wheels for military applications under the Accuride brand name. In addition, we are developing aluminum wheels for future applications to reduce vehicle weight.

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  Steerable Drive Axles and Gear Boxes.  We believe we are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.

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  Transmission and Engine-Related Components.  We believe we are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

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  Industrial Components.  We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.

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  Non-Powered Farm Equipment.  We also design, manufacture and market a line of farm equipment and lawn and garden products for the "behind-the-tractor" market, including pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators under the Brillion brand name.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

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  Leading Market Positions.  We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we had approximately an 87% market share in 2004 (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we had approximately a 48% market share in 2004 (an increase from approximately a 24% market share in 1998). The TTI merger expands our range of products and further solidifies our strong customer base by combining both companies' long-standing relationships with important OEMs. The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 54% market share in 2004 in brake drums and approximately a 36% market share in 2004 in disc wheel hubs. We expect to benefit from the combined businesses' broad product portfolio, established brand names and dedicated sales force, all of which we believe will help us to maintain and improve our strong market position by enhancing our ability to cross-sell products, increase our content per vehicle and market ourselves as a broad-based provider of commercial vehicle components to our customers. Based on internal market data, we believe that we have a number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
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  Significant and Increasing Profitability through Operational Excellence.  Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This system tracks operating metrics on a weekly and monthly basis and performance is tied to employees' annual compensation. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. These cost reduction efforts, in addition to the overall improvement in volume, have resulted in higher margins and profitability. We expect continued margin improvement as the benefits of improving market demand and a lower fixed cost base are more fully realized. Furthermore, the TTI merger provides the opportunity to create meaningful synergies in terms of rationalizing existing costs. We believe that combining the businesses will allow us to eliminate redundant corporate overhead expenses and reduce other costs through the consolidation of purchasing, research and development, information technology and sales and distribution.

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  Diversified Business.  We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. Our diversification also enables us to capitalize on the growth in our different end markets and enhances our recognition and reputation with our customer base. The following table describes our approximate 2004 pro forma net sales by product, end market and customer:

2004 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

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  Strong, Long-Term Customer Relationships.  We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. We have a dedicated sales force located near major customers such as Freightliner, PACCAR and International with additional field personnel positioned throughout North America to service other OEMs, independent distributors and trucking fleets. In addition, our research and development department works closely with customer engineering groups on technology development teams that develop new proprietary products and improve existing products and manufacturing processes. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Accuride and TTI manufacture and sell products that target the same end customers and in some cases are sold to the same buying representatives at the commercial vehicle OEMs that we serve. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

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  Significant and Growing Aftermarket Presence.  The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that our increased penetration is a direct result of our focus on the aftermarket. Furthermore, we believe that the TTI merger will widen our sales channels, particularly in the aftermarket where TTI has a strong presence, which will provide us with a broader distribution network to reach more customers.

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  Significant Barriers to Entry.  Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports. Competition from non-U.S. manufacturers is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspect of many of our products, the need to be responsive to order changes on short notice, unique North American design requirements and the small labor component to most products.

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  State-of-the-Art Manufacturing Facilities.  Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. These investments have significantly lowered overall labor costs. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products and require only modest capital expenditures to increase capacity selectively and lower overall manufacturing costs. Our facilities are strategically located within relative proximity of many of our customers, facilitating more effective and efficient customer service and lowering customer freight charges.

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  Proven Management Team.  With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader. Most recently, our management team successfully led us through an industry downturn and implemented significant operational improvements.

Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented since 1999, will enable us to benefit significantly from the anticipated growth in the North American heavy-duty truck market through increased sales and profitability. Specifically, key investments in our operations and increased capacity in addition to reduced headcount, improvement in manufacturing efficiencies and consolidation of manufacturing facilities have strengthened our competitive position. Accordingly, we believe that as truck build rates increase, we are well positioned to generate profits and margins that will compare favorably to those achieved at similar build rates during the last industry growth period. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

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  Focus on Operational Excellence and Efficiency.  We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a low fixed-cost structure. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. As a result, we have maintained our gross profit margin over the past several years despite an industry-wide downturn in heavy-duty truck builds from 2000 through 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. In 2004, we experienced an increase in raw material costs. To reduce our exposure to future cost increases, we have implemented a combination of price increases and surcharges.

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  Enhance Market Position through Organic Growth and Revenue Synergies.  We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offerings, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components. Examples include increasing our aftermarket sales through the use of TTI's large and established distribution network, leveraging Accuride's long-standing truck and commercial trailer fleet relationships for TTI's products, expanding opportunities in the military market for TTI products, combining and enhancing product development functions and using Accuride's Monterrey, Mexico facility to establish our Imperial brand name in Mexico.

  •
  Realize Cost Synergies from TTI Merger.  The combination of Accuride and TTI provides the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of purchasing, research and development, information technology and sales and distribution functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

  •
  Increase Products under Standard Supplier Arrangements.  We provide standard content to a majority of truck platforms at each of Freightliner, PACCAR, International and Volvo/Mack. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

  •
  Build Upon Our Market Leading Product Portfolio.  As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio to further solidify our position as a leading supplier of commercial vehicle components. We expect to develop the portfolio through both internal product development efforts and through select acquisitions of strategic products. We have a market-driven approach to product development, leveraging our close relationships with commercial vehicle OEMs to quickly assess and react to market demand. Additionally, while our near-term focus will be on the successful integration of TTI, we will also continue to identify and pursue, where strategically and financially prudent, select acquisitions that complement our existing portfolio.

  •
  Expand Truck Aftermarket Penetration.  Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We intend to continue our focus on increasing penetration in the aftermarket. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

  •
  Reduce Indebtedness and Leverage.  We currently anticipate applying a portion of excess cash flow in future periods towards debt reduction in order to further reduce our leverage and increase our financial flexibility.

Customers

        We market our components to more than 1,000 customers, including most of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors and aftermarket buying groups. Our largest customers are Freightliner, PACCAR, International and Volvo/Mack, which combined accounted for 56% of our pro forma net sales in 2004. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio and our continued innovation.

Sales and Marketing

        We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople who reside near the headquarters of each of the major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has sales and marketing personnel who, together with sales engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

        In addition, we have a field sales force that handles fleet "pull-through" efforts to create demand for all of our products with major fleets. This sales force also promotes and sells our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups.

International Sales

        We consider sales to customers outside of the United States as international sales. International sales in 2004 were $144.7 million, or 13.3%, of our 2004 pro forma sales volume. For additional information, see footnote 12 to the "Notes to Consolidated Financial Statements" included herein.

Backlog

        Our production is based on firm customer orders and estimated future demand. Since firm orders generally do not extend beyond 15-45 days and we generally meet all requirements, backlog volume is generally not significant.

Cyclical and Seasonal Industry

        The vehicle components industry is highly cyclical and, in large part, depends on the overall strength of the demand for heavy- and medium-duty trucks. This industry has historically experienced significant fluctuations in demand based on factors such as general economic conditions, gas prices, interest rates, government regulations and consumer confidence.

        In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year.

Manufacturing

        We operate 17 manufacturing facilities, which are characterized by advanced manufacturing capabilities and six just-in-time sequencing facilities in North America. Our U.S. manufacturing operations are located in Alabama, California, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin. In addition, we have manufacturing facilities in Canada and Mexico. These facilities are strategically located to meet our manufacturing needs and the demands of our customers. In particular, in our wheel-end and assembly market, we believe that our highly-integrated manufacturing operations provide us with a competitive advantage, as we are able to combine our high quality castings from our facilities in Brillion, Wisconsin and Rockford, Illinois with our machining, assembly, welding and painting operations in Elkhart, Indiana.

        All of our significant operations are QS-9000 certified, which means that they comply with certain quality assurance standards for truck components suppliers. We believe our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR's Preferred Supplier award and Freightliner's Masters of Quality award.

Properties

        The table below sets forth certain information regarding our material owned and leased properties. We believe these properties are suitable and adequate for our business.

Facility Overview

Location	Business function	Brands Manufactured	Owned/ Leased	Size (sq. feet)
Evansville, IN	Corporate Headquarters	Corporate	Leased	37,229
London, Ontario, Canada	Heavy- and Medium-duty Steel Wheels, Light Truck Steel Wheels	Accuride	Owned	536,259
Henderson, KY	Heavy- and Medium-duty Steel Wheels, R&D	Accuride	Owned	364,365
Monterrey, Mexico	Heavy- and Medium-duty Steel Wheels, Light Truck Wheels	Accuride	Owned	262,000
Erie, PA	Forging and Machining—Aluminum Wheels	Accuride	Leased	421,229
Cuyahoga Falls, OH	Machining and Polishing—Aluminum Wheels	Accuride	Leased	131,700
Taylor, MI	Warehouse	Accuride	Leased	75,000
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling—Hub, Drums and Rotors	Gunite	Owned	258,000
Elkhart, IN	Machining and Assembling—Automatic Slack Adjusters	Gunite	Leased	37,000
Bristol, IN	Warehouse	Gunite	Leased	108,000
Brillion, WI	Molding, Finishing, Farm Equipment, Administrative Office	Brillion	Owned	593,200
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Gainesville, TX	Assembly and Line Sequencing	Imperial	Leased	21,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned/Leased	116,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Owned(a)	200,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(a)
This property is a leased facility for which we have an option to buy at any time for a nominal price.

Competition

        We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, breadth of product line, delivery and service.

        The competitive landscape for each of our brands is unique. Our primary competitors in the wheel markets include Alcoa Inc., ArvinMeritor, Inc. and Hayes Lemmerz International, Inc. The competition in the wheel-ends and assemblies markets for heavy-duty trucks and commercial trailers is ArvinMeritor, Consolidated Metco Inc., Hayes Lemmerz and Webb Wheel Products Inc. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a very limited number of competitors, with National Seating

Company as our main competitor. Our major competitors in the industrial components market include 10 to 12 foundries operating in the Midwest and Southern regions of the United States.

Raw Materials and Suppliers

        We typically purchase steel for our wheel products from a number of different suppliers by negotiating high-volume contracts with terms ranging from one to three years. While we believe that our supply contracts can be renewed on acceptable terms, we cannot assure you that such agreements can be renewed on such terms or at all. However, we do not believe that we are overly dependent on long-term supply contracts for our steel requirements as we have alternative sources available if need requires. Furthermore, it should be understood that the domestic steel industry is subject to major restructuring and is poorly positioned, due to a lack of raw materials, to respond to major volume increases. This may result in occasional industry allocations and surcharges.

        We obtain aluminum for our wheel products through third-party suppliers. We believe that aluminum is readily available from a variety of sources. While aluminum prices have been volatile, we have price agreements with our current supplier to minimize the impact of any price volatility.

        Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. We do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, but do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. A portion of increases in steel scrap prices for our wheel-ends and industrial components is passed through to most of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a monthly or quarterly basis. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

        The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Price increases for these raw materials are passed through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

Employees and Labor Unions

        As of June 30, 2005, we had approximately 4,858 employees, of which 952 were salaried employees with the remainder paid hourly. Approximately 2,300 employees, or 47% of the total, are represented by unions. We have collective bargaining agreements with several unions, including (1) the United Auto Workers, (2) the International Brotherhood of Teamsters, (3) the Paper, Allied-Industrial, Chemical & Energy Workers International Union, (4) the International Association of Machinists and Aerospace Workers, (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon. In June 2004, employees at our Cuyahoga Falls, Ohio facility elected to be represented by the United Auto Workers. The initial contract continues to be under negotiation, and the Company understands that there was a vote to authorize a strike at this facility. It is not possible to predict whether a strike or some other outcome will occur. If there is a strike, the Company does not expect there to be a material adverse effect on operations. We recently renewed our union contract with the International Brotherhood of Teamsters at our Elkhart, Indiana #2 plant.

        Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts have multi-year terms and expire at various times over the next few years with the exception of our union contract with our hourly employees at our

Monterrey, Mexico facility, which expires on an annual basis. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations or financial condition.

Intellectual Property

        We believe that our trademarks, patents, copyrights and other proprietary rights are important to our business. We have numerous trademarks, patents and copyrights in the United States and in certain foreign countries. We are not aware of any current or pending suits in connection with any of our trademarks, patents or copyrights.

Environmental Matters

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of June 30, 2005, we had a environmental reserve of approximately $2.8 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007.

Legal Proceedings

        We are involved in a variety of legal proceedings, including workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes and product liability claims arising out of the conduct of our businesses. In our opinion, the ultimate outcome of these legal proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

Our Sponsors

        Kohlberg Kravis Roberts & Co. L.P. is one of the world's oldest and most experienced private equity firms specializing in management buyouts. KKR is an investor in our company.

        Trimaran Capital Partners is a private asset management firm headquartered in New York, with assets under management in excess of $3.8 billion. Trimaran Investments II, L.L.C., an affiliate of Trimaran Capital Partners, is the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation. Trimaran Capital Partners, through its affiliated entity, Trimaran Advisors, L.L.C., formerly Caravelle Advisors, L.L.C., manages a portfolio of bank loans, high yield securities and special situation investments. Caravelle Investment Fund, L.L.C., a fund managed by Trimaran Advisors, is also an investor in our company.

        As of September 29, 2005, entities affiliated with KKR and entities affiliated with Trimaran Investments II, L.L.C. beneficially owned approximately 38.0% and 17.1% of our outstanding common stock, respectively. In addition, pursuant to a management services agreement among, us, KKR and Trimaran, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000, while Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

Internal Control over Financial Reporting

        Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  (1)
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  (2)
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  (3)
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

        In connection with the completion of its audit of, and the issuance of a report on (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. The material weaknesses noted include: (1) weaknesses related to field level controls at TTI's Gunite and Brillion locations, which demonstrated local managements' lack of consistent understanding and compliance with TTI's policies and procedures and which included errors that resulted in certain book to physical inventory adjustments; and (2) a weakness related to the corporate level financial reporting, which consisted of the failure to adequately review the work of a third party actuarial consultant requiring an adjustment to our workers' compensation liability.

        In response to the material weaknesses identified by Deloitte & Touche LLP in respect to the internal control over financial reporting, management has implemented additional procedures and controls to remediate the material weaknesses. Actions taken by management to remediate the material weaknesses with respect to TTI's Gunite and Brillion locations include: (i) monitoring compliance with TTI's policies and procedures at the operating locations; (ii) developing targeted site reviews for locations that possess the weakest records of complying with TTI's policies and procedures; (iii) re-emphasizing the importance of policies and procedures through continued training of operating location management of written policies and procedures; and (iv) dedicating additional review time to account reconciliations and analyses being performed by new accounting staff or when being prepared by an individual for the first time. Actions taken by management with respect to TTI's financial reporting controls include: (i) strengthening preventive controls; and (ii) reviewing all assumptions and data provided to TTI by third party service providers. We have also added a Director of Corporate Internal Audit to oversee and follow up on improvements. Unless the material weaknesses described above or any other material weaknesses identified in the future by us, are remedied prior to December 31, 2006, management will not be able to state in its evaluation that internal control over financial reporting is effective at a reasonable assurance level under Section 404 of the Sarbanes-Oxley Act.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our directors and executive officers, including their respective ages as of September 29, 2005. Immediately after the offering, KKR and Trimaran will each have the right to appoint two and one members, respectively, to our board.

Name	Age	Position(s)
Terrence J. Keating	55	Director, President and Chief Executive Officer
Andrew M. Weller	59	Director, Executive Vice President/Components Operations & Integration
John R. Murphy	55	Executive Vice President/Finance and Chief Financial Officer
David K. Armstrong	48	Senior Vice President/General Counsel and Corporate Secretary
Robert L. Nida	61	Senior Vice President/Operations (Wheels, Gunite and Brillion)
Elizabeth I. Hamme	55	Senior Vice President/Human Resources
Henry L. Taylor	51	Senior Vice President/Sales and Marketing
James H. Greene, Jr.	55	Director
Todd A. Fisher	40	Director
Frederick M. Goltz	34	Director
Jay R. Bloom	49	Director
Mark D. Dalton	43	Director
James C. Momtazee	33	Director
Charles E. Mitchell Rentschler	66	Director
Donald C. Roof	53	Director

        Terrence J. Keating has served as Chief Executive Officer, President and a director of the Company since May 2002. He began his career with us in December 1996 and has formerly served as Vice President/Operations and Senior Vice President and General Manager/Wheels. Mr. Keating holds a B.S. in Mechanical Engineering Technology from Purdue University and an M.B.A. in Operations from Indiana University.

        Andrew M. Weller has served as Executive Vice President/Components Operations & Integration and as a director since February 2005. Mr. Weller served as President and Chief Operating Officer of TTI from January 2000 to August 2004 and as TTI's President and Chief Executive Officer from August 2004 to January 2005. Mr. Weller also served as a director of TTI from September 1994 to January 2005. He formerly served as Executive Vice President and Chief Financial Officer of TTI from September 1994 to January 2000. Mr. Weller was a Senior Managing Director of, and a partner in, TMB Industries from September 1994 through January 2005.

        John R. Murphy has served as Executive Vice President/Finance and Chief Financial Officer of the Company since March 1998. Mr. Murphy also serves as a director of O'Reilly Automotive, Inc., where he is the Chairman of its audit committee and a member of the governance/nominating committee. Mr. Murphy holds a B.S. in Accounting from the Pennsylvania State University and an M.B.A. from the University of Colorado.

        David K. Armstrong has served as Senior Vice President/General Counsel and Corporate Secretary for the Company since October 1998. Mr. Armstrong holds a B.S. and MAcc in Accounting and a Juris Doctorate, all from Brigham Young University.

        Elizabeth I. Hamme has served as Senior Vice President/Human Resources since February 1995. Ms. Hamme holds a B.A. in Political Science and an M.A. in Adult Education from George Washington University.

        Henry L. Taylor has served as Senior Vice President/Sales and Marketing since July 2002. He formerly served as Vice President/Marketing from April 1996 to June 2002. Mr. Taylor holds a B.S. in Marketing and Management from the University of Nevada, Reno and has completed graduate courses in business at the University of Nevada, Reno, St. Louis University and Case Western University.

        Robert L. Nida has served as Senior Vice President/Operations (Wheels, Gunite and Brillion) since August 2005. Mr. Nida previously served as Vice President/GM Steel Wheels from May 2004 to August 2005. From July 2002 to May 2004, he served as Vice President Technology and Continuous Improvement. From January 2000 to July 2002, he served as Director of Continuous Improvement.

        James H. Greene, Jr. has been a director since January 1998. He has been a member of KKR & Co., L.L.C., the limited liability company which serves as the general partner to KKR, since January 1996. He is also a director of Alliance Imaging, Inc., Shoppers Drug Mart Corporation, Sungard Data Systems, Inc. and Zhone Technologies, Inc.

        Todd A. Fisher has been a director since January 1998. He has been a member of KKR & Co., L.L.C. since January 2001 and was an executive of KKR from June 1993 to December 2000. Mr. Fisher is also a director of Alea Group Holding Ltd., Bristol West Holdings, Inc., Rockwood Holdings, Inc., Koninklijke Vendex KBB B.V., and Duales Sytems Deutchland AG.

        Frederick M. Goltz has been a director since June 1999. He has been an executive of KKR since March 1995, with the exception of the period from July 1997 to July 1998 during which time he earned an MBA at INSEAD. Mr. Goltz is also a director of Texas Genco LLC.

        Jay R. Bloom has been a director since February 2005. From March 2000 to January 2005, Mr. Bloom served as a director of TTI. Mr. Bloom is a founder, and has served as a managing partner, of Trimaran Fund Management, L.L.C since February 1999. Mr. Bloom has also served as a managing director and vice chairman of CIBC World Markets Corp. since August 1995, and as co-head of the CIBC Argosy Merchant Banking Funds since August 1995. Mr. Bloom is also a director of Educational Services of America, Inc., FreightCar America, Inc., Norcraft Companies, L.P. and NSP Holdings, LLC. Mr. Bloom currently serves as a member of the Cornell University's Undergraduate Business Program Advisory Council, Performance Measures Task Force, Johnson Graduate School of Management Advisory Counsel and the Cornell University Council.

        Mark D. Dalton has been a director since February 2005. From March 2000 to January 2005, Mr. Dalton served as a director of TTI. Mr. Dalton has served as a managing director of Trimaran Fund Management, L.L.C since August 2001. From December 1996 to August 2001, Mr. Dalton served as a managing director in the Leveraged Finance Group of CIBC World Markets Corp. Mr. Dalton is also a director of FreightCar America, Inc.

        James C. Momtazee has been a director since March 2005. Mr. Momtazee has been an executive of KKR since 1996. Mr. Momtazee is also a director of Alliance Imaging, Inc.

        Charles E. Mitchell Rentschler has been a director since March 2005. Mr. Rentschler was a partner with Langenberg & Company, a private industrial securities research firm, from August 2003 to June 2005. From 2001 to 2002, Mr. Rentschler was an independent business consultant providing general business consulting services to the Foundry industry. Mr. Rentschler served as President and Chief Executive Officer of The Hamilton Foundry & Machine Co. from 1985 until 2001. The Hamilton Foundry and Machine Co. filed a petition for relief under Chapter 11 of the Bankruptcy Code on October 10, 2000. Mr. Rentschler currently serves on the audit committee of Hurco Companies, Inc., and as a director of Industrial Research Foresight Research Solutions.

        Donald C. Roof has been a director since March 2005. Mr. Roof has been the Executive Vice President, Chief Financial Officer and Treasurer of Joy Global Inc. since June 2001. From May 1999 to February 2001, Mr. Roof served as the President and Chief Executive Officer of Heafner Tire Group, Inc. Mr. Roof previously served on the audit committee of Fansteel Inc. from September 2000 to March 2003.

Composition of the Board of Directors after the Offering

        Our board of directors consists of ten members. The rules of the New York Stock Exchange require that a majority of our board of directors qualify as "independent" according to the rules and regulations of the SEC and the New York Stock Exchange no later than the first anniversary of the closing date of our initial public offering. We intend to comply with these requirements.

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

  Audit Committee

        The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures, risk assessment procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee consists of Mr. Roof, whom we have designated as the audit committee financial expert and chairman, and Mr. Rentschler. The composition of the audit committee will comply with SEC and New York Stock Exchange requirements. Our board of directors has adopted a written charter for our audit committee, which is posted on our website.

  Compensation Committee

        The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees. Each member of the compensation committee is a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee consists of Mr. Greene, whom we have designated as compensation committee chairman, Mr. Goltz and Mr. Rentschler. Our board of directors has adopted a written charter for our compensation committee, which is posted on our website.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of directors will, subject to the terms of our stockholders' agreement, identify individuals qualified to become board members and recommend candidates for election to the board of directors, and consider and make recommendations to the board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members. The nominating and corporate governance committee also monitors our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance. The nominating and corporate governance committee consists of Messrs. Goltz, Greene and Roof. The composition of the nominating and corporate committee will comply with SEC and New York Stock Exchange requirements. Our board of directors has adopted a written charter for our nominating and corporate governance committee, which is posted on our website.

  Compensation Committee Interlocks and Insider Participation

        Messrs. Greene, Goltz and Rentschler, with Mr. Greene as chairman, currently serve as members of the compensation committee. Mr. Greene is a member of KKR 1996 GP L.L.C., which, prior to the offering, beneficially owns approximately 38.0% of our outstanding common stock, and a member of KKR & Co., L.L.C., which serves as general partner of KKR. Mr. Goltz is an executive of KKR & Co., L.L.C. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

        We have adopted a written code of conduct that is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct;

  •
  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

  •
  compliance with applicable laws, rules and regulations, including insider trading compliance; and

  •
  accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

        The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate. Our code of ethics is posted on our website.

Director Compensation

        Directors employed by us do not receive any separate compensation for services performed as a director. Each non-employee director receives a $45,000 annual retainer, the chairmen of the audit and compensation committees receive additional annual retainers of $15,000 and $10,000, respectively, while other members of these committees receive an additional $5,000 annual retainer. At the election of the non-employee directors, the retainers will be payable in either cash or in shares of our common stock. Each of our non-employee directors at the time of our IPO received under the Accuride Corporation 2005 Incentive Award Plan an option to purchase 25,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, which was $9.00 per share, the initial public offering price per share. Such options were fully vested at grant, but will become exercisable in one-third increments over a three year period on each anniversary of the date of grant. We reimburse directors for expenses incurred in connection with attendance at board or committee meetings.

Executive Compensation

        The following table sets forth the cash and non-cash compensation for services in all capacities to us for 2002, 2003 and 2004 of (1) our Chief Executive Officer and (2) our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 2004. We refer to these officers as the "named executive officers."

Summary Compensation Table

Long Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation (a)		Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation (b)
Terrence J. Keating (President and Chief Executive Officer)	2004 2003 2002	$ $ $	365,137 330,000 282,920	$ $ $	289,988 352,249 139,432	$ $ $	26,232 10,066 11,940	— — —	17,810 — 189,846	— — —	$ $ $	300,000 119,423 74,907
John R. Murphy (Executive Vice President/Finance & CFO)	2004 2003 2002	$ $ $	296,480 283,500 275,625	$ $ $	248,642 374,092 267,300	$ $ $	16,992 9,499 10,111	— — —	14,925 — 121,071	— — —	$ $ $	337,817 120,769 91,312
David K. Armstrong (Senior Vice President/General Counsel)	2004 2003 2002	$ $ $	209,885 200,700 193,700	$ $ $	119,035 176,556 124,542	$ $ $	14,446 9,588 13,764	— — —	11,940 — 79,998	— — —	$ $ $	94,697 53,769 44,492
Elizabeth I. Hamme (Senior Vice President/Human Resources)	2004 2003 2002	$ $ $	187,355 179,160 172,965	$ $ $	106,260 157,607 111,236	$ $ $	9,603 9,479 10,252	— — —	11,940 — 79,998	— — —	$ $ $	190,715 52,930 36,682
Henry L. Taylor (Senior Vice President/Sales and Marketing)	2004 2003 2002	$ $ $	177,850 170,040 160,860	$ $ $	101,039 128,925 79,751	$ $ $	10,924 9,391 8,919	— — —	11,940 — 79,998	— — —	$ $ $	48,530 44,416 9,752

(a)
Compensation includes financial planning service fees, vacation sold, overseas travel incentive, and gross-ups on financial planning and gift certificate as follows:

	Year	Financial Planning Service Fees Plus Gross-up		Vacation Sold	Gift Certificate/ Award Plus Gross-up		Overseas Travel Incentive
Mr. Keating	2004 2003 2002	$ $ $	9,478 10,030 10,111	$16,754 — —	$	— 36 —	$	— 1,829
Mr. Murphy	2004 2003 2002	$ $ $	9,478 9,355 10,111	$7,442 — —	$ $	71 144 —		— — —
Mr. Armstrong	2004 2003 2002	$ $ $	9,531 9,443 10,215	$4,863 — —	$ $ $	72 145 37	$	— — 3,512
Ms. Hamme	2004 2003 2002	$ $ $	9,531 9,443 10,215	— — —	$ $ $	72 36 37		— — —
Mr. Taylor	2004 2003 2002	$ $ $	9,478 9,355 8,882	$1,374 — —	$ $ $	72 36 37		— — —

(b)
Compensation includes contributions made by the Company to the employees' non-qualified retirement plans, qualified savings plan (company match and/or profit sharing), the Executive Life Insurance Plan (which provides employees with a bonus to pay for a universal life insurance policy that is fully owned by the employee), personal excess umbrella insurance coverage and gross-ups as set forth below:

	Year	Non-Qualified Retirement Plans Plus Gross-Up		Company Match & Profit Sharing		ELIP Premiums Plus Gross-up		Umbrella Insurance Premium Plus Gross-up		Distribution Upon Termination of Supplemental Savings Plan
Mr. Keating	2004 2003 2002	$ $ $	78,427 69,017 35,689	$ $ $	20,493 25,681 5,000	$ $ $	43,653 22,607 32,277	$ $ $	2,297 2,118 1,941	$155,130 — —
Mr. Murphy	2004 2003 2002	$ $ $	48,119 63,728 52,695	$ $ $	18,328 25,148 5,000	$ $ $	29,775 29,775 29,775	$ $ $	2,297 2,118 3,842	$239,298 — —
Mr. Armstrong	2004 2003 2002	$ $ $	12,918 17,969 15,008	$ $ $	14,012 19,383 4,615	$ $ $	15,000 15,000 14,654	$ $ $	1,446 1,417 10,215	$51,321 — —
Ms. Hamme	2004 2003 2002	$ $ $	10,252 15,823 12,214	$ $ $	12,886 17,069 4,324	$ $ $	18,621 18,621 18,203	$ $ $	1,446 1,417 1,941	$147,510 — —
Mr. Taylor	2004 2003 2002	$ $ $	8,487 9,946 5,108	$ $ $	12,848 16,058 3,490	$ $	17,005 17,005 —	$ $ $	1,436 1,407 1,154	$8,754 — —

        Effective February 1, 2005, Mr. Weller joined Accuride as an executive officer as a result of the TTI merger. Mr. Weller serves as Executive Vice President/Components Operations & Integration with a base salary of $550,000. Please see "Employment Agreements."

Stock Option Grants in 2004

        The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2004 to the named executive officers. We granted options to purchase common stock equal to a total of 153,660 shares during 2004. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
	Number of Shares of Common Stock Underlying Option/ SARs Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percentage of Total Options/ SARs Granted to Employees in FY 2004
			Exercise or Base Price Per Share
				Expiration Date
					5%	10%
Terrence J. Keating	17,730	12.9%	$2.962	3/8/14	$33,027	$83,697
John R. Murphy	14,775	10.8%	$2.962	3/8/14	$27,523	$69,748
David K. Armstrong	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798
Elizabeth I. Hamme	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798
Henry L. Taylor	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798

Options/Option Exercises/SARs/Restricted Stock

        The following table gives information for options exercised by each of the named executive officers in 2004 and the value (stock price less exercise price) of the remaining options held by those executive officers at year end, using management's estimate of the common stock value on December 31, 2004:

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terrence Keating	0	$0	180,846	62,646	$1,013,700	$405,700
John R. Murphy	0	$0	171,300	46,187	$720,810	$277,135
David K. Armstrong	0	$0	97,810	31,028	$458,722	$194,378
Elizabeth I. Hamme	0	$0	97,810	31,028	$458,722	$194,378
Henry L. Taylor	0	$0	97,810	31,028	$458,722	$194,378

Pension Plan Disclosure

        The Accuride Cash Balance Pension Plan, which we refer to as the Retirement Plan, covers certain employees of the Company. Under the Retirement Plan, each participant has a "cash balance account" which is established for bookkeeping purposes only. Each year, each participant's cash balance account is credited with a percentage of the participant's earnings (as defined in the Retirement Plan). The percentage ranges from 2% to 11.5%, depending on the participant's age, years of service and date of participation in the Retirement Plan. If a participant has excess earnings above the Social Security taxable wage base, then an additional 2% of the excess earnings amount is credited to the participant's account. Participants' accounts also are credited with interest each year, based upon the rates payable on certain U.S. Treasury debt instruments. Employees first becoming participants after January 1, 1998 also receive an additional credit for their first year of service.

        A participant's benefit at normal retirement age, if calculated as a lump sum payment, equals the balance of his or her cash balance account. The actuarial equivalent of the account balance also can be paid as a single life annuity, a qualified joint and survivor annuity, or an alternative form of payment allowed under the Retirement Plan.

        The estimated annual benefits payable upon retirement at normal retirement age (assuming continued compensation at the present amounts until normal retirement age, crediting of interest at a 6% rate and disregarding future cost-of-living increases in the Social Security wage base and qualified plan compensation and benefit limits), for each of the following named executive officers are:

Terrence J. Keating	$44,000
John R. Murphy	$44,300
David K. Armstrong	$66,000
Elizabeth I. Hamme	$44,800
Henry L. Taylor	$56,700

Equity Incentive Plans

        In connection with the IPO, we adopted the Accuride Corporation 2005 Incentive Award Plan, which we refer to as the Incentive Plan. No further options will be granted under our 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, which we refer to as the 1998 Plan. On September 29, 2005, options to purchase 1,419,912 shares of our common stock remained outstanding under the 1998 Plan and options to purchase 967,125 shares of our common stock were outstanding under the Incentive Plan.

        The Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to our employees, consultants and directors.

  Share Reserve

        Up to 1,633,988 shares of our common stock are reserved for issuance upon the grant or exercise of Awards under the Incentive Plan. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than 500,000 shares may be granted pursuant to Awards settled in stock or $1,000,000 of performance awards settled in cash which are intended to be performance based compensation within the meaning of Code Section 162(m) to any one participant in a 12 month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions of our assets. As of September 29, 2005, options to purchase 918,065 shares of common stock or Awards will be granted under the Incentive Plan.

        Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option or other Award may be available for future grants of Awards under the Incentive Plan. In addition, shares subject to stock Awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new Awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

  Administration

        Generally, the compensation committee of our board of directors administers the Incentive Plan. However, with respect to Awards made to our non-employee directors or to individuals subject to

Section 16 of the Securities Exchange Act of 1934, as amended, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, has the authority to

  •
  select the individuals who will receive Awards;

  •
  determine the type or types of Awards to be granted;

  •
  determine the number of Awards to be granted and the number of shares to which the Award relates;

  •
  determine the terms and conditions of any Award, including the exercise price and vesting;

  •
  determine the terms of settlement of any Award;

  •
  prescribe the form of Award agreement;

  •
  establish, adopt or revise rules for administration of the Incentive Plan;

  •
  interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

  •
  make all other decisions and determinations as may be necessary to administer the Incentive Plan.

        The compensation committee may delegate its authority to grant or amend Awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code or the officers to whom the authority to grant or amend Awards has been delegated.

        The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or the New York Stock Exchange rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

  Eligibility

        Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors and our consultants and advisors. However, options which are intended to qualify as ISOs may only be granted to employees.

  Awards

        The following will briefly describe the principal features of the various Awards that may be granted under the Incentive Plan.

        Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, shares of our common stock which have been held by the option holder for at least six months, other property with value equal to the exercise price, through a broker assisted cashless exercise or such other methods as the compensation committee may approve from time to time. The compensation committee may at any time substitute SARs for options granted under the Incentive Plan. Options may take two forms, nonstatutory stock options, or NSOs, and incentive stock options, or ISOs.

        NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs will also provide for exercise for a period of at least one year after the participant's death. NSOs may be granted at an exercise price that is less than the fair market value of our common stock on the date of grant, but not less than 85% of the fair market value on such date.

        ISOs will be designed to comply with the relevant provisions of the Code, including regulations promulgated thereunder, and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions ISOs must:

  •
  have an exercise price not less than the fair market value of our common stock on the date of grant or, if granted, to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock, or 10% stockholders, then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

  •
  be granted only to our employees and employees of our subsidiary corporations;

  •
  expire with a specified time following the option holders termination of employment;

  •
  be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

  •
  not be first exercisable for more than $100,000 worth, determined based on the exercise price.

        No ISO may be granted under the Incentive Plan after 10 years from the date our stockholders approved the Incentive Plan.

        Restricted Stock.    A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (which price may be zero), is nontransferable and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee will also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and or receive dividends on such shares.

        Stock Appreciation Rights.    SARs provide for the payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other Awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in our common stock only.

        Restricted Stock Units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit we will deliver to the holder of the restricted stock unit, unrestricted shares of our common stock which will be freely transferable.

        Dividend Equivalents.    Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award) held by the participant.

        Performance Awards.    Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the Award is intended to meet the requirements of "qualified performance based compensation" and is therefore deductible under Section 162(m) of the Code, then the performance criteria on which the Award will be based will be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, return on assets (net or gross), return on stockholders' equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Stock Payments.    Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form of our common stock.

        Deferred Stock.    Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock also will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

  Changes in Control

        Upon a change in control as defined in the Incentive Plan, all Awards will fully vest, become payable and all restrictions will lapse. In addition, the compensation committee may cause the Awards to terminate but will give the holder of the Awards the right to exercise their outstanding Awards or receive their other rights under the Awards outstanding for some period of time prior to the change in control. All SARs will automatically terminate and be paid out in connection with a change in control.

  Adjustments upon Certain Events

        The number and kind of securities subject to an Award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events, the compensation committee may provide for (1) the termination of any Awards in exchange for cash equal to the amount the holder would otherwise be entitled if he or she had exercised the Award, (2) the full vesting, exercisability or payment of any Award, (3) the assumption of such Award by any successor, (4) the replacement of such Award with other rights or property, (5) the adjustment of the number, type of chares and/or the terms and conditions of the Awards which may be granted in the future or (6) the result that Awards cannot vest, be exercised or become payable after such event.

  Awards Not Transferable

        Generally the Awards may not be pledged, assigned or otherwise transferred other than by will or by laws of descent and distribution. The compensation committee may allow Awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder's family, charitable institutions or trusts for the benefit of family members. In addition, the compensation committee may allow Awards to be transferred to so-called "blind trusts" by a holder of an Award who is terminating employment in connection with the holder's service with the government or an educational or other non-profit institution.

  Miscellaneous

        As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any Award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the compensation committee to disapprove of such use.

        The Incentive Plan will expire and no further Awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

1998 Stock Purchase and Option Plan

        In early 1998, we adopted the 1998 Plan, which provided for the issuance of a maximum of 1,918,977 shares of common stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of, or by, us. The 1998 Plan was intended to assist us in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of our stockholders.

        Accuride's officers or full-time employees were eligible to be selected by the board's compensation committee to participate in the 1998 Plan. The 1998 Plan permitted the compensation committee to grant shares of common stock in the form of either (1) "purchase shares," subject to conditions or restrictions on the participant's right to sell or transfer the shares, which we refer to as purchase stock, or (2) non-qualified stock options to purchase shares of common stock subject to conditions and limitations as established by the compensation committee. The 1998 Plan will expire 10 years after it was approved by our stockholders, unless sooner terminated by the board of directors. Any termination of the 1998 Plan will not affect the validity of any grants under the 1998 Plan outstanding on the date of the termination.

        The compensation committee administers the 1998 Plan. The compensation committee may from time to time amend the terms of any grant under the 1998 Plan, but such action will not adversely affect the rights of any participant and the 1998 Plan with respect to a grant under the plan without a participant's consent, except for adjustments made upon a change in the common stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control or similar event. The board of directors retains the right to amend, suspend or terminate the 1998 Plan. In conjunction with the adoption of the Incentive Plan, the board of directors suspended the 1998 Plan and no further options or purchase shares will be granted under such plan.

Employee Stock Purchase Plan

        We have adopted the Accuride Corporation Employee Stock Purchase Plan, which is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at quarterly intervals, with their accumulated payroll deductions.

        We have reserved 653,595 shares of our common stock for issuance under the plan. The plan has quarterly offering periods, however, the first offering period commenced on the effective date of our IPO and will end on September 30, 2005.

        Individuals scheduled to work more than 20 hours per week, for more than five calendar months per year may join on the first day of the offering period. Individuals who become eligible employees after the start date of an offering period may not join the plan until the next offering period. No employee who owns more than 5% of the voting power or value of all classes of our stock is eligible to participate in the plan. For the first offering period all employees were automatically enrolled to participate in the plan at a contribution level of $10 per semi-monthly paycheck, or $5 per weekly paycheck, but the employees may have subsequently changed such participation level, including withdrawal from the plan.

        Participants contribute flat dollar amounts of their cash earnings through payroll deductions each payroll period, with a minimum of $10 per semi-monthly, or $5 per weekly paycheck, paycheck and no maximum. The accumulated contributions will be applied to the purchase of shares. Shares will be purchased under the plan on the last day of the offering period, which except for the first offering period will be the last day of each calendar quarter for the first offering period shares will be purchased on the last day of the first full calendar quarter after the effective date of this offering. The purchase price per share will be equal to 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase dates.

        In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The plan will terminate no later than the tenth anniversary of the plan's initial adoption by the board of directors.

Severance Agreements

        We have entered into severance agreements with certain senior management employees, including the named executive officers, pursuant to which in the event of any such employee's termination "without cause" or "for good reason" (as defined therein) we will pay such employee one year's base salary.

        In addition to the severance agreements described above, we have entered into change in control agreements with senior management employees, including the named executive officers, and certain other of our key executives. Under these agreements, each participating executive is entitled to severance benefits if his or her employment with us is terminated within 18 months of a change in control or partial change in control (each as defined in the agreement) either by the employee for good reason or by us for any reason other than cause, disability, normal retirement, or death. A change in control under these agreements includes any transaction or series of related transactions as a result of which at least a majority of our voting power is not held, directly or indirectly, by the persons or entities who held our securities with voting power before such transactions and KKR has liquidated at least 50% of its equity investment valued at such time for cash consideration. In the event of a covered termination, (1) severance benefits for Tier I (Messrs. Keating and Murphy) include a payment equal to 300% of the employee's salary at termination plus 300% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination, (2) severance benefits for Tier II (Messrs. Armstrong and Taylor and Ms. Hamme) include a payment equal to 200% of the employee's salary plus 200% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination and (3) severance benefits for Tier III (other key executives) include a payment equal to 100% of the employee's salary. The agreements also provide for the continuance of certain other benefits, including reimbursement for forfeitures under qualified plans and health insurance coverage until the earlier of the employee becoming eligible for coverage by a subsequent employer or the expiration of 18 months from the date of termination. Any payment received under the change in control agreement will be reduced by the full amount of any payments to which the executive may be entitled due to termination pursuant to any other company severance policy.

Employment Agreements

        In connection with the TTI merger, we entered into an employment agreement with Mr. Weller. Mr. Weller's agreement has a one year term commencing January 31, 2005. Mr. Weller serves as Executive Vice President/Components Operations & Integration with a base salary of $550,000, plus bonus, option grants and other benefits comparable to our other senior executives. Mr. Weller may voluntarily terminate his employment for any reason, or no reason during the period from

December 15, 2005 through January 15, 2006 and such termination will be treated as a termination for "good reason" for purposes of determining severance payments. If Mr. Weller's employment is terminated without cause or for "good reason" at any time prior to August 2, 2007, he will receive (1) a lump sum cash payment equal to two times the sum of his base salary and the greater of his target bonus under the Accuride annual incentive compensation plan, his target bonus in 2004 from TTI or the average bonus he received for each of 2002, 2003 and 2004 from TTI, (2) continuation of medical, dental, life and other employee welfare benefits for a period of three years and (3) continuation of all executive perquisites for a period of three years. Additionally, if Mr. Weller's employment is terminated for any reason other than cause, he, his spouse at such time and his dependents will be able to continue receiving benefits under Accuride's medical and dental plans without any cost for life. Mr. Weller's employment agreement contains three year post-employment non-compete and nonsolicitation provisions of either customers or employees for which Mr. Weller will receive a lump sum payment equal to his base salary and target bonus for the year of his termination.

Employee Equity Arrangements

        Pursuant to the 1998 Plan, we sold stock and issued options to selected employees, including certain named executive officers, which represent, in the aggregate, approximately 5.5% of our fully diluted as converted common stock (of which the named executive officers held approximately 52%) as of June 30, 2005. In connection with such arrangements, we and each such employee entered into an Employee Stockholders' Agreement and a Stock Option Agreement. The Employee Stockholders' Agreement, as amended (1) provides each such employee the right to participate pro rata in certain sales of common stock by Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., or its affiliates and (2) provides Hubcap Acquisition and its affiliates the right to require each employee to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates. The Employee Stockholders' Agreement also grants piggyback registration rights to each employee pursuant to a registration rights agreement between Hubcap Acquisition and us.

Annual Incentive Compensation Plan

        Certain of our employees are eligible to earn bonus compensation pursuant to the terms of our Annual Incentive Compensation Plan, or AICP, based upon attainment of corporate, plant and/or individual performance goals. Target bonuses for senior executives range, depending on organizational level, from 50% to 75% of salary, with maximum bonuses ranging from 90% to 135% of salary. Bonuses are paid only if the threshold corporate target is met. Participants must be actively employed at the end of the fiscal year in order to be eligible for a bonus. If a participant dies, retires, becomes disabled or loses his or her job because of a reduction in force or as a result of a merger or sale, participants are eligible to receive a pro rata portion of their bonus.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

Principal Stockholders

        The following table sets forth information regarding the beneficial ownership of shares of our common stock as of September 29, 2005 and after giving effect to the sale of 7,000,000 shares of our common stock in the offering by the selling stockholders, in each case, by:

  •
  each person, entity or group known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same shares. Percentage of beneficial ownership prior to the offering is based on 33,625,984 shares of common stock outstanding as of September 29, 2005. Percentage of beneficial ownership after the offering is based on 33,655,822 shares of common stock outstanding, which includes the issuance of 29,838 shares of common stock upon the exercise of options by selling stockholders immediately prior to the completion of this offering. Shares of our common stock subject to options which are currently exercisable within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

        As of the date of September 29, 2005, we had 144 holders of record of our common stock. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

	Shares Beneficially Owned prior to the Offering		Shares Beneficially Owned after the Offering
Name and Address of Beneficial Owner
	Number	Percentage	Number	Percentage
5% Stockholders:
KKR 1996 GP L.L.C.(1) c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019	12,765,600	38.0%	8,491,350	25.2%
Entities affiliated with Trimaran Investments II, L.L.C.(2) c/o Trimaran Capital Partners 622 Third Avenue, 35th Floor New York, New York 10017	5,746,729	17.1%	3,822,578	11.4%
Directors and Executive Officers:
James H. Greene, Jr.(1)	12,765,600	38.0%	8,491,350	25.2%
Todd A. Fisher(1)	12,765,600	38.0%	8,491,350	25.2%
Frederick M. Goltz(1)	0	*	0	*
James C. Momtazee(1)	0	*	0	*
Jay R. Bloom(2)(3)	6,338,632	18.9%	4,216,297	12.5%
Mark D. Dalton(2)	5,746,729	17.1%	3,822,578	11.4%
John R. Murphy(4)	212,670	*	141,462	*
Terrence J. Keating(5)	204,735	*	204,735	*
David K. Armstrong(6)	121,450	*	121,450	*
Elizabeth I. Hamme(7)	121,450	*	121,450	*
Henry L. Taylor(8)	121,450	*	121,450	*
Andrew M. Weller	49,787	*	33,117	*
Charles E. Mitchell Rentschler	0	*	0	*
Donald C. Roof	2,000	*	2,000	*
All current directors and executive officers as a group (14 persons)(9)	19,937,774	59.3%	13,453,311	40.0%

*
Less than 1%.

(1)
Shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 Fund L.P. is one of two members of Hubcap Acquisition and owns more than a 95% equity interest in Hubcap Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart,

  Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr., Reinhard Gorenflos and Marc Lipschultz. Messrs. Greene and Fisher are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. Messrs. Frederick M. Goltz and James C. Momtazee are members of our board of directors and are also executives of KKR. Messrs. Goltz and Momtazee disclaim that they are the owners (beneficial or otherwise) of any shares beneficially owned by KKR Associates 1996 L.P.

(2)
Shares beneficially held by entities affiliated with Trimaran Investments II, L.L.C. were acquired in the TTI merger. Messrs. Bloom and Dalton are associated with Trimaran Capital Partners, which, immediately prior to the consummation of the offering, owned 17.1% of our common stock. Mr. Dalton disclaims any beneficial ownership of such common stock. Mr. Bloom is a managing member of Trimaran Investments II, L.L.C., the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, which hold 2,018,425, 849,808, 130,329, 1,314,298 and 1,433,869 shares of our common stock, respectively. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by these entities. Mr. Bloom has investment and voting power with respect to shares owned by these entities but disclaims beneficial ownership of such shares except with respect to approximately 43,443 of the shares owned by Trimaran Capital, L.L.C.

(3)
Caravelle Investment Fund, L.L.C., which beneficially holds 591,903 shares of common stock, is an investment fund managed by Mr. Bloom and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C., but disclaims beneficial ownership of such shares. The managing member and investment advisor of Caravelle Investment Fund, L.L.C. is an affiliate of Trimaran. The shares beneficially held by Caravelle Investment Fund, L.L.C. were acquired in the TTI merger. The address of Caravelle Investment Fund, L.L.C. is 622 Third Avenue, 35th Floor, New York, NY 10017.

(4)
Prior to this offering Mr. Murphy's beneficial ownership includes 77,716 shares issuable pursuant to options exercisable at $8.461 per share, and 93,584 shares issuable pursuant to options exercisable at $2.962 per share. Mr. Murphy will exercise options to purchase 29,838 shares of our common stock, which will be resold in the offering.

(5)
Mr. Keating's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 145,385 shares issuable pursuant to options exercisable at $2.962 per share.

(6)
Mr. Armstrong's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 62,350 shares issuable pursuant to options exercisable at $2.962 per share.

(7)
Ms. Hamme's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 62,350 shares issuable pursuant to options exercisable at $2.962 per share. Ms. Hamme beneficially owns 23,640 shares held in the name of the Elizabeth I. Hamme Living Trust, dated July 23, 1999.

(8)
Mr. Taylor's beneficial ownership includes 35,460 shares, which are subject to an option to purchase such shares from Accuride at $8.461 per share, and 62,350 shares which are subject to an option to purchase such shares from Accuride at $2.962 per share.

(9)
Includes shares that may be deemed to be beneficially held by Messrs. Greene, Fisher, Goltz and Momtazee due to their relationships with KKR 1996 GP L.L.C. and by Messrs. Bloom and Dalton due to their relationships with Trimaran and Caravelle Investment Fund, L.L.C. Also includes 645,575 shares of common stock issuable upon the exercise of fully exercisable options. The total number of shares listed does not double count the shares that may be beneficially attributable to more than one person.

Selling Stockholders

        The following table sets forth information (assuming no exercise of the underwriters' purchase option) for each selling stockholder regarding the number of shares of our common stock being offered and the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale of the common stock in this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same shares. Percentage of beneficial ownership prior to the offering is based on 33,625,984 shares of common stock outstanding as of September 29, 2005. Percentage of beneficial ownership after the offering is based on 33,655,822 shares of common stock outstanding, which includes the issuance of 29,838 shares of common stock upon the exercise of options by selling stockholders immediately prior to the completion of this offering. Shares of our common stock subject to options which are currently exercisable within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

        As of the date September 29, 2005, we had 144 holders of record of our common stock. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

	Shares Beneficially Owned prior to the Offering		Shares Offered in this Offering	Shares Beneficially Owned after the Offering
Selling Stockholders:
	Number	Percentage	Number	Number	Percentage
KKR 1996 GP L.L.C.(1)	12,765,600	38.0%	4,274,250	8,491,350	25.2%
Entities affiliated with Trimaran Investments II, L.L.C.(2)	5,746,729	17.1%	1,924,151	3,822,578	11.4%
CIBC Capital Corporation	1,433,869	4.3%	480,096	953,773	2.8%
CIBC Employee Private Equity Fund (Trimaran) Partners	1,314,298	3.9%	440,061	874,237	2.6%
Trimaran Capital, LLC	130,329	*	43,637	86,692	*
Trimaran Fund II, LLC	2,018,425	6.0%	675,820	1,342,605	3.99%
Trimaran Parallel Fund II, L.P.	849,808	2.5%	284,537	565,271	1.7%
Entities affiliated with Albion Investors LLC(3)	1,137,703	3.4%	380,932	196,838	*
Albion Mezzanine Fund II, L.P.	732,621	2.1%	245,300	487,321	1.4%
Albion Mezzanine, L.P.	405,082	1.2%	135,632	269,450	*
Caravelle Investment Fund, L.L.C.(4)	591,903	1.8%	198,184	393,719	1.2%
Thomas Begel(5)	116,143	*	38,888	77,255	*
James Cirar(5)	38,595	*	12,923	25,672	*
Fred Culbreath(5)	45,607	*	15,270	30,337	*
Delaware Charter Guarantee as Custodian FBO Anthony Allen Donatelli IRA	4,138	*	1,386	2,752	*
Robert Jackson(5)	18,914	*	6,333	12,581	*
Harry Hanville(7)	2,364	*	792	1,572	*
Joe Hicks(5)	21,343	*	7,146	14,197	*
Timothy Masek(5)	10,315	*	3,454	6,861	*
Donald Mueller(5)	20,883	*	6,992	13,891	*
John R. Murphy(8)	212,670	*	71,208	141,462	*
David Riesmeyer(5)	1,695	*	568	1,127	*
Camillo Santomero(5)	79,110	*	26,488	52,622	*
Kenneth Tallering(5)(9)	29,876	*	10,003	19,873	*
Andrew M. Weller(5)(6)	49,787	*	16,670	33,117	*
John Wilkinson(5)	13,029	*	4,362	8,667	*

*
Less than 1%.

(1)
Messrs. Fisher, Greene, Goltz and Momtazee are affiliates of KKR and are members of our board of directors. Shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund LP. KKR 1996 Fund L.P. is one of two members of Hubcap Acquisition and owns more than a 95% equity interest in Hubcap Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr., Reinhard Gorenflos and Marc Lipschultz. Messrs. Greene and Fisher are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership.

  Messrs. Frederick M. Goltz and James C. Momtazee are members of our board of directors and are also executives of KKR. Messrs. Goltz and Momtazee disclaim that they are the owners (beneficial or otherwise) of any shares beneficially owned by KKR Associates 1996 L.P.

(2)
Messrs. Bloom and Dalton are associated with Trimaran Capital Partners and are members of our board of directors. Shares beneficially held by entities affiliated with Trimaran Investments II, L.L.C. were acquired in the TTI merger. Messrs. Bloom and Dalton are associated with Trimaran Capital Partners, which, immediately prior to the consummation of the offering, owned 17.1% of our common stock. Mr. Dalton disclaims any beneficial ownership of such common stock. Mr. Bloom is a managing member of Trimaran Investments II, L.L.C., the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, which hold 2,018,425, 849,808, 130,329, 1,314,298 and 1,433,869 shares of our common stock, respectively. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by these entities. Mr. Bloom has investment and voting power with respect to shares owned by these entities but disclaims beneficial ownership of such shares except with respect to approximately 43,443 of the shares owned by Trimaran Capital, L.L.C.

(3)
Albion Investors LLC has investment control over Albion Mezzanine Fund, LP. and Albion Mezzanine Fund II, L.P, which beneficially own 405,082 and 732,621 shares, respectively, of our common stock before the offering.

(4)
Shares beneficially held by Caravelle Investment Fund, L.L.C. were acquired in the TTI merger. Caravelle Investment Fund, L.L.C. is an investment fund managed by Mr. Bloom and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C. but disclaims beneficial ownership of such shares. The managing member and investment advisor of Caravelle Investment Fund, L.L.C. is an affiliate of Trimaran.

(5)
Former stockholder of TTI.

(6)
Mr. Weller acquired his ownership interest in connection with the TTI merger transaction. Mr. Weller has served as a member of our board of directors and as our Executive Vice President/Components Operations & Integration since February 1, 2005.

(7)
Current or former employee of Accuride Corporation. Includes shares of our common stock that may be acquired pursuant to the exercise of one or more fully exercisable options or that were purchased pursuant to the terms of our 1998 Stock Purchase and Option Plan.

(8)
Mr. Murphy has served as our Executive Vice President/Finance and Chief Financial Officer since March 1998. Prior to the offering, Mr. Murphy's beneficial ownership includes 77,716 shares issuable pursuant to options exercisable at $8.46 per share, and 93,584 shares issuable pursuant to options exercisable at $2.961 per share. In conjunction with the offering, Mr. Murphy will exercise options to purchase 29,838 shares of our common stock, which will be resold in the offering.

(9)
The shares beneficially owned by Mr. Tallering include 4,126 shares held by Delaware Charter Guarantee as custodian for the benefit of Kenneth M. Tallering IRA. Mr. Tallering intends to sell all shares held in his IRA prior to selling any other shares, and after this offering no Accuride shares will remain in his IRA.

KKR

        Shares of common stock beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition, which acquired its interest in January 1998 pursuant to a Stock Subscription and Redemption Agreement, dated November 17, 1997. Messrs. Fisher, Greene, Goltz and Momtazee are members of our board of directors and are each affiliates of KKR. Prior to the TTI merger, KKR provided management services to us, for which we paid KKR an annual fee of $600,000. Pursuant to a management services agreement among us, KKR and Trimaran, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000. KKR received a $5.0 million transaction fee for, among other things, negotiating the merger, conducting due diligence and arranging financing. See "Certain Relationships and Related Party Transactions."

Entities Affiliated with Trimaran Investments II, L.L.C.

        Shares beneficially held by entities affiliated with Trimaran Investments II, L.L.C. were acquired in the TTI merger. Messrs. Bloom and Dalton are members of our board of directors and are each affiliates of Trimaran. Pursuant to a management services agreement among us, KKR and Trimaran, Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $335,000. Trimaran received a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing. See "Certain Relationships and Related Party Transactions."

Former TTI Stockholders

        A number of selling stockholders, whom we have identified by footnote in the table above, acquired their shares in connection with the TTI merger. TTI's former executive officers that are also selling stockholders include Messrs. Thomas Begel, Andrew Weller, James Cirar, Donald Mueller and Kenneth Tallering. TTI's former directors that are also selling stockholders include Messrs. Thomas Begel, Camillo Santomero III and Andrew Weller.

Current or Former Accuride Employees

        The remaining selling stockholders, including members of our management team, acquired their shares through stock and option grants made under our 1998 Stock Purchase and Option Plan for Employees of Accuride and Subsidiaries. We grant options to our executive officers in order to focus the attention of the recipient on our long-term performance, which we believe results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

        In connection with the TTI merger, Accuride, Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., and certain other parties agreed to amend and restate the January 21, 1998 registration rights agreement between the Company and Hubcap. The amended and restated registration rights agreement became effective on January 31, 2005 and terminated the January 21, 1998 registration rights agreement. The amended and restated registration rights agreement provides that affiliates of KKR, including, without limitation, Hubcap Acquisition, have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. The amended and restated registration rights agreement also provides that affiliates of Trimaran Capital Partners will have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. Upon initiation of a "demand" registration by the affiliates of either KKR or Trimaran Capital Partners, the remaining parties to the amended and restated registration rights agreement may participate in the registered offering subject to certain limitations. The amended and restated registration rights agreement provides, among other things, that we will pay all expenses in connection with any demand registration requested by the KKR affiliates and the Trimaran Capital Partners affiliates and in connection with any registration commenced by us as a primary offering in which a party to the amended and restated registration rights agreement participates through "piggyback" registration rights granted under the amended and restated registration rights agreement. The parties to the amended and restated registration rights agreement acknowledged the registration rights of RSTW Partners III, pursuant to a January 21, 1998 Stockholders' Agreement, as explained below, and certain members of Accuride management and certain employees that are parties to stockholder's agreements pursuant to the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation & its Subsidiaries also as explained below.

Stockholders' Agreement

        We entered into a January 21, 1998 Stockholders' Agreement by and among Accuride, Hubcap Acquisition and RSTW Partners III (as successor-in-interest to Phelps Dodge Corporation) that imposes certain restrictions on RSTW Partners III's ability to transfer shares of our common stock. Under the January 21, 1998 Stockholders' Agreement, RSTW Partners III has the right to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates, and Hubcap Acquisition or its affiliates has the right to require RSTW Partners III to participate pro rata in certain sales by Hubcap Acquisition or its affiliates. The January 21, 1998 Stockholders' Agreement also grants certain demand and piggyback registration rights to RSTW Partners III.

Stockholder's Agreements under the 1998 Plan

        Pursuant to the terms of the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, we entered into Stockholder's Agreements with certain members of our management team. Each of the Stockholder's Agreements, as amended (1) provides the stockholder with the right to participate pro rata in certain sales of common stock by Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., or its affiliates and (2) provides Hubcap Acquisition and its affiliates the right to require each stockholder to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates. The Stockholder's Agreements also provide certain "piggyback" registration rights equivalent to those granted under the January 31, 2005 amended and restated registration rights agreement, including, subject to certain restrictions and limitations, the right to participate in public offerings pursuant to an effective registration statement relating to shares of common stock held by Hubcap Acquisition or its affiliates. See "Employee Equity Arrangements."

2005 Shareholder Rights Agreement

        In connection with the TTI merger, we entered into a Shareholder Rights Agreement with certain of our stockholders, including certain KKR and Trimaran affiliates. The Shareholder Rights Agreement grants, subject to certain share ownership requirements, Hubcap Acquisition L.L.C., an affiliate of KKR, and certain Trimaran affiliates (or the permitted transferees of Hubcap Acquisition and the Trimaran affiliates) the right to designate directors to our board of directors, audit committee and compensation committee. Subject to the fiduciary duties of our board of directors, we agreed to use our reasonable best efforts to take such actions as are necessary to nominate certain individuals designated by Hubcap Acquisition L.L.C., an affiliate of KKR, and certain Trimaran affiliates as directors and solicit proxies in favor of the election such individuals. As provided in the Shareholder Rights Agreement, Hubcap Acquisition (and its permitted transferees) may designate (i) four directors so long as it holds at least 30% of our fully diluted capitalization, (ii) three directors so long as it holds at least 25%, but less than 30%, of our fully diluted capitalization, (iii) two directors so long as it holds at least 15%, but less than 25%, of our fully diluted capitalization and (iv) one director so long as it holds at least 10%, but less than 15%, of our fully diluted capitalization. Also, certain Trimaran affiliates may designate (i) four directors so long as they hold at least 30% of our fully diluted capitalization, (ii) three directors so long as they hold at least 25%, but less than 30%, of our fully diluted capitalization, (iii) two directors so long as they hold at least 15%, but less than 25%, of our fully diluted capitalization and (iv) one director so long as they hold at least 10%, but less than 15%, of our fully diluted capitalization. The Trimaran affiliates' share ownership percentage is based on the shares of our common stock held by Trimaran Capital, L.L.C., Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, and any person to whom such entities transfer shares of Accuride common stock in compliance with the Shareholder Rights Agreement. The Shareholder Rights Agreement also imposes certain restrictions on each party's ability to transfer shares of our common stock.

Management Services Agreement

        In connection with the TTI merger, we entered into a management services agreement with KKR and Trimaran Fund Management L.L.C., or TFM, pursuant to which we retained KKR and TFM to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to its portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to $665,000 to KKR and $335,000 to TFM. In addition, we will reimburse KKR and TFM, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. We may terminate the management services agreement with respect to either KKR or TFM when one or both parties no longer has the right to appoint one or more members to our board of directors pursuant to the terms of the Shareholder Rights Agreement that we entered in connection with the TTI merger. Additionally, the management services agreement will automatically terminate upon a change of control as provided in the Shareholder Rights Agreement.

TMB Industries Relationship

        Prior to the TTI merger, through TMB Industries, or TMB, members of TTI management, including Messrs. Weller and Cirar, held ownership interests in, and in certain instances were directors of, privately-held companies. These privately held companies paid management fees to TMB, a portion of which were distributed to certain TTI executive officers. TTI provided certain administrative services and corporate facilities to TMB and such privately held companies and billed them for reimbursement of the related costs, which TTI recorded as offsets to its selling, general and administrative expenses. TTI received reimbursements totaling approximately $0.5 million for 2004. Given that certain of these privately held companies have similar customers as TTI, TTI also provided certain selling and marketing services through its OEM sales coverage personnel and received reimbursements for their allocable share of the related costs. Following the TTI merger, through TMB, Messrs. Weller and Cirar continue to hold ownership interests in privately-held companies. There also exists a limited amount of intercompany supply of product on an arm's-length basis between privately held companies affiliated with TMB and Accuride. Following the TTI merger, Accuride continues to lease certain corporate facilities to TMB, but it has otherwise discontinued TTI's prior relationship with TMB.

KKR Relationship

        As of September 29, 2005, KKR 1996 GP L.L.C. beneficially owned approximately 38.0% of our outstanding shares of common stock. See "Principal Stockholders and Selling Stockholders." The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher and Alexander Navab, Jr. Messrs. Greene and Fisher are also members of our board of directors, as are Frederick M. Goltz and James C. Momtazee who are executives of KKR & Co., L.L.C. Each of the members of KKR 1996 GP L.L.C. is also a member of KKR & Co., L.L.C, which serves as the general partner of KKR.

        Pursuant to the management services agreement described above, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000.

Trimaran Relationship

        As of September 29, 2005, entities affiliated with Trimaran Investments II, L.L.C. beneficially owned approximately 17.1% of our outstanding shares of common stock. See "Principal Stockholders and Selling Stockholders." Trimaran Investments II, L.L.C. is controlled by Messrs. Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler.

        Pursuant to the management services agreement described above, Trimaran Fund Management has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

TTI Merger

        Mr. Bloom and Mr. Dalton are each associated with Trimaran Investments II, L.L.C., which, as of September 29, 2005 beneficially owned 17.1% of our outstanding common stock. Mr. Bloom disclaims beneficial ownership in the shares beneficially owned by Trimaran Investments II, L.L.C., except for approximately 43,443 shares, or approximately 33.3%, held by Trimaran Capital, L.L.C. Mr. Dalton disclaims any beneficial ownership in shares beneficially owned by Trimaran Investments II, L.L.C. Further, Mr. Bloom is associated with Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., which as of September 29, 2005 beneficially owned approximately 1.8% of our outstanding common stock. Mr. Bloom disclaims beneficial ownership of the shares beneficially owned by Caraville Investment Fund, L.L.C. Mr. Weller beneficially owns approximately 0.15% of our common stock as a result of the TTI merger. See "Principal Stockholders and Selling Stockholders."

        Each of KKR and Trimaran received a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing. In addition, the costs and expenses incurred by KKR and Trimaran in connection with the TTI merger were paid by Accuride and TTI, respectively.

Stock Option Grants

        On April 26, 2005, the date our common stock commenced trading, we issued options to purchase up to an aggregate of 718,065 shares of our common stock to our employees under our new Incentive

Plan at an exercise price of $9.00 per share, the initial offering price of our common stock. One half of such options will vest and become exercisable, for so long as the recipient of the option continues to provide services to us, in four equal installments beginning on the first anniversary date of grant and continuing on each December 31st thereafter. The other half of such options will vest upon the achievement of certain annual performance objectives in accordance with the same schedule. Of the options to purchase up to an aggregate of 718,065 shares of our common stock granted to our employees under our new Incentive Plan, an aggregate of 558,630 shares were granted to our executive officers in the amounts listed below:

Name	Shares Subject to Options
Terrence J. Keating	118,200
Andrew M. Weller	88,650
John R. Murphy	88,650
David K. Armstrong	56,145
James D. Cirar	56,145
Elizabeth I. Hamme	56,145
Henry L. Taylor	56,145
Robert L. Nida	29,550

        Also on April 26, 2005, we issued options to purchase an aggregate of 200,000 shares of our common stock, to our non-employee directors under the Incentive Plan at an exercise price equal to the fair market value of our common stock on the date of grant. The exercise price is $9.00 per share, the initial public offering price per share. Such options are fully vested at grant, but will become exercisable in one-third increments over a three-year period on each anniversary of the date of grant.

        On August 30, 2005, we also issued options under the Incentive Plan to purchase an aggregate of 40,196 shares of our common stock to certain employees promoted to Vice President and Senior Vice President, at an exercise price of $14.92 per share. As part of such option grant, Robert L. Nida received an option to acquire 26,195 shares. One half of such options will vest and become exercisable, for so long as the recipient of the option continues to provide services to us, in four equal installments beginning on the first anniversary date of grant and continuing on each December 31st thereafter. The other half of such options will vest upon the achievement of certain annual performance objectives in accordance with the same schedule.

Indemnification of Directors and Officers

        Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we plan on entering into indemnification agreements with each of our directors and officers. See "Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors."

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below.

Senior Credit Facilities

        On January 31, 2005, we entered into new senior credit facilities with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the new senior credit facilities. We encourage you to read our fourth amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

        Our new senior credit facilities provide for senior secured financing by us and our Canadian subsidiary, Accuride Canada Inc., of up to $675.0 million, consisting of (a) a $550.0 million term loan credit facility with a maturity date of January 31, 2012, (b) a $95.0 million U.S. revolving credit facility that is available to us and will terminate on January 31, 2010 and (c) a $30 million Canadian revolving credit facility that is available to Accuride Canada Inc. and will terminate on January 31, 2010. The U.S. revolving credit facility includes a $40.0 million sub-limit for the issuance of letters of credit for our account. The term loan credit facility has been fully funded. All borrowings under the revolving credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        Proceeds of the term loan credit facility and proceeds of new subordinated notes were used to refinance debt in connection with the TTI merger, including refinancing of the senior credit facilities of TTI and the discharge of TTI's 12 1/2% senior subordinated notes due 2010 and our 9 1/4% senior subordinated notes due 2008. Proceeds of the revolving credit facilities have been and will be used for general corporate purposes.

Interest and Fees

        The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of us or Accuride Canada Inc., as applicable, a base rate or eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). In addition, we are required to pay to the lenders under the revolving credit facilities a commitment fee in respect of the unused commitments thereunder at a rate per annum that is subject to adjustment based on our leverage ratio.

Amortization of Principal

        Our new senior credit facilities require quarterly amortization payments of $1.4 million on the term loan credit facility, which commenced on March 31, 2005. The remaining balance of the term loan credit facility will be payable on January 31, 2012. The outstanding balance of the revolving credit facilities is due and payable on January 31, 2010. As of June 30, 2005, the quarterly amortization payments were paid through December 31, 2011.

Prepayments

        The term loan credit facility is required to be prepaid with 50% of annual excess cash flow and 100% of the net cash proceeds of certain equity issuances by us, in each case, subject to certain exceptions and subject to percentage reductions or elimination based on our leverage ratio.

        The term loan credit facility is, and if the term loan credit facility is paid in full, the revolving credit facilities are, required to be prepaid with 100% of the net cash proceeds of asset sales and issuances of subordinated debt, subject to reinvestment rights and other limited exceptions.

        Voluntary prepayments of loans under the term loan credit facility and the revolving credit facilities and voluntary reductions in the unused commitments under the revolving credit facilities are permitted, in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the new senior credit facilities.

Collateral and Guarantees

        We guarantee the obligations of Accuride Canada Inc. under the Canadian revolving credit facility, and our domestic subsidiaries guarantee the obligations of us and Accuride Canada Inc. under the term loan credit facility and the revolving credit facilities. Substantially all of our and our domestic guarantors' real and personal loan credit facility property (including intercompany notes, equity interests in domestic subsidiaries and 66% of the equity interests in foreign subsidiaries) secure the obligations of us and Accuride Canada Inc. under the term loan credit facility and the revolving credit facilities.

        In addition, substantially all of the real and personal property of Accuride Canada Inc. secure the obligations of Accuride Canada Inc. under the Canadian revolving credit facility.

Covenants and Other Matters

        Our new senior credit facilities require us to comply with financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio.

        Our maximum leverage ratio will be tested at the end of each fiscal quarter and will be required to be not more than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
September 30, 2005	6.25:1
December 31, 2005	5.75:1
March 31, 2006	5.75:1
June 30, 2006	5.75:1
September 30, 2006	5.50:1
December 31, 2006	5.00:1
March 31, 2007	5.00:1
June 30, 2007	5.00:1
September 30, 2007	5.00:1
December 31, 2007	5.00:1
March 31, 2008	5.00:1
June 30, 2008	5.00:1
September 30, 2008	4.75:1
December 31, 2008	4.50:1
March 31, 2009	4.50:1
June 30, 2009	4.50:1
September 30, 2009	4.25:1
December 31, 2009 and thereafter	4.00:1

        Our maximum interest coverage ratio will be tested at the end of each fiscal quarter and will be required to be not less than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
September 30, 2005	2.25:1
December 31, 2005	2.35:1
March 31, 2006	2.35:1
June 30, 2006	2.35:1
September 30, 2006	2.35:1
December 31, 2006	2.35:1
March 31, 2007	2.35:1
June 30, 2007	2.35:1
September 30, 2007	2.35:1
December 31, 2007	2.35:1
March 31, 2008	2.35:1
June 30, 2008	2.35:1
September 30, 2008	2.35:1
December 31, 2008	2.50:1
March 31, 2009	2.50:1
June 30, 2009	2.50:1
September 30, 2009	2.50:1
December 31, 2009 and thereafter	2.75:1

        Our maximum fixed charge coverage ratio will be tested at the end of each fiscal quarter and will be required to be not less than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
September 30, 2005	1.15:1
December 31, 2005	1.25:1
March 31, 2006	1.25:1
June 30, 2006	1.25:1
September 30, 2006	1.30:1
December 31, 2006	1.35:1
March 31, 2007	1.35:1
June 30, 2007	1.35:1
September 30, 2007	1.35:1
December 31, 2007	1.35:1
March 31, 2008	1.35:1
June 30, 2008	1.35:1
September 30, 2008	1.35:1
December 31, 2008	1.35:1
March 31, 2009	1.35:1
June 30, 2009	1.35:1
September 30, 2009	1.35:1
December 31, 2009 and thereafter	1.40:1

        If we default under the terms of our new senior credit facilities with respect to the leverage ratio, the interest coverage ratio or the fixed charge coverage ratio with respect to any measurement period ending prior to or on June 30, 2006, then KKR and Trimaran may make a cash equity contribution to us (that may not exceed $5,000,000 in the aggregate for any measurement period) in such amount as shall be necessary to cure such default.

        Our new senior credit facilities also include negative covenants restricting our and our subsidiaries' ability to, among other things:

  •
  create, incur or assume additional liens;

  •
  create, incur, assume or guarantee additional debt;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  make loans and investments;

  •
  declare or pay dividends, or redeem or acquire our capital stock or other equity interests;

  •
  prepay, redeem or defease subordinated debt;

  •
  amend subordinated debt documents;

  •
  become a general partner in a partnership or joint venture;

  •
  make capital expenditures; and

  •
  transact with affiliates.

        Our new senior credit facilities also contain customary representations and warranties, affirmative covenants and events of default, including failure to pay principal, interest and other obligations, inaccuracy of representations and warranties, default under agreements governing indebtedness in excess of $30,000,000, judgments in excess of $30,000,000, and change of control.

        Failure to comply with the obligations contained in the new senior credit facilities could result in an event of default, and the lenders could declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable, require us to apply all of our available cash to repay the borrowings or prevent us from making debt service payments on our new senior subordinated notes, any of which could result in an event of default under our new senior subordinated notes.

Senior Subordinated Notes

        On January 31, 2005, we issued $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as our new senior subordinated notes in a private placement transaction. The new senior subordinated notes are guaranteed on a senior subordinated basis by each of our existing and future domestic subsidiaries. The indenture governing the new senior subordinated notes contains numerous covenants including, among other things, restrictions on our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock, pay dividends or make other equity distributions, repurchase or redeem capital stock, make investments or other restricted payments, sell assets or consolidate or merge with or into other companies, create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us, engage in transactions with affiliates and create liens.

        The indenture governing our new senior subordinated notes also contains customary events of default, including but not limited to, the default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the notes whether or not such payment shall be prohibited by the subordination provisions relating to the new senior subordinated notes, the default for 30 days or more in the payment when due of interest on or with respect to the new senior subordinated notes, whether or not such payment shall be prohibited by the subordination provisions relating to the new senior subordinated notes and the failure by us or any guarantor for 30 days after receipt of written notice given by the trustee or the holders of at least 30% in principal amount of the new senior subordinated notes then outstanding to comply with any of its other agreements in the indenture or the new senior subordinated notes. In addition, we may redeem all or a part of our new senior subordinated notes on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest, if any, to the date of redemption, and on or after February 1, 2010 at certain specified redemption prices. Prior to February 1, 2008, we may redeem up to 40% of the aggregate principal amount of our new senior subordinated notes from the proceeds of certain equity offerings. Upon a change of control, we may be required to offer to repurchase our new senior subordinated notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, and special interest, if any, to the date of repurchase.

        In May 2005, we successfully completed an exchange offer as required per the terms of the registration rights agreement we entered into with the initial purchasers in connection with the issuance of our senior subordinated notes. Pursuant to an effective exchange offer registration statement filed with the SEC, holders of our outstanding unregistered 8 1/2% senior subordinated notes due 2015 exchanged such notes for otherwise identical 8 1/2% senior subordinated notes due 2015 which have been registered under the Securities Act of 1933, as amended.

Industrial Revenue Bonds

        On April 1, 1999, we, through our Bostrom subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (2.23% as of December 31, 2004) and can be redeemed by us at any time. The bonds are secured by a letter of credit. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to us under this provision, we would either refinance such bonds with additional borrowings under our revolving credit facility or use available cash on hand.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our certificate of incorporation and bylaws as presently in effect. We also refer you to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of September 29, 2005 there were:

  (1)
  33,625,984 shares of our common stock issued and outstanding;

  (2)
  no shares of our preferred stock issued and outstanding; and

  (3)
  127 shares of our capital stock in our treasury.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to limitations prescribed by law, to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Common Stock

        As of September 29, 2005, we had 33,625,984 shares of common stock issued and outstanding.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights in the election of directors. Holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board out of funds legally available therefor.

        Certain holders of our common stock are parties to agreements that provides for certain rights and restrictions with respect to transfers and voting of their shares. See "Certain Relationships and Related Party Transactions."

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

        Our certificate of incorporation and bylaws contain provisions that may have anti-takeover effects. Provisions of Delaware law may have similar effects.

  Removal of Directors, Vacancies

        Our stockholders can only remove directors for cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors.

  No Cumulative Voting

        Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

  No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

        Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the board of directors or the chairman of the board of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

        Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to our company or our stockholders for monetary damages for any breach of fiduciary duty as a director.

        Subject to certain limitations, our bylaws provide that we must indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. We are also expressly authorized, and intend, to enter into indemnification agreements with our directors, executive officers and certain employees, and we carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. Under the indemnification agreements, we will be required to indemnify them against expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by us), and in each case, to the extent actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these indemnification agreements and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Amendment Provisions

        Our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

        In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the above paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or in excess of 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ACW."

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Shares

        There will be 33,655,822 shares of our common stock outstanding immediately after the offering. Of these shares, the 11,000,000 shares of our common stock sold in our IPO are freely tradable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933. Additionally, the 7,000,000 shares to be sold in the offering contemplated by the registration statement of which this prospectus is a part will be freely tradable by person other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration and the Securities Act of 1933.

        After the offering, approximately 15,652,525 shares of common stock will be either "restricted securities" or affiliate securities as defined in Rule 144. Subject to the 90-day lock-up agreements and the 30-day lock-up agreements with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144. Approximately 13,874,761 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable lock up periods holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules. Approximately 277,688 shares of the restricted securities will be saleable immediately after the offering without regard to these restrictions under Rule 144(k). Upon the expiration of the 30-day lock up period, approximately 1,472,509 additional shares will be eligible for sale under Rule 144(k); and upon the expiration of the 90-day lock up period, approximately 27,567 additional shares will be eligible for sale under Rule 144(k).

Rule 144

        In general, under Rule 144, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

  •
  1% of the then-outstanding shares of our common stock, which is approximately 336,558 shares of our common stock immediately after the completion of the offering; or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Rule 701

        Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

        We have filed a registration statement on Form S-8 under the Securities Act to register our shares of common stock that are issuable pursuant to our 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, our Accuride Corporation Employee Stock Purchase Plan and our Accuride Corporation 2005 Incentive Award Plan. This registration statement became effective upon filing. Shares covered by the Form S-8 registration statement are eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

        We granted all of our stockholders prior to the IPO registration rights with respect to the shares of our common stock that each of them owned prior to the consummation of the IPO. For a more complete description of the terms of the registration rights, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. See "Risk Factors—Risks Related to the Offering and Our Common Stock—Future sales of our common stock may depress our stock price."

Lock-Up Agreements

        We, the selling stockholders, our directors and certain of our executive officers have agreed that, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Additionally, certain of our executive officers and certain stockholders who are not selling shares in connection with this offering have agreed that, for a period of 30 days from the date of this prospectus, they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Further, such executive officers who are not selling shares in connection with this offering have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock that such executive officers would have been permitted to sell in connection with this offering pursuant to any registration rights, tag-along rights, piggyback rights or other rights.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
FOR NON-U.S. HOLDERS

        The following discussion describes the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. Except as provided in the discussion of estate tax, the term "non-U.S. holder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or any of the following:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, that is organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

        This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal income and estate taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization or former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment or is subject to the constructive sale rules. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes or investors in such entities.

        If a partnership is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

        The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. No ruling has been or will be sought from the Internal Revenue Service (the "IRS") with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. We advise each prospective investor to consult its own tax advisor regarding the federal, state, local and non-U.S. tax consequences applicable to such investor with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

        If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder's adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a "branch profits tax" equal to 30 percent (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

        To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock (the "applicable period"). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be "regularly traded on an established securities market," then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. If we are or later become a USRPHC, the non-U.S. holder also may be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the IRS.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and does not otherwise establish an exemption from backup withholding generally will be subject to backup withholding at the applicable rate, currently 28%.

        The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

        Common stock owned or treated as owned by an individual who is not considered a citizen or resident of the United States for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

        Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as the joint book-running managers of the offering and as representatives of the underwriters named below. Robert W. Baird & Co. Incorporated is acting as the co-manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.	3,150,000
Lehman Brothers Inc.	2,450,000
Robert W. Baird & Co. Incorporated	1,400,000

Total	7,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.3379 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.1000 per share on sales to other dealers. If all of the shares are not sold at the offering price, the representatives may change the public offering price and the other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, the selling stockholders, our directors and certain of our executive officers will enter into 90-day lock-up agreements with the underwriters. Certain of our executive officers and certain stockholders who are not selling shares in connection with this offering will enter into 30-day lock-up agreements with the underwriters and, with respect to shares that such executive officers could have sold in this offering pursuant to certain registration rights, such executive officers will enter into 90-day lock-up agreements with the underwriters. The lock-up agreements will be subject to certain exceptions.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares of common stock being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our common stock to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares of our common stock to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share	$0.5631	$0.5631
Total	$3,941,700	$4,532,955

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be approximately $615,000.

        A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

        The underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Citigroup Global Markets Inc. and Lehman Brothers Inc. are lenders under our new senior credit facilities. Citigroup Global Markets Inc. and Lehman Brothers Inc., or their respective affiliates, are joint lead arrangers and joint book-runners of our new senior credit facilities. Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent and swing line bank under our new senior credit facilities, and Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is an issuing bank under our new senior credit facilities. Lehman Commercial Paper Inc., or an affiliate of Lehman Brothers Inc., is syndication agent under our new senior credit facilities. See "Description of Certain Indebtedness—Senior Credit Facilities" for additional information relating to the terms of these facilities. In addition, Citigroup Global Markets Inc. and Lehman Brothers Inc. were initial purchasers in connection with the offering of our 8 1/2% senior subordinated notes due 2015. See "Description of Certain Indebtedness—Senior Subordinated Notes" for additional information relating to the senior subordinated notes. Lehman Brothers Inc. also acted as exclusive financial advisor to Accuride in the TTI merger. Citigroup Global Markets Inc. was joint lead manager and Robert W. Baird & Co. Incorporated was a co-manager of the initial public offering of our common stock.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. Simpson Thacher & Bartlett LLP, New York, New York, will act as counsel for the underwriters. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the common stock of the Company. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the common stock of the Company. In addition, Latham & Watkins LLP and Simpson Thacher & Bartlett LLP have in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The consolidated financial statements of Accuride as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Accuride's change in its inventory costing method), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of TTI as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

ACCURIDE CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Accuride Corporation
Evansville, Indiana

        We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 4 to the consolidated financial statements, on January 1, 2005 the Company changed its inventory costing method from the last-in, first-out method to the first-in, first-out method and, retroactively, restated the consolidated financial statements for the years ended December 31, 2004, 2003, and 2002 for the change.

/s/  DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 4, 2005 (February 18, 2005 as to Note 6 and September 9, 2005 as to Notes 4, 17 and 18.)

ACCURIDE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2004
	(in thousands except share data) Restated (Note 4)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,692	$71,843
Customer receivables, net of allowance for doubtful accounts of $822 and $515 in 2003 and 2004, respectively	36,309	55,067
Other receivables	8,403	4,008
Inventories	31,993	45,443
Supplies	10,717	13,027
Deferred income taxes	4,276	3,671
Prepaid expenses and other current assets	924	4,849

Total current assets	135,314	197,908
PROPERTY, PLANT AND EQUIPMENT—Net	206,660	205,369
OTHER ASSETS:
Goodwill	123,197	123,197
Investment in affiliates	3,106	3,752
Deferred financing costs, net of accumulated amortization of $6,847 and $8,537 in 2003 and 2004, respectively	5,458	3,805
Deferred income taxes	26,750	17,591
Pension benefit plan asset	10,908	11,587
Other	2	88

TOTAL	$511,395	$563,297

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$34,128	$54,952
Current portion of long-term debt	1,900	1,900
Accrued payroll and compensation	9,185	12,848
Accrued interest payable	8,824	8,142
Income taxes payable	1,090	7,790
Accrued and other liabilities	4,992	6,489

Total current liabilities	60,119	92,121
LONG-TERM DEBT—Less current portion	488,575	486,780
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	20,665	22,987
PENSION BENEFIT PLAN LIABILITY	8,397	6,499
OTHER LIABILITIES	404	691
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, $.01 par value; 5,000 shares authorized and unissued
Common stock, $.01 par value; 26,595,000 and 38,415,000 shares authorized, 14,731,502 and 14,733,511 shares issued, and 14,656,445 and 14,658,454 shares outstanding in 2003 and 2004, respectively	147	147
Additional paid-in-capital	51,923	51,939
Treasury stock 75,057 shares at cost	(735)	(735)
Stock subscriptions receivable	(15)
Accumulated other comprehensive income (loss)	(11,576)	(12,113)
Retained earnings (deficit)	(106,509)	(85,019)

Total stockholders' equity (deficiency)	(66,765)	(45,781)

TOTAL	$511,395	$563,297

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2002	2003	2004
	(in thousands except share and per share amounts)
	Restated (Note 4)
NET SALES	$345,549	$364,258	$494,008
COST OF GOODS SOLD	287,755	301,801	391,351

GROSS PROFIT	57,794	62,457	102,657
OPERATING EXPENSES:
Selling, general and administrative	24,014	23,918	25,550

INCOME FROM OPERATIONS	33,780	38,539	77,107
OTHER INCOME (EXPENSE):
Interest income	315	252	244
Interest expense	(42,332)	(38,865)	(37,089)
Refinancing costs		(11,264)
Equity in earnings of affiliates	182	485	646
Other income (expense)—net	1,430	825	108

INCOME (LOSS) BEFORE INCOME TAXES	(6,625)	(10,028)	41,016
INCOME TAX PROVISION (BENEFIT)	5,227	(1,076)	19,526

NET INCOME (LOSS)	$(11,852)	$(8,952)	$21,490

Weighted average common shares outstanding—basic	14,654,436	14,654,938	14,656,948
Basic income (loss) per share	$(0.81)	$(0.61)	$1.47

Weighted average common shares outstanding—diluted	14,654,436	14,654,938	15,224,332
Diluted income (loss) per share	$(0.81)	$(0.61)	$1.41

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Restated, Note 4)
(Dollars in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in- Capital	Treasury Stock	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficiency)
BALANCE—January 1, 2002:
As reported			$24,939	$(735)	$(638)		$(85,920)	$(62,354)
Restate inventory for change from LIFO to FIFO (Note 4)							215	215
591-for-one stock split		147	(147)

BALANCE—as adjusted		147	24,792	(735)	(638)		(85,705)	(62,139)
Net loss	$(11,852)						(11,852)	(11,852)
Proceeds from stock subscriptions receivable					517			517
Recognition of deferred taxes related to recapitalization			27,126					27,126
Other comprehensive income (loss):
Unrealized gain on foreign currency hedges (net of tax)	193					$193		193
Minimum pension liability adjustment (net of tax)	(7,790)					(7,790)		(7,790)

Comprehensive income (loss)	$(19,449)

BALANCE—December 31, 2002		147	51,918	(735)	(121)	(7,597)	(97,557)	(53,945)
Net loss	$(8,952)						(8,952)	(8,952)
Exercise of stock options			5					5
Proceeds from stock subscriptions receivable					106			106
Recognition of deferred taxes related to recapitalization
Other comprehensive income (loss):
Recognition of realized loss on foreign currency hedges (net of tax)	(193)					(193)		(193)
Minimum pension liability adjustment (net of tax)	(3,786)					(3,786)		(3,786)

Comprehensive income (loss)	$(12,931)

BALANCE—December 31, 2003		147	51,923	(735)	(15)	(11,576)	(106,509)	(66,765)
Net Income	$21,490						21,490	21,490
Exercise of stock options			16					16
Proceeds from stock subscriptions receivable					15			15
Other comprehensive income (loss):
Change in fair market value of cash flow hedges (net of tax)	464					464		464
Minimum pension liability adjustment (net of tax)	(1,001)					(1,001)		(1,001)

Comprehensive income	$20,953

BALANCE—December 31, 2004		$147	$51,939	$(735)	$0	$(12,113)	$(85,019)	$(45,781)

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2003	2004
	Restated (Note 4) (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(11,852)	$(8,952)	$21,490
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and impairment	28,213	29,804	28,438
Amortization	2,527	2,077	1,795
Amortization—deferred financing costs related to refinancing		2,248
Gain (loss) on disposal of assets	(187)	4	(284)
Deferred income taxes	13,282	(2,744)	10,041
Equity in earnings of affiliated companies	(182)	(485)	(646)
Cash distribution from affiliate		1,000
Changes in certain assets and liabilities:
Receivables	(5,568)	(11,839)	(13,954)
Inventories and supplies	4,235	(8,718)	(15,760)
Prepaid expenses and other assets	(1,601)	817	(8,861)
Accounts payable	(1,254)	5,546	20,824
Accrued and other liabilities	(12,306)	206	15,246

Net cash provided by operating activities	15,307	8,964	58,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(19,316)	(20,261)	(26,421)
Capitalized interest	(450)	(411)	(851)

Net cash used in investing activities	(19,766)	(20,672)	(27,272)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(12,500)	(128,785)	(1,900)
Proceeds from issuance of long-term debt		180,000
Increase in revolving credit advance	10,000	20,000
Decrease in revolving credit advance		(55,000)
Deferred financing fees		(3,192)	(37)
Proceeds from issuance of shares		5	16
Proceeds from stock subscriptions receivable	517	106	15

Net cash provided by (used in) financing activities	(1,983)	13,134	(1,906)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,442)	1,426	29,151
CASH AND CASH EQUIVALENTS—Beginning of year	47,708	41,266	42,692

CASH AND CASH EQUIVALENTS—End of year	$41,266	$42,692	$71,843

See notes to consolidated financial statements.

ACCURIDE CORPORATION

For the years ended December 31, 2002, 2003, and 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

1.    Summary of Significant Accounting Policies

        Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), Accuride Erie L.P. ("Accuride Erie"), and Accuride de Mexico, S.A. de C.V. ("AdM"). All significant intercompany transactions have been eliminated. Investments in affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method.

        Business of the Company—The Company is engaged primarily in the design, manufacture and distribution of wheels and rims for trucks, trailers and certain military and construction vehicles. The Company sells its products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket. The Company's primary manufacturing facilities are located in Henderson, Kentucky; Erie, Pennsylvania; Cuyahoga Falls, Ohio; London, Ontario, Canada; and Monterrey, Mexico.

        Management's Estimates and Assumptions—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—The Company records sales upon shipment net of customer rebates and discounts.

        Inventories—Inventories are stated at the lower of cost or market. Prior to January 1, 2005, cost for substantially all inventories, except AdM, was determined by the last-in, first-out method (LIFO). Inventories at AdM were determined using average cost. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO (see Note 4). The Company reviews inventory on hand and records provisions for excess and obsolete inventory based on its assessment of future demand and historical experience.

        Supplies—Supplies primarily consist of spare parts and consumables used in the manufacturing process. Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. The Company performs annual evaluations of supplies and provides an allowance for obsolete items based on usage activity.

        Investment in Affiliate—Included in "Equity in earnings of affiliates" is the Company's 50% interest in the earnings of AOT, Inc. ("AOT"). AOT is a joint venture between the Company and The Goodyear Tire & Rubber Company formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. The Company's investment in AOT at December 31, 2003 and 2004 totaled $3,106 and $3,752, respectively.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated using primarily the straight-line method over their expected useful lives as follows:

Buildings and improvements	15–30 years
Factory machinery and equipment	10 years
Office furniture and fixtures	10 years
Tools, Dies and Molds	3 years

        Deferred Financing Costs—Direct costs incurred in connection with the Recapitalization (see Note 2) and the Credit Agreement (see Note 6) have been deferred and are being amortized over the life of the related debt using the effective interest method.

        Goodwill—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of the Company in March 1988 and the Accuride Erie and AdM acquisitions in April 1999 and July 1999, respectively. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Accounting for Goodwill and Other Intangible Assets. Accordingly, the Company no longer amortizes goodwill, but tests for impairment at least annually. This impairment test was performed in the fourth quarter of 2004, and there was no indication of impairment.

        Long-Lived Assets—The Company evaluates its long-lived assets to be held and used and its identifiable intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Impairment is determined by comparison of the carrying amount of the asset to the net undiscounted cash flows expected to be generated by the related asset group. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal (See Note 5).

        Pension Plans—The Company has trusteed, non-contributory pension plans covering substantially all U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. The Company's funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

        Postretirement Benefits Other Than Pensions—The Company has postretirement health care and life insurance benefit plans covering substantially all U.S. non-bargained and Canadian employees. The Company accounts for these benefits on an accrual basis and provides for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. The Company's funding policy provides that payments to participants shall be at least equal to its cash basis obligation.

        Postemployment Benefits Other Than Pensions—The Company has certain postemployment benefit plans covering certain U.S. and Canadian employees which provide severance benefits. The Company accounts for these benefits on an accrual basis.

        Income Taxes—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates.

Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets. Management judgment is required in developing the Company's provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowance recorded against the deferred tax assets. The Company evaluates quarterly the realizability of its net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Although realization of our net deferred tax assets is not certain, the Company has concluded that it will more likely than not realize the deferred tax assets, excluding certain state net operating losses for which the Company has provided a valuation allowance.

        Research and Development Costs—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the years ended December 31, 2002, 2003, and 2004 totaled $5,335, $5,523, and $6,185, respectively.

        Foreign Currency—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. The functional currencies of Accuride Canada and AdM have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (expense), net." The Company had aggregate foreign currency gains (losses) of ($1,778), $872, and $1,436 for the years ended December 31, 2002, 2003, and 2004, respectively.

        Concentrations of Credit Risk—Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. The Company places its cash and cash equivalents and executes derivatives with high quality financial institutions. Generally, the Company does not require collateral or other security to support customer receivables.

        Derivative Financial Instruments—The Company uses derivative instruments to manage exposure to foreign currency, commodity prices, and interest rate risks. The Company does not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by the Company include interest rate, foreign exchange, and commodity price instruments. All derivative instruments are recognized on the balance sheet at their estimated fair value. See Note 13 for the carrying amounts and estimated fair values of these instruments.

        Interest Rate Instruments—The Company uses interest rate swap agreements as a means of fixing the interest rate on portions of the Company's floating-rate debt. No interest rate instruments were outstanding as of December 31, 2004 and 2003. Interest rate swaps not designated as hedges for financial reporting purposes were carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". The settlement amounts from the swap agreements were reported in the financial statements as a component of interest. The Company uses interest rate cap agreements to set ceilings on the maximum interest rate the Company would incur on portions of the Company's floating-rate debt. An interest rate cap would be carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". In the event that the cap was exercised, any realized gain would be recorded in the financial statements as a component of interest.

        Foreign Exchange Instruments—The Company uses foreign currency forward contracts and options to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. Prior to August 1, 2002, the Company did not designate the forward contracts as hedges for financial reporting purposes and, accordingly, carried these instruments in the financial statements at fair value, with realized and unrealized gains or losses reflected in current period earnings as "Other income (expense), net." On August 1, 2002, the Company designated the outstanding forward contracts as cash flow hedges. Based on historical experience and analysis performed by the Company, management expects that these derivative instruments will be highly effective in offsetting the change in the value of the anticipated transactions being hedged. As such, unrealized gains or losses are deferred in "Other Comprehensive Income (Loss)" with only realized gains or losses reflected in current period earnings as "Cost of Goods Sold". However, to the extent that any of these contracts are not highly effective, any changes in fair value resulting from ineffectiveness will be immediately recognized in "Cost of Goods Sold". The total notional amount of outstanding forward contracts at December 31, 2003 and 2004 was $0 and $24,844, respectively.

        Commodity Price Instruments—The Company uses commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reflected in current period earnings as "Other income (expense), net". The Company had no outstanding commodity price swaps at December 31, 2003 and 2004.

        The realized and unrealized gain (loss) on the Company's derivative financial instruments for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Interest Rate Instruments		Foreign Exchange Instruments		Commodity Price Instruments
	Realized Gain (Loss)	Unrealized Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)
2002	$(5,323)	$2,940	$166	$193	$(540)	$650
2003	—	—	4,042	—	(29)	(47)
2004	—	—	2,800	—	—	—

        Earnings Per Share—Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period after giving retroactive effect for the 591-for-one stock split of the Company's common stock (see Note 18). Diluted earnings per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire 1,400,079 shares in 2002 and 1,285,398 shares in 2003 were not included in the computation of diluted earnings per common share because the effect would be antidilutive. There were no antidilutive options outstanding in 2004.

	December 31,
	2002	2003	2004
Average common shares outstanding	14,654,436	14,654,938	14,656,948
Dilutive stock equivalents	—	—	567,384
Average common and common equivalent shares outstanding	14,654,436	14,654,938	15,224,332

        Stock Based Compensation—On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement amends SFAS Statement No. 123, Accounting for Stock-Based Compensation and provides alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense has been recognized by the Company in connection with the option grants. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income (loss) would have been the following:

	Year Ended December 31,
	2002	2003	2004
	(Restated Note 4)
Net income (loss) as reported	$(11,852)	$(8,952)	$21,490
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(200)	(76)	(85)

Pro forma net income (loss)	$(12,052)	$(9,028)	$21,405

Earnings (loss) per share—as reported (restated, Note 4):
Basic	$(0.81)	$(0.61)	$1.47

Diluted	$(0.81)	$(0.61)	$1.41

Earnings (loss) per share—pro forma:
Basic	$(0.82)	$(0.62)	$1.46

Diluted	$(0.82)	$(0.62)	$1.41

        The weighted average fair value of the options granted in 2004 was $2.41. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates of 4.75%, expected volatilities assumed to be 0% and expected lives of approximately 4 years. The weighted average fair value of options granted in 2002 was $2.36. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates ranging from 4.15%—4.24%, expected volatilities assumed to be 0% and expected lives of approximately 5 years. The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

        Accounting Standards Adopted—Accounting standards adopted during 2004 include Statement of Financial Accounting Standards ("SFAS") No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities, and SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106.

        FAS 106-2—In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. This FSP was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on the Company's financial position or results of operations.

        FIN 46R—In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on the Company's financial position or results of operations.

        SFAS No. 132 (Revised 2003)—In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. The Company adopted this statement as of December 31, 2003 and revised its annual disclosures for the year ended December 31, 2003 and its annual and interim disclosures for the year ended December 31, 2004, accordingly.

        New Accounting Standards—New accounting standards which could impact the Company include FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, FASB Statement No. 123 (revised 2004), Share-Based Payment, and FASB Staff Positions 109-1 and 109-2, Income Taxes.

        SFAS No. 151—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 153—In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 123 (revised 2004)—In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Accuride will be required to apply Statement 123(R) as of the first interim period that begins after January 1, 2006. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        FASB Staff Positions (FSPs) 109-1 and 109-2—In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes", to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

        Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation. In April 2005, the Company effected a 591-for-one stock split of the Company's common stock. The par value of the common stock was not affected by the 591-for-one split of the common stock and remains at $0.01 per share after the split. All shares and per share references in the consolidated financial statements and related notes are shown to give retroactive effect to the 591-for-one stock split.

2.    Recapitalization of Accuride Corporation

        The Company entered into a stock subscription and redemption agreement dated November 17, 1997 (the "Agreement" or "Redemption"), with PDC and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"), a Delaware limited liability company formed at the direction of KKR 1996 Fund L.P., a Delaware limited partnership affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR").

        Pursuant to the Agreement, effective January 21, 1998, Hubcap Acquisition made an equity investment in the Company of $108,000 in exchange for 90% of the Common Stock of the Company after the Recapitalization, as described herein. The Company used the proceeds of this investment, along with $200,000 from the issuance of 9.25% senior subordinated notes at 99.48% of principal value due 2008 and $164,800 in bank borrowing, including $135,000 of borrowings under senior secured term loans due 2005 and 2006 with variable interest rates and $29,800 of borrowings under a $140,000 senior secured revolving line of credit expiring 2004 with a variable interest rate, to redeem $468,000 of Common Stock (the "Recapitalization").

        Subsequent to the Recapitalization, effective September 30, 1998, PDC sold its remaining interest in the Company to an unrelated third party.

        Concurrent with the Agreement, the Company recorded an $18.5 million deferred tax asset related to the increase in the tax basis of assets. During 2002, management determined that an additional $69.7 million in tax basis should be recognized. As a result, the Company recorded an $11.7 million increase in deferred tax assets and reduced deferred tax liabilities by $15.4 million. The amount recorded, totaling $27.1 million, was recognized in additional paid-in-capital as an adjustment to the recapitalization.

3.    Consolidated Statements of Cash Flows

        For the purpose of preparing the consolidated financial statements, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Interest paid in the years ended December 31, 2002, 2003 and 2004 was $40,941, $38,854 and $36,935, respectively. The Company received a net refund of income taxes of $2,049 and $7,213 in the years ended December 31, 2002 and 2003, respectively. The Company paid income taxes of $3,980 in the year ended December 31, 2004. During 2002, 2003 and 2004, the Company recorded non-cash minimum pension liability adjustments, net of tax, of $7,790, $3,786 and $1,001, respectively, as a component of Other Comprehensive Loss.

4.    Inventories

        Inventories at December 31, 2003 and 2004 were as follows:

	2003	2004
	(dollars in thousands)
Raw materials	$4,119	$12,590
Work in process	13,354	16,890
Finished manufactured goods	14,520	15,963

Total inventories	$31,993	$45,443

        Inventories are stated at the lower of cost or market. Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. Management of the Company believes that the FIFO method is preferable to LIFO because (i) FIFO inventory values presented in the Company's balance sheet will more closely approximate the current value of inventory, (ii) costs of sales are still appropriately charged in the period of the related sales, (iii) FIFO inventory values better represent the underlying commercial practice of selling the oldest product first, and (iv) the change to FIFO method at the affected business units results in the Company using a uniform method of inventory valuation globally which will improve comparability of operating results among these units. Prior to January 31, 2005, only one of TTI's business units was on LIFO. Accuride conformed this business unit to the Company's accounting policies and all of TTI's business units are now on FIFO.

        The effect of the change in accounting method was to decrease net income or increase net loss for the years ended December 31, 2004, 2003, and 2002 by $0.3 million ($0.02 per diluted share), $0.2 million ($0.02 per diluted share) and $0.9 million ($0.06 per diluted share), respectively. In accordance with generally accepted accounting principles, the change has been applied by restating the prior years consolidated financial statements. The effect of this restatement at December 31, 2004 and 2003 was to decrease inventories by $1,900 and $1,442, increase deferred income tax asset by $691 and $519, and increase the accumulated deficit by $1,209 and $923, respectively.

5.    Property, Plant and Equipment

        Property, plant and equipment at December 31, 2003 and 2004 consist of the following:

	2003	2004
Land and land improvements	$5,907	$7,713
Buildings	69,199	69,249
Machinery and equipment	404,506	409,169

	479,612	486,131
Less accumulated depreciation and impairment	272,952	280,762

Property, plant and equipment—net	$206,660	$205,369

        During 2004, the Company evaluated certain assets that were expected to be replaced during the year or were producing products expected to be phased out and determined $822 of equipment related to a specific production line at its Erie, Pennsylvania facility to be impaired, $553 of equipment related to a certain production line at its Cuyahoga Falls, Ohio facility to be impaired, and $844 of equipment related to a certain product line at its Monterrey, Mexico facility to be impaired. These amounts were included in cost of goods sold for the year ended December 31, 2004.

6.    Long-Term Debt

        Long-term debt at December 31, 2003 and 2004 consists of the following:

	2003	2004
Revolving Credit Facility	$25,000	$25,000
Term C Facility	96,000	95,000
New Term B Facility	180,000	179,100
Senior subordinated notes—net of $425 and $320 unamortized discount	189,475	189,580
	490,475	488,680
Less current maturities	1,900	1,900
Total	$488,575	$486,780

        Bank Borrowing    Effective June 13, 2003, Accuride entered into a third amended and restated credit agreement to refinance a portion of the debt outstanding under the July 27, 2001 second amended and restated credit agreement (the "Refinancing"). The Refinancing, as amended on December 10, 2003, provided for (i) a new term credit facility in an aggregate principal amount of $180 million that matures on June 13, 2007 ("New Term B"), and a revolving credit facility ("New Revolver") in an aggregate principal amount of $66 million (comprised of a $36 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on June 13, 2006 (the New Term B and New Revolver are collectively referred to hereinafter as the "New Senior Facilities"). The "Term C" facility under the second amended and restated credit agreement remains outstanding under the Refinancing. As of December 31, 2004, $25 million was outstanding under the New Revolver, $179.1 million was outstanding under The New Term B facility and $95 million was outstanding under the Term C facility. The New Term B facility requires a $0.9 million repayment on June 13, 2005, and

June 13, 2006, and $177.3 million on June 13, 2007. The Term C facility requires a $1.0 million repayment on January 21, 2005, and $47.0 million repayment on January 21, 2006 and January 21, 2007. Interest on the term loans and the New Revolver is based on the London InterBank Offered Rate ("LIBOR") plus an applicable margin. The loans are secured by, among other things, a first priority lien on our properties and assets securing the New Revolver and Term C, a second priority lien on substantially all of our US and Canadian properties and assets to secure the New Term B, and a pledge of 65% of the stock of our Mexican subsidiary. A negative pledge restricts the imposition of other liens or encumbrances on any of the assets, subject to certain exceptions.

        The Company's Bank Borrowings at December 31, 2003 and 2004 were borrowed under the Eurodollar Rate, or LIBOR option. At December 31, 2003, the corresponding LIBOR rates ranged from 1.44%–1.50%. At December 31, 2004, the corresponding LIBOR rate was 2.44%.

        Under the terms of the Company's credit agreement, there are certain restrictive covenants that limit the payment of cash dividends and establish minimum financial ratios. The Company was in compliance with all such covenants at December 31, 2004.

        Effective January 31, 2005, Accuride entered into a fourth amended and restated credit agreement to refinance substantially all of its existing bank facilities. Under the refinancing, the Company repaid in full the aggregate amounts outstanding under the Revolving Credit Facility, the New Term B Facility and the Term C Facility with proceeds from (i) a new term credit facility in an aggregate principal amount of $550 million that requires annual amortization payments of 1% per year, with the balance payable on January 31, 2012 and (ii) a new revolving facility in an aggregate amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on January 31, 2010. The loans under the term credit facility and the U.S. revolving credit facility are secured by, among other things, a lien on substantially all of the U.S. properties and assets of the Company and its domestic subsidiaries and a pledge of 65% of the stock of the Company's foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all the properties and assets of Accuride Canada Inc.

        In connection with the refinancing described above, the following indebtedness was repaid, redeemed, repurchased or otherwise satisfied and discharged in full:

  •
  Indebtedness of Transportation Technologies Industries, Inc. ("TTI") (See Note 17) under its first and second lien credit agreements, each dated as of March 16, 2004;

  •
  The 12.5% senior subordinated notes due 2010 issued by TTI pursuant to an indenture, dated as of May 21, 2004; and

  •
  The Company's 9.25% senior subordinated notes due 2008 issued pursuant to an indenture, dated as of January 21, 1998, as described below.

        Senior Subordinated Notes    Interest at 9.25% on the senior subordinated notes (the "Notes") is payable on February 1 and August 1 of each year, commencing on August 1, 1998. The Notes mature in full on February 1, 2008 and may be redeemed, at the option of the Company, in whole or in part, at any time on or after February 1, 2003 in cash at the redemption prices set forth in the indenture, plus interest. The Notes are a general unsecured obligation of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the Credit Agreement. As of December 31, 2003 and 2004, the aggregate principal amount of Notes outstanding was $189,900. As discussed above, these notes were repaid January 31, 2005.

        Effective January 31, 2005, the Company issued $275.0 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at the option of the Company, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The notes will be general unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the Company's new credit agreement.

        Interest Rate Instruments    As of December 31, 2003 and 2004, the Company did not have any open interest rate agreements or obligations.

        Maturities of long-term debt, including the bond discount, based on minimum scheduled payments as of December 31, 2004, excluding the effects of the January 2005 refinancings and debt issuances discussed above, are as follows:

2005	$1,900
2006	72,900
2007	224,300
2008	189,900

Total	$489,000

7.    Pension and Other Postretirement Benefit Plans

        The Company has funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service.

        In addition to providing pension benefits, the Company also has certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups. The majority of these benefits are paid by the Company.

        The Company uses a December 31 measurement date for all of its plans.

Obligations and Funded Status:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$53,404	$70,944	$21,620	$24,399
Service cost	2,309	2,704	774	896
Interest cost	3,850	4,292	1,417	1,464
Actuarial (gains)/losses	5,785	1,087	(192)	1,659
Benefits paid	(2,306)	(2,913)	(619)	(591)
Foreign currency exchange rate changes	7,902	4,166	1,399	791
Acquisition/transfer		26
Benefit obligation—end of year	70,944	80,306	24,399	28,618
Change in plan assets:
Fair value of assets—beginning of year	45,418	61,743
Actual return on plan assets	5,980	5,726
Employer contribution	5,251	5,164	619	591
Benefits paid	(2,306)	(2,913)	(619)	(591)
Foreign currency exchange rate changes	7,401	4,198
Acquisition/transfer		26
Fair value of assets—end of year	61,744	73,944
Reconciliation of funded status:
Unfunded status	(9,200)	(6,363)	(24,399)	(28,618)
Unrecognized actuarial loss	23,657	25,031	4,998	6,634
Unrecognized prior service cost (benefit)	5,717	5,666	(1,264)	(1,003)
Unrecognized net obligation	291	283
Net amount recognized	$20,465	$24,617	$(20,665)	$(22,987)
Amounts recognized in the statement of financial position:
Prepaid benefit cost	$4,845	$5,589	$—	$—
Accrued benefit liability	(8,397)	(6,499)	(20,665)	(22,987)
Intangible asset	6,063	5,998
Accumulated other comprehensive loss	17,954	19,529
Net amount recognized	$20,465	$24,617	$(20,665)	$(22,987)

        The accumulated benefit obligation for the pension plan was $69,109 and $78,911 at December 31, 2003 and 2004, respectively.

        During 2004, we adopted FAS 106-2 which impacts retirees prescription drug benefits. The impact of adoption reduced our accumulated postretirement benefit obligation by approximately $1,100. Of the employees covered under the US postretirement benefit plans, only certain pre-1996 retirees are covered under a plan that will receive subsidy receipts. Receipts from the subsidized benefits are expected to be $32 in 2006.

        At December 31, 2004, the projected benefit payments for the defined benefit pension plan and the postretirement benefit plan totaled $2,993 and $748 in 2005, $3,308 and $883 in 2006, $3,503 and $993 in 2007, $3,603 and $1,108 in 2008, $4,249 and $1,251 in 2009, and $26,241 and $8,477 in years 2010 through 2014, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $59,824, $58,912 and $50,514, respectively, as of December 31, 2003 and $67,607, $67,276 and $60,777 respectively, as of December 31, 2004.

Components of Net Periodic Benefit Cost:

	For the years ended December 31,
	Pension Benefits			Other Benefits
	2002	2003	2004	2002	2003	2004
Service cost-benefits earned during the year	$2,504	$2,309	$2,704	$665	$774	$896
Interest cost on projected benefit obligation	3,140	3,850	4,292	1,285	1,417	1,464
Expected return on plan assets	(4,410)	(4,989)	(5,762)
Prior service cost and other amortization (net)	390	1,373	1,649	(127)	(23)	(44)
Net amount charged to income	1,624	2,543	2,883	1,823	2,168	2,316
Curtailment charge	420	—	—	5	—	—
Total net amount charged to income	$2,044	$2,543	$2,883	$1,828	$2,168	$2,316

Additional Information:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Increase in minimum liability included in other comprehensive income	$5,182	$1,575	N/A	N/A

Actuarial Assumptions:

        Assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Discount rate	6.00%	6.00%	6.00%	6.00%
Rate of increase in future compensation levels	3.00%	3.00%	3.00%	3.00%

        Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of increase in future compensation levels	3.00%	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	9.00%*	8.75%*	N/A	N/A

*
A 9.5% and 9.0% return on assets assumption was used for the Canadian plans in 2003 and 2004, respectively.

        The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

        Assumed health care cost trend rates at December 31 were as follows:

	2003	2004
Health care cost trend rate assumed for next year	11.00%	10.00%
Rate to which the cost trend rate is assumed to decline	5.25%	5.00%
Year that the rate reaches the ultimate trend rate	2009	2010

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2004:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$484	$(376)
Effect on postretirement benefit obligation	$3,964	$(3,162)

Plan Assets:

        The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Equity securities	56%	73%
Debt securities	38%	23%
Other	6%	4%
Total	100%	100%

        The Company's investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

        The Company's desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the US plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in the Company's investment policy statement. The Company's investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

        The Company believes that the plan's risk and liquidity posture are, in large part, a function of asset class mix. The Company's investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior. Based on this and the plan's time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

	Lower Limit	Strategic Allocation	Upper Limit
Domestic Large Capitalization Equities:
Value	10%	15%	20%
Growth	10%	15%	20%
Index-Passive	15%	20%	25%
Domestic Aggressive Growth Equities:
International Equities	5%	10%	15%
Large-Mid Cap	5%	10%	15%
Fixed Income:
Domestic	25%	30%	35%

        The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

        While the Company uses the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

	Minimum	Maximum
Total Equities	40%	65%
Foreign Equities	0%	50%
Bonds and Mortgages	25%	50%
Short-Term	0%	15%

        Cash Flows    The Company expects to contribute approximately $6,065 to its pension plans and $752 to its other postretirement benefit plan in 2005.

        Other Plans    The Company also provides a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expense associated with these plans for the years ended December 31, 2002, 2003 and 2004 totaled $1,391, $1,066, and $1,606, respectively.

8.    Income Taxes

        The income tax provision (benefit) from continuing operations for the years ended December 31 is as follows:

	2002	2003	2004
Current:
Federal	$(7,697)	$(350)	$6,013
State	77	78	1,526
Foreign	(435)	1,940	1,946

	(8,055)	1,668	9,485

Deferred:
Federal	5,546	(7,394)	4,199
State	(1,410)	(881)	907
Foreign	1,782	3,150	4,935
Valuation allowance	7,364	2,381

	13,282	(2,744)	10,041

Total	$5,227	$(1,076)	$19,526

        A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate (benefit) for the years ended December 31, is as follows:

	2002	2003	2004
Statutory tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes (benefit)	(1.2)	(9.1)	3.6
Incremental foreign tax (benefit)	4.8	32.6	7.7
Change in valuation allowance	109.8	23.8
Reversal of previously accrued taxes		(24.9)
Other items—net	0.5	1.9	1.3

Effective tax rate (benefit)	78.9%	(10.7)%	47.6%

        Deferred income tax assets and liabilities comprised the following at December 31:

	2003	2004
Deferred tax assets:
Depreciation and amortization	$14,985	$12,391
Postretirement and post-employment benefits	8,093	8,587
Other	5,611	3,644
Debt refinancing costs	2,631	1,892
Accrued bonus		2,422
Canadian provincial tax credit		795
Foreign tax credit		304
Alternative minimum tax credit	1,058	1,449
Loss carry-forwards	27,591	21,444
Valuation allowance	(5,063)	(4,825)

Total deferred tax assets	54,906	48,103

Deferred tax liabilities:
Asset basis and depreciation	12,340	14,919
Goodwill amortization	4,369	5,538
Unrealized foreign exchange gain	742	1,755
Pension costs	1,310	2,115
Inventories	817	1,531
Other	4,302	983

Total deferred tax liabilities	23,880	26,841

Net deferred tax assets	31,026	21,262
Current deferred tax asset	4,276	3,671

Long-term deferred income tax asset—net	$26,750	$17,591

        The Company's net operating loss, available in various tax jurisdictions at December 31, 2004 will expire through 2023. A prior year foreign tax credit carryforward expired in 2003 and was charged against the related valuation allowance. In the current year, the Company has recorded a deferred tax asset for additional foreign tax credits incurred through 2004. The alternative minimum tax credit carryforward does not expire. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not the Company will realize the full benefit of deferred tax assets, except for a valuation allowance related to certain state loss carryforwards.

        In 2004, the effective tax rate increased primarily as a result of $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

        Included in income taxes payable as of December 31, 2004 is $7.3 million of tax contingency reserve related to federal, state and international tax matters. Management has recorded the reserve based on the estimated amount of probable loss related to the Company's tax contingencies.

        During 2003 Accuride Corporation completed a refinancing of the debt of its Canadian subsidiary. The transaction resulted in recognition of a $2.1 million taxable gain attributable to significant fluctuations in foreign exchange rates over the term of the original debt. The effective tax rate recognized for foreign subsidiaries has also been significantly impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

        As a result of the expiration of certain state statutes of limitation during 2003, the Company reversed previously accrued taxes of $2.5 million. In addition, the Company recorded a valuation allowance of approximately $2.4 million against deferred tax assets related to state net operating loss carryforwards, as management concluded that the Company will not likely realize the related tax benefits in future years.

        Pursuant to the Job Creation and Worker Assistance Act of 2002, a temporary incentive was added to the Internal Revenue Code to allow for a 5-year net operating loss carryback for fiscal years ending in 2002 and 2001. The Company elected to carry back its 2002 net operating loss to the 1998 pre-acquisition tax year, referred to herein as the "Pre-acquisition Period" (see Note 2). Phelps Dodge agreed to permit the Company to carry back the 2002 net operating loss into the Pre-acquisition Period.

        While Phelps Dodge did not pay any regular income tax in 1998 due to the utilization of foreign tax credits, it did incur alternative minimum tax. At December 31, 2002, a tax refund of approximately $7.8 million representing 20% of the alternative minimum tax net operating loss was recorded as a current tax benefit. As the regular tax net operating loss utilized in the pre-acquisition period was not expected to result in an income tax benefit, the Company recorded approximately $7.8 million of deferred tax expense. During 2003, the Company completed the carry back claim and received an $8.2 million refund.

        During 2002, the Company recorded a valuation allowance of $7.4 million to reduce deferred tax assets related to certain foreign tax credit carryforwards and state net operating losses to management's estimate of the benefit expected to be realized.

        The Company intends to permanently reinvest the undistributed earnings of Accuride Canada. Accordingly, no provision for U.S. income taxes has been made for such earnings. At December 31, 2004 Accuride Canada had $19.5 million of cumulative retained earnings.

        At December 31, 2004, AdM had no cumulative retained earnings. The Company previously treated undistributed earnings as permanently reinvested. Accordingly, no provision for U.S. income taxes has ever been made for such earnings.

9.    Stock Purchase and Option Plan

        Effective January 21, 1998, the Company adopted the 1998 Stock Purchase and Option Plan for key employees of Accuride Corporation and subsidiaries (the "1998 Plan").

        The 1998 Plan provides for the issuance of shares of authorized but not issued or reacquired shares of Common Stock subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan permits the issuance of Common Stock (the "1998 Plan-Purchase Stock") and the grant of non-qualified stock options (the "1998 Plan-Options") to purchase shares of Common Stock (the issuance of 1998 Plan Purchase Stock and the grant of the 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

        Pursuant to the original 1998 Plan, 1,576,197 shares of Common Stock of the Company were reserved for issuance under such plan. In May 2002, an amendment to the Stock Purchase and Option Plan was adopted, that increased the number of shares reserved for issuance under the plan to 1,918,977.

        1998 Plan-Purchase Stock—As of December 31, 2004 and 2003, 0 and 472,209 shares of Common Stock under the 1998 Plan Purchase Stock were outstanding under the terms of stock subscription agreements with various management personnel of the Company, respectively. During 2003 and 2004 no shares were repurchased as treasury stock.

        1998 Plan-Options—The following is an analysis of stock option activity pursuant to the 1998 Plan for and the stock options outstanding at the end of the respective period:

	Year ended December 31,
	2002		2003		2004
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding—beginning of year	726,339	$8.49	1,400,079	$4.82	1,285,398	$4.71
Granted	929,052	$2.96			153,660	$2.96
Cancelled
Exercised			(1,891)	$2.96	(2,009)	$7.81
Forfeited or expired	(255,312)	$8.47	(112,790)	$6.16	(12,705)	$3.11

Outstanding—end of year	1,400,079	$4.82	1,285,398	$4.71	1,424,344	$4.53

Options exercisable—end of year	654,828	$6.53	819,717	$5.52	1,067,060	$4.91

        All originally issued time options vest in equal installments over a five-year period from the date of the grant. Subsequently issued time options vest over a four-year period. Performance options vest after approximately eight years, or can vest at an accelerated rate if the Company meets certain performance objectives. As of December 31, 2004, options outstanding have an exercise price ranging between $2.96 and $8.88 per share and a weighted average remaining contractual life of 6.6 years.

        In 2001, the Company offered eligible employees the opportunity to exchange performance options with an exercise price of $8.30 per share or more that were scheduled to vest in 2001 and 2002 for new options which the Company granted in 2002 under the 1998 Plan. The new options vest over a period of four years and have an exercise price of $2.96 per share. In April 2002, the Company issued 112,349 options at $2.96 per share pursuant to the exchange agreement executed in October 2001.

10.    Commitments

        The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

        Rent expense for the years ended December 31, 2002, 2003 and 2004 was $2,443, $2,879 and $3,011, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 2004 are as follows:

2005	$2,236
2006	1,878
2007	1,429
2008	1,029
2009	769

Total	$7,341

11.    Contingencies

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that the outcome of these proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

        The Company's operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to the Recapitalization of the Company on January 21, 1998, the Company was indemnified by PDC with respect to certain environmental liabilities at its Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, the Company has been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

12.    Segment Reporting

        The Company consists of four operating segments that design, manufacture and distribute wheels and rims for trucks, trailers, and other vehicles. These operating segments are aggregated into a single reportable segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. The Company believes this segmentation is appropriate based upon management's operating decisions and performance assessment.

        Geographic Segments—The Company has operations in the United States, Canada, and Mexico, which are summarized below.

For Year Ended December 31, 2002	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$271,329	$12,206	$34,910	$—	$318,445
Sales to unaffiliated customers—export	25,103		2,001		27,104

Total	$296,432	$12,206	$36,911	$—	$345,549

Long-lived assets	$366,621	$122,015	$37,272	$(165,021)	$360,887

For Year Ended December 31, 2003	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$301,548	$11,226	$30,106	$—	$342,880
Sales to unaffiliated customers—export	17,589		3,789		21,378

Total	$319,137	$11,226	$33,895	$—	$364,258

Long-lived assets	$344,084	$138,274	$33,157	$(166,184)	$349,331

For Year Ended December 31, 2004	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$393,221	$18,189	$33,473	$—	$444,883
Sales to unaffiliated customers—export	45,837		3,288		49,125

Total	$439,058	$18,189	$36,761	$—	$494,008

Long-lived assets	$346,249	$136,193	$31,540	$(166,184)	$347,798

        Sales to three customers exceed 10% of total net sales for the years ended December 31, as follows:

	2002		2003		2004
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Customer one	$66,576	19.2%	$72,205	19.8%	$93,898	19.0%
Customer two	57,386	16.6%	58,657	16.1%	79,687	16.1%
Customer three	45,464	13.2%	47,806	13.1%	76,245	15.4%

	$169,426	49.0%	$178,668	49.0%	$249,830	50.5%

        Each geographic segment made sales to all three major customers in 2004.

13.    Financial Instruments

        The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

        The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying amounts and related estimated fair values for the Company's remaining financial instruments are as follows:

	2003		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Foreign Exchange Forward Contracts	$—	$—	$757	$757
Liabilities
Total Debt	$490,475	$501,665	$489,000	$492,733

        Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31.

        The fair value of the Company's long-term debt has been determined on the basis of the specific securities issued and outstanding. All of the Company's long-term debt is at variable rates at December 31, 2003 and 2004 except for the senior subordinated notes which have a fixed interest rate of 9.25% (see Note 6).

14.    Related Party Transactions

        Effective January 21, 1998, the Company and KKR entered into a management agreement providing for the performance by KKR of certain management, consulting and financial services for the Company. The Company expensed approximately $600 in each of the three years ended December 31, 2004, pursuant to such management agreement.

15.    Quarterly Data (Unaudited)

        The following table sets forth certain quarterly income statement information of the Company for the fiscal years ended December 31, 2003 and 2004:

	2003 (Restated) (Note 4)
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands, except per share data)
Net sales	$88,248	$94,207	$87,439	$94,364	$364,258
Gross profit(2)(5)	14,819	18,334	13,147	16,157	62,457
Operating expenses	5,889	6,305	5,499	6,225	23,918
Income from operations(5)	8,930	12,029	7,648	9,932	38,539
Equity earnings of affiliates	181	199	81	24	485
Other expense(1)	(9,453)	(20,561)	(10,291)	(8,747)	(49,052)
Net income (loss)(5)	(1,068)	(6,065)	(2,794)	975	(8,952)
Diluted income (loss) per share(5)	$(0.07)	$(0.41)	$(0.19)	$0.07
	2004 (Restated) (Note 4)
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands, except per share data)
Net sales	$111,401	$120,631	$123,463	$138,513	$494,008
Gross profit(4)(5)	21,618	24,418	26,280	30,341	102,657
Operating expenses	6,371	6,418	5,758	7,003	25,550
Income from operations(5)	15,247	18,000	20,522	23,338	77,107
Equity earnings of affiliates	138	155	148	205	646
Other expense(1)	(9,049)	(10,709)	(8,564)	(8,415)	(36,737)
Net income(3)(4)(5)	4,564	4,329	7,062	5,535	21,490
Diluted income per share(5)	$0.30	$0.28	$0.46	$0.36

(1)
Included in other expense are interest income, interest expense, and other income (expense), net. Also included in the quarter ended June 30, 2003 is $11,257 of refinancing costs.

(2)
Included in cost of sales for the quarter ended December 31, 2003 is the reversal of $860 in accrued liabilities for which management determined no obligation of the Company existed, and $1,240 and $917 of cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in the third and fourth quarter of 2003, respectively.

(3)
Included in net income in the quarter ended December 31, 2004 is $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

(4)
Included in cost of sales for the quarter ended December 31, 2004 is $2,032 of income representing the receipt of insurance proceeds from the Company's business interruption claims relating to a fire at its Cuyahoga Falls, Ohio facility occurring in 2003.

(5)
Amounts have been restated for change in inventory costing method (see Note 4).

16.    Valuation and Qualifying Accounts

        The following table summarizes the changes in the Company's valuation and qualifying accounts:

	Balance at Beginning of Period	Charges (credits) to Costs and Expenses	Recoveries	Write-Offs	Balance at end of Period
Reserves deducted in balance sheet from the asset to which applicable:
Accounts Receivable:
December 31, 2002	$1,448	$(169)	$378	$(293)	$1,364
December 31, 2003	1,364	(259)	7	(290)	822
December 31, 2004	822	(18)	0	(289)	515

17.    Subsequent Event—Acquisition

        On January 31, 2005, the Company completed its acquisition of Transportation Technologies Industries, Inc. (TTI), one of the largest North American manufacturers of truck components for the heavy and medium-duty trucking industry. Pursuant to the merger agreement, the existing stockholders of Accuride held 66.88% of the common stock of the combined entity while the existing stockholders of TTI (TTI Group) held the remaining 33.12% (7,964,238 shares).

        The Company believes the combined company will offer the trucking industry a one-stop component sourcing solution and expects to become one of the largest suppliers to the heavy/medium commercial vehicle industry. The results of operations for TTI will be included in Accuride's operating results beginning February 1, 2005.

        The following table summarizes the preliminary allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The preliminary allocations of purchase price are preliminary pending the resolution of certain employee matters and finalization of transaction costs.

Current assets	$161,512
Property, plant and equipment	113,151
Goodwill	265,352
Intangible assets	143,770
Other	16

Total assets acquired	683,801

Current liabilities	447,232
Debt	3,100
Other long-term liabilities	126,969

Net assets acquired	$106,500

        The preliminary purchase price allocation includes $33,540 of technology which will be amortized over 10 to 15 years, $71,500 of customer relationships which will be amortized over 15 to 30 years, $265,352 of goodwill, not deductible for income tax purposes, $38,080 of trade names that are not subject to amortization, and $650 of backlog. The Company incurred approximately $14,500 in transaction costs associated with the merger.

        In connection with the merger, the Company refinanced substantially all its debt (See Note 6). Maturities of long-term debt based on minimum scheduled payments as of January 31, 2005, including the effects of the January 2005 refinancings and debt issuances discussed in Note 6, are as follows:

2005	$5,500
2006	5,500
2007	5,500
2008	5,500
2009	5,500
Thereafter	825,600

Total	$853,100

18.    Subsequent Event—Stock Offering

        In April, 2005 the Company effected a 591-for-one stock split and increased the authorized common stock to 38,805,000 shares. The effect of this stock split was to transfer $147, representing the par value of additional shares issued from additional paid-in capital to common stock. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split.

        On April 26, 2005, the Company completed an initial public offering of its common stock and Accuride Corporation's common stock commenced trading on the New York Stock Exchange. Net proceeds from the initial public offering were $89.6 million. The proceeds were used to repay a portion of the Term B Loan facility.

        In connection with the initial public offering, the Company granted stock options to key management personnel and directors to acquire 926,930 shares of common stock. The exercise price of the stock options is equal to the offering price to the public of $9.00 per share of common stock.

*******

ACCURIDE CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	December 31, 2004 Restated(Note 3)	June 30, 2005
	(in thousands except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$71,843	$50,884
Customer receivables, net of allowance for doubtful accounts of $515 and $2,762	55,067	161,975
Other receivables	4,008	9,372
Inventories, net	45,443	106,346
Supplies	13,027	14,809
Deferred income taxes	3,671	15,023
Prepaid expenses and other current assets	4,849	8,340

Total current assets	197,908	366,749
PROPERTY, PLANT, AND EQUIPMENT, NET	205,369	307,881
OTHER ASSETS:
Goodwill	123,197	388,549
Other intangible assets		141,447
Investment in affiliates	3,752	3,139
Deferred financing costs, net of accumulated amortization of $8,537 and $625	3,805	10,059
Deferred income taxes	17,591
Pension benefit plan asset	11,587	12,408
Other	88	88

TOTAL	$563,297	$1,230,320

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts Payable	$54,952	$110,202
Current portion of long-term debt	1,900
Accrued payroll and compensation	12,848	23,904
Accrued interest payable	8,142	11,527
Income taxes payables	7,790	15,101
Accrued and other liabilities	6,489	30,149

Total current liabilities	92,121	190,883
LONG TERM DEBT, less current portion	486,780	747,725
DEFERRED INCOME TAXES		34,922
OTHER POST-RETIREMENT BENEFIT PLAN LIABILITY	22,987	78,281
PENSION BENEFIT PLAN LIABILITY	6,499	21,496
OTHER LIABILITIES	691	3,883
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, $.01 par value, 5,000 shares authorized and unissued
Common stock, $.01 par value, 38,505 shares authorized, 14,733 and 33,698 shares issued, and 14,658 and 33,623 shares outstanding in 2004 and 2005, respectively	147	337
Additional paid-in-capital	51,939	233,311
Treasury stock, 75 shares at cost	(735)	(735)
Accumulated other comprehensive income (loss)	(12,113)	(11,972)
Retained earnings (deficit)	(85,019)	(67,811)

Total stockholders' equity (deficiency)	(45,781)	153,130

TOTAL	$563,297	1,230,320

See notes to unaudited consolidated financial statements.

ACCURIDE CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30,
	2004 Restated (Note 3)	2005
	(in thousands except share data)
NET SALES	$232,032	$615,431
COST OF GOODS SOLD	185,996	504,455

GROSS PROFIT	46,036	110,976
OPERATING EXPENSES:
Selling, general and administrative	12,789	34,199

INCOME FROM OPERATIONS	33,247	76,777
OTHER INCOME (EXPENSE):
Interest income	55	267
Interest (expense)	(18,276)	(28,966)
Loss on extinguishment of debt	0	(5,072)
Refinancing costs	0	(14,915)
Equity in earnings of affiliates	293	386
Other income (expense), net	(1,537)	(878)

INCOME BEFORE INCOME TAXES	13,782	27,599
INCOME TAX PROVISION	4,889	10,391

NET INCOME	8,893	17,208

Weighted average common shares outstanding—basic	14,656	25,284
Basic income per share	$0.61	$0.68

Weighted average common shares outstanding—diluted	15,037	26,026
Diluted income per share	$0.59	$0.66

See notes to unaudited consolidated financial statements.

ACCURIDE CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(AMOUNTS IN THOUSANDS)

	Comprehensive Income	Common Stock	Additional Paid-In- Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficiency)
BALANCE AT JANUARY 31, 2005—As previously reported		$147	$51,939	$(735)	$(12,113)	$(83,810)	$(44,572)
Adjust to restate inventory for change from LIFO to FIFO (Note 3)						(1,209)	(1,209)

As adjusted		147	51,939	(735)	(12,113)	(85,019)	(45,781)
Net Income	$17,208					17,208	17,208
Issuance of common stock—acquisition of TTI		80	91,920				92,000
Net proceeds from sales of stock		110	89,452				89,562
Other comprehensive income:
Unrealized gain on foreign currency hedges (net of tax)	32				32		32
Minimum pension liability adjustment (net of tax)	109				109		109

Comprehensive income	$17,349

BALANCE AT JUNE 30, 2005		$337	$233,311	$(735)	$(11,972)	$(67,811)	$153,130

See notes to unaudited consolidated financial statements.

ACCURIDE CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2004 Restated (Note 3)	2005
	(In thousands)
Cash flows from operating activities:
Net income	$8,893	$17,208
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	13,772	18,875
Amortization—deferred financing costs	896	647
Amortization—other intangible assets		2,321
Amortization—write-off of deferred financing costs related to refinancing		3,369
Loss on asset disposition	38	104
Gain on early retirement of debt
Deferred income taxes	4,175	2,933
Equity in earnings of affiliates	(293)	(386)
Distribution from investment in affiliate		1,000
Changes in certain assets and liabilities (net of effects from purchase of TTI)
Receivables	(19,296)	(31,892)
Inventories and supplies	(2,212)	(11)
Prepaid expenses and other assets	(1,353)	3
Accounts payable	7,044	(11,580)
Accrued and other liabilities	(1,273)	1,590

Net cash provided by operating activities	10,391	4,241

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,858)	(8,126)
Capitalized interest	(427)

Net cash used in investing activities	(10,285)	(8,126)

Cash flows from financing activities:
Proceeds from issuance of long-term debt		825,000
Payments on long-term debt	(1,900)	(921,731)
Payment of deferred financing fees	(34)	(9,905)
Proceeds from sales of stock		89,562
Proceeds from stock subscriptions receivable	15

Net cash used in financing activities	(1,919)	(17,074)

Decrease in cash and cash equivalents	(1,813)	(20,959)
Cash and cash equivalents, beginning of period	42,692	71,843

Cash and cash equivalents, end of period	$40,879	$50,884

See notes to unaudited consolidated financial statements.

ACCURIDE CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND THE FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

Note 1—Summary of Significant Accounting Policies

        Basis of Presentation—The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, except that the unaudited consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, in the opinion of Accuride Corporation ("Accuride" or the "Company"), all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the consolidated financial statements have been included.

        The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto disclosed in Accuride's Annual Report on Form 10-K for the year ended December 31, 2004.

        Management's Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Derivative Financial Instruments—The Company uses derivative financial instruments as part of its overall risk management strategy as further described under Item 7A of the 2004 Annual Report on Form 10-K. The derivative instruments used by the Company from time to time include interest rate, foreign exchange, and commodity price instruments. All derivative instruments designated as hedges are recognized on the balance sheet at their estimated fair value.

        Interest Rate Instruments—The Company uses interest rate swap agreements as a means of fixing the interest rate on portions of the Company's floating-rate debt. The interest rate swaps entered into in the first quarter of 2005 are not designated as a hedge for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with both unrealized and realized gains or losses reflected in current period earnings as a component of interest. The total notional amount of outstanding interest rate swaps at June 30, 2005 was $250 million, maturing in March of 2006, 2007, and 2008. Included in interest expense for the six months ended June 30, 2005 are realized losses of $0.4 million and unrealized losses of $1.1 million. There were no interest rate swaps in 2004.

        Foreign Exchange Instruments—The Company uses foreign currency forward contracts to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars and is following the guidance under Derivative Implementation Group ("DIG") item G20 to account for these contracts. As these contracts have been designated as cash flow hedges, unrealized gains or losses will be deferred in Other Comprehensive Income (See Note 9) with only realized gains or losses reflected in current period earnings as Cost of Goods Sold. To the extent that any of these contracts are not completely effective in offsetting the change in the value of the anticipated transactions being hedged, any changes in fair value relating to the ineffective portion of these contracts will be immediately recognized in Cost of Goods Sold. At June 30, 2005, Accuride had open foreign exchange forward contracts of $25.1 million.

        Earnings Per Common Share—Basic and diluted earnings per common share were computed as follows:

	For the Six Months Ended June 30,
	2004	2005
	(in thousands, except for per share amounts)
	(Restated)
Numerator:
Net income	$8,893	$17,208
Denominator:
Basic earnings per common share—weighted average shares outstanding	14,656	25,284
Effect of dilutive stock options	713	742
Dilutive earnings per common share—weighted average shares outstanding	15,037	26,026
Basic earnings per common share	$0.61	$0.68
Diluted earnings per common share	$0.59	$0.66

        All outstanding options were included in the calculation of diluted earnings per share for both periods. The 11.0 million shares issued in connection with the Company's initial public stock offering have been excluded from the 2004 calculation of basic and diluted earnings per share.

        Stock Based Compensation—On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure. This statement amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense has been recognized by the Company in connection with the option grants. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, the effect on the Company's net income would have been the following:

	For the Six Months Ended June 30,
	2004	2005
	(Dollars in thousands, except per share amounts)
	(Restated)
Net income as reported	$8,893	$17,208
Deduct:
Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(43)	(92)

Pro forma net income	$8,850	$17,116

Earnings per share-as reported:
Basic	$0.61	$0.68
Diluted	$0.59	$0.66
Earnings per share-pro forma:
Basic	$0.60	$0.68
Diluted	$0.58	$0.66

        The fair value of the 926,930 options granted in April 2005 was $7.56 each. The fair value of the option grants is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, risk-free interest rate of 4.41%, expected volatilities of 39% and expected lives of 4 years.

Recent Accounting Pronouncements

        FAS123(R)—In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)". SFAS 123(R) is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related implementation guidance. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award.

        On April 14, 2005, the Securities and Exchange Commission (the "SEC") announced that the effective date of SFAS 123(R) will be delayed from June 15, 2005 until January 1, 2006, for calendar year companies. Accuride currently expects to adopt SFAS 123(R) effective January 1, 2006. Management is still evaluating the full effect of this new accounting standard on the consolidated financial statements.

        Interpretation No. 47—In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." The Interpretation clarifies that the term "conditional asset retirement obligations" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation states that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143 and therefore should be recognized if their value can be reasonably estimated. Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of Interpretation No. 47 is not expected to have a significant impact on our results of operations or financial position.

        FAS133 Implementation Issue No. B39—In June 2005, the FASB issued Statement 133 Implementation Issue No. B39, "Embedded Derivatives." The interpretation clarifies that paragraph 13 does not apply to an embedded call option (including a prepayment option) in a hybrid instrument if the right to accelerate the settlement can only be exercised by the debtor. We have adopted this application and it has no impact on our results of operations or financial position.

Note 2—Acquisition

        On January 31, 2005, the Company completed its acquisition of Transportation Technologies Industries, Inc. (TTI). Accuride Corporation issued 7,964,238 shares of common stock in exchange for the assets of TTI. The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations", and accordingly, the operating results of TTI have been included with those of the Company subsequent to January 31, 2005.

        The following table summarizes the preliminary allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The preliminary allocation of purchase price are preliminary pending the resolution of certain employee matters and finalization of transaction costs:

Current assets	$161,512
Property, plant and equipment	113,151
Goodwill	265,352
Intangible assets	143,770
Other	16

Total assets acquired	683,801

Current liabilities	447,232
Debt	3,100
Other long-term liabilities	126,969

Net assets acquired	$106,500

        The TTI merger was valued based on appraisal information and other studies of the net assets acquired because we considered the fair value of the net assets acquired to be a more reliable measure of the fair value of TTI than the fair value of the shares issued to TTI stockholders on January 31, 2005.

        The purchase price allocation for intangible assets includes $33,540 of technology which will be amortized over 10 to 15 years, $71,500 of customer relationships which will be amortized over 15 to 30 years, $265,352 of goodwill, not deductible for income tax purposes, $38,080 of trade names that are not subject to amortization, and $650 of backlog. Current liabilities assumed include debt of $352,356. The Company incurred approximately $14,500 in transaction costs associated with the merger.

        In connection with the merger, the Company refinanced substantially all its debt (See Note 7).

        The following unaudited pro forma information presents results as if the acquisition had occurred at the beginning of the respective periods and includes the interest savings resulting from the issuance of new debt:

	For the Six Months Ended June 30,
	2004	2005
Pro forma sales	$511,600	$669,761
Pro forma net income	14,737	19,271
Earnings per share:
Weighted average shares outstanding—basic	22,621	26,612
Pro forma net income—basic	$0.65	$0.72
Weighted average shares outstanding—diluted	22,334	23,334 27,354
Pro forma net income—diluted	$0.63	$0.70

        The unaudited pro forma information presented above for the six months ended June 30, 2004 and 2005 has been provided for comparative purposes only and does not purport to reflect the actual results that would have been reported had the TTI acquisition been consummated at the beginning of each of the periods presented. This pro forma information does not include interest expense adjustments for the reduction of debt due to the April 2005 sale of common stock. Additionally, such pro forma financial information does not purport to represent results that may occur in the future.

Note 3—Inventories

        Inventories are stated at the lower of cost or market. Prior to January 1, 2005, substantially all of the Company's business units were on LIFO. Effective January 1, 2005, coincident with the acquisition of TTI, the Company changed its inventory costing method from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method for the Company's business units that were on LIFO. Management of the Company believes that the FIFO method is preferable to LIFO because (i) FIFO inventory values presented in the Company's balance sheet will more closely approximate the current value of inventory, (ii) costs of sales are still appropriately charged in the period of the related sales, (iii) FIFO inventory values better represent the underlying commercial practice of selling the oldest product first, and (iv) the change to FIFO method at the affected business units results in the Company using a uniform method of inventory valuation globally which will improve comparability of operating results among these units. Prior to January 31, 2005, only one of TTI's business units was on LIFO. Accuride conformed this business unit to the Company's accounting policies and all of TTI's business units are now on FIFO.

        The effect of the change in accounting method was to increase net income for six months ended June 30, 2005 by $4.0 million ($0.15 per diluted share). In accordance with generally accepted accounting principles, the change has been applied by restating the prior years consolidated financial statements. The effect of this restatement was to decrease inventories at December 31, 2004 by $1,900, increase deferred income tax asset by $691, increase the accumulated deficit as of December 31, 2004 by $1,209, and decrease net income for six months ended June 30, 2004 by $652.

        The components of inventory on a FIFO basis are as follows:

	December 31, 2004	June 30, 2005
	(Restated)
Raw Materials	$12,590	$34,650
Work in Process	16,890	35,203
Finished Manufactured Goods	15,963	36,493

Inventories, net	$45,443	$106,346

        The Company reviews inventory on hand and writes down excess and obsolete inventory based on its assessment of future demand and historical experience.

Note 4—Stock Split

        In April 2005 the Company effected a 591-for-one stock split and increased the authorized common stock to 38,805,000 shares. The effect of this stock split was to transfer $147, representing the par value of additional shares issued from additional paid-in capital to common stock. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split.

Note 5—Initial Public Offering

        On April 26, 2005, the Company completed an initial public offering of its common stock and Accuride Corporation's common stock commenced trading on the New York Stock Exchange. Net proceeds from the initial public offering were $89.6 million. The proceeds were used to repay a portion of the Term B Loan facility.

        In connection with the initial public offering, the Company granted stock options to key management personnel and directors to acquire 926,930 shares of common stock. The exercise price of the stock options is equal to the offering price to the public of $9.00 per share of common stock.

Note 6—Intangible Assets and Excess of Purchase Price Over Net Assets Acquired, Net

        SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" have been applied to the TTI transaction (See Note 2). Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. Additionally, goodwill and indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise.

        The following presents a summary of goodwill and other intangible assets as of June 30, 2005:

	Gross Amount	Accumulated Amortization	Carrying Amount
Goodwill	$388,549		$388,549

Other Intangible Assets:
Backlog	650	350	300
Trade Names	38,080		38,080
Technology	33,540	954	32,586
Customer Relationships	71,500	1,019	70,481

	$143,770	$2,323	$141,447

        The Company estimates that aggregate amortization expense for each of the five succeeding fiscal years will be approximately $5,000.

        The following presents the changes in the carrying amount of goodwill for the period ended June 30, 2005:

Balance at December 31, 2004	$123,197
Addition arising from acquisition—See Note 2	265,352

Balance at June 30, 2005	$388,549

Note 7—Debt

        Long-term debt at December 31, 2004 and June 30, 2005 consists of the following:

	2004	2005
Revolving Credit Facility	$25,000	$25,000
Term C Facility	95,000
Term B Facility	179,100	444,625
Industrial Revenue Bond		3,100
Senior subordinated notes		275,000
Senior subordinated notes—net of $320 unamortized discount	189,580

	488,680	747,725
Less current maturities	1,900

Total	$486,780	$747,725

        Bank Borrowing.    In connection with the TTI merger, we entered into a Fourth Amended and Restated Credit Agreement consisting of (1) a new term credit facility (the Term B Loan Facility) in an aggregate principal amount of $550.0 million that will mature on January 31, 2012 and (2) a revolving credit facility (the "New Revolver") in an aggregate principal amount of $125.0 million (comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility) that will terminate on January 31, 2010. As of June 30, 2005, $445 million was outstanding under the Term B Loan Facility and $25 million was outstanding under the New Revolver. The Term B Loan Facility requires quarterly amortization payments of $1.4 million that commenced on March 31, 2005, with the balance paid on the maturity date. On March 31, 2005, we prepaid $11.0 million of the Term B Loan Facility without penalty along with the regularly scheduled payment of $1.4 million. On April 26, 2005, we completed an initial public offering of our common stock. Net proceeds from the initial public offering were approximately $89.6 million. The proceeds from the initial public offering were used to repay a portion of the Term Loan B facility under our term credit facility. This prepayment was not subject to a prepayment penalty.

        The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of us or Accuride Canada Inc., as applicable, a base rate or eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). The obligations under our new senior credit facilities are guaranteed by all of our domestic subsidiaries. The loans under the credit facilities are secured by, among other things, a lien on substantially all of our U.S. properties and assets and of our domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all of the properties and assets of Accuride Canada Inc.

        The Company incurred a loss on early extinguishment of debt totaling $5,072. The loss includes cash fees of $2,928 associated with the transaction and the non-cash write-off of unamortized deferred financing costs of $1,824 and unamortized bond discount of $320.

        Senior Subordinated Notes.    In connection with the TTI merger, we issued $275.0 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest if any, to the date of redemption. On or after February 1, 2010, the senior subordinated notes are redeemable at certain specified prices. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The new senior subordinated notes are general unsecured obligations (1) subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities; (2) equal in right of payment with any of our and the guarantors' existing and future senior subordinated indebtedness;

(3) senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness and (4) structurally subordinated to all obligations of our subsidiaries that do not guarantee the outstanding notes. On June 15, 2005, the Company completed an exchange offer of these senior subordinated notes for substantially identical notes registered under the Securities Act of 1933, as amended. As of June 30, 2005, the aggregate principal amount of Notes outstanding was $275.0 million.

        In connection with the refinancing of the bank borrowing and issuance of senior subordinated notes, the Company incurred total costs of $14,915. These costs include cash fees of $13,690 associated with these transactions, and the non-cash write-off of unamortized debt issuance costs of $1,225.

Note 8—Supplemental Cash Flow Disclosure

        During the six months ended June 30, 2004 and 2005, Accuride paid $18,856 and $23,956 for interest. During these same time periods, Accuride paid $2,031 and $1,717 for income taxes, respectively. The purchase of TTI on January 31, 2005 was a stock-for-stock, non-cash transaction (See Note 2 for discussion of acquisition).

Note 9—Comprehensive income is summarized as follows:

	For the Six Months Ended June 30,
	2004	2005
	(Restated) (Note 3)
Net income	$8,893	$17,208
Other comprehensive income (loss) (net of tax)
Unrealized gain (loss) on foreign currency hedges	928	32
Minimum pension liability adjustment	238	109

Total comprehensive income	$10,059	$17,349

        Included in other comprehensive income (loss) for the six months ended June 30, 2004 and 2005, respectively, is $928 and $32 (net of tax) of unrealized gains and (losses) on derivatives that have been designated as cash flow hedges in accordance with SFAS 133, as further described in Note 1. Also included in other comprehensive income for the six months ended June 30, 2005 is $109 (net of tax) of minimum pension liability adjustments related to fluctuations of the Canadian dollar and translation of our Canadian pension plans.

Note 10—Pension and Other Postretirement Benefit Plans

        Components of Net Periodic Benefit Cost for the three and six months ended June 30:

	Pension Benefits		Other Benefits
	Six Months Ended June 30,
	2004	2005	2004	2005
Service cost-benefits earned during the year	$1,340	$2,228	$444	$995
Interest cost on projected benefit obligation	2,096	4,725	724	2,280
Expected return on plan assets	(2,834)	(6,106)	0	0
Prior service cost and other amortization (net)	808	1,251	(22)	92

Net amount charged to income	$1,410	$2,098	$1,146	$3,367

        Employer Contributions—As of June 30, 2005, $3,743 has been contributed to the Company's sponsored pension plans. The Company presently anticipates contributing an additional $4,554 to fund its pension plans in 2005 for a total of $8,297.

Note 11—Guarantor and Non-guarantor Financial Statements

        The Company's 8 1/2% Senior Subordinated Notes due 2015 are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of the Company's wholly-owned domestic subsidiaries ("Subsidiary Guarantors"). The non-guarantor subsidiaries are the Company's foreign subsidiaries. The following condensed financial information illustrates the composition of the combined Subsidiary Guarantors:

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(AMOUNTS IN THOUSANDS)

	December 31, 2004 Restated (Note 3)
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current Assets	$133,205	$65,479	$(776)	$197,908
Property, plant, and equipment, net	96,725	108,644		205,369
Other non-current assets	285,958	40,246	(166,184)	160,020

TOTAL	$515,888	$214,369	$(166,960)	$563,297

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities	$56,959	$35,162		92,121
Long term debt, net	461,780	25,000		486,780
Deferred income taxes	(16,305)	16,305
Other non-current liabilities	21,682	8,495		30,177
Stockholders' equity (deficiency)	(8,228)	129,407	$(166,960)	(45,781)

TOTAL	$515,888	$214,369	$(166,960)	$563,297

	June 30, 2005
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current Assets	$310,908	$59,291	$(3,450)	366,749
Property, plant, and equipment, net	203,745	104,136		307,881
Other non-current assets	681,541	39,415	(165,266)	555,690

TOTAL	$1,196,194	$202,842	$(168,716)	$1,230,320

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities	$158,337	$34,860	$(2,314)	$190,883
Long term debt, net	722,725	25,000		747,725
Deferred income taxes	17,819	17,103		34,922
Other non-current liabilities	94,914	8,746		103,660
Stockholders' equity (deficiency)	202,399	117,133	(166,402)	153,130

TOTAL	$1,196,194	$202,842	$(168,716)	$1,230,320

	Six Months Ended June 30, 2004 Restated (Note 3)
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
Net Sales	$265,293	$111,517	$(135,778)	$232,032
Cost of Goods Sold	216,814	104,871	(135,689)	185,996

Gross Profit	39,479	6,646	(89)	46,036
Operating Expenses	12,434	355		12,789

Income (loss) from operations	27,045	6,291	(89)	33,247
Other income (expense):
Income expense, net	(16,614)	(1,607)		(18,221)
Equity in earnings of affiliates	293			293
Other income (expense), net	(1,915)	378		(1,537)

Income (loss) before income taxes	8,809	5,062	(89)	13,782
Income tax provision	3,652	1,237		4,889

Net income (loss)	$5,157	$3,825	$(89)	$8,893

	Six Months Ended June 30, 2005
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
Net Sales	$689,257	$166,865	$(240,691)	$615,431
Cost of Goods Sold	595,218	149,568	(240,331)	504,455

Gross Profit	94,039	17,297	(360)	110,976
Operating Expenses	33,779	420		34,199

Income (loss) from operations	60,260	16,877	(360)	76,777
Other income (expense):
Income expense, net	(45,412)	(2,356)	(918)	(48,686)
Equity in earnings of affiliates	386			386
Other income (expense), net	(893)	15		(878)

Income (loss) before income taxes	14,341	14,536	(1,278)	27,599
Income tax provision	5,919	4,472		10,391

Net income (loss)	$8,422	$10,064	$(1,278)	$17,208

	Six Months Ended June 30, 2004 Restated (Note 3)
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used by) operating activities	$2,369	$8,022		$10,391
Net cash provided by (used by) investing activities	(5,621)	(4,664)		(10,285)
Net cash provided by (used by) financing activities	(2,135)	216		(1,919)

Increase (decrease) in cash and cash equivalents	(5,387)	3,574		(1,813)
Cash and cash equivalents, beginning of period	26,528	16,164		42,692

Cash and cash equivalents, end of period	$21,141	$19,738		$40,879

	Six Months Ended June 30, 2005
	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used by) operating activities	$18,037	$(13,796)		$4,241
Net cash provided by (used by) investing activities	(6,797)	(1,329)		(8,126)
Net cash provided by (used by) financing activities	(17,024)	(50)		(17,074)

Increase (decrease) in cash and cash equivalents	(5,784)	(15,175)		(20,959)
Cash and cash equivalents, beginning of period	44,003	27,840		71,843

Cash and cash equivalents, end of period	$38,219	$12,665		$50,884

Note 12—Contingencies

        From time to time, the Company is involved in various legal proceedings of a character normally incident to its business. Management does not believe that the outcome of these proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state laws in connection with the contamination of these sites.

Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of June 30, 2005, the Company had an environmental reserve of approximately $2.8 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007.

        In addition, pursuant to the Recapitalization of the Company on January 21, 1998, the Company was indemnified by Phelps Dodge Corporation with respect to certain environmental liabilities at its Henderson and London facilities, subject to certain limitations. At the Erie, Pennsylvania facility, we have obtained an environmental insurance policy to provide coverage with respect to certain environmental liabilities. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of operations.

Note 13—Subsequent Events

        On August 4, 2005, the Company paid down $20 million of its new revolving loan facility.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportation Technologies Industries, Inc.:

        We have audited the accompanying consolidated balance sheets of Transportation Technologies Industries, Inc. and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, of cash flows, and of shareholders' equity and other comprehensive loss for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportation Technologies Industries, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain identifiable intangible assets in 2002.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 15, 2005

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(dollars in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,150	$—
Accounts receivable, net of allowance for doubtful accounts of $903 and $767, respectively	72,948	50,884
Inventories, net	54,458	44,314
Deferred income tax assets	7,398	6,692
Deferred financing costs	6,890	—
Other current assets	6,762	9,111
Total current assets	149,606	111,001
PROPERTY, PLANT AND EQUIPMENT, NET	84,467	87,414
Deferred financing costs and other, net	2,000	11,002
Goodwill	199,079	199,079
Intangible assets, net	41,695	42,248
TOTAL	$476,847	$450,744
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$67,198	$40,124
Accrued payroll and employee benefits	11,764	12,022
Accrued interest payable	6,767	6,921
Accrued and other liabilities	26,007	18,946
Current maturites of long-term debt	322,138	19,473
Total current liabilities	433,874	97,486
LONG-TERM DEBT, less current portion	3,100	289,656
PENSION AND OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	27,203	25,490
DEFERRED INCOME TAX LIABILITIES	7,628	11,304
OTHER LIABILITIES	3,042	7,039

	474,847	430,975

SHAREHOLDERS' EQUITY:
Preferred stock, 400,000 shares authorized—all series Senior Series E preferred stock, par $0.01—25% cumulative; 41,475 outstanding as of December 31, 2003 and 2004, respectively	1	1
Series A junior preferred stock, par $0.01—14.5% cumulative; 119,752 and 138,018 issued and outstanding as of December 31, 2003 and 2004, respectively	1	1
Series C and Series D junior preferred stock, both par $0.01—14,000 and 42,000 issued and outstanding as of December 31, 2003 and 2004, respectively	—	—
Common stock, par $0.01—20,000,000 shares, authorized and 1,860,464 issued and outstanding shares as of December 31, 2003 and 2004, respectively	19	19
Paid in capital	217,025	185,950
Accumulated deficit	(199,457)	(153,477)
Accumulated other comprehensive loss	(15,589)	(12,725)

Total shareholders' equity	2,000	19,769

TOTAL	$476,847	$450,744

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2004	2003	2002
	(dollars in thousands, except per share data)
NET SALES	$588,340	$440,009	$411,598
COST OF GOODS SOLD	512,624	368,931	340,103

GROSS PROFIT	75,716	71,078	71,495
OPERATING EXPENSES:
Selling, general and administrative	39,744	38,896	36,673
Loss (gain) on disposition of property, plant and equipment	2,203	(2,600)	—
Severance expense for former CEO	3,460	—	—
Aborted initial public offering expenses	2,908	—	—
Reduction of estimated environmental remediation liability	—	(6,636)	—
Merger Costs	952	—	—

INCOME FROM OPERATIONS	26,449	41,418	34,822
OTHER INCOME (EXPENSE):
Gain on sale of rail asset	—	10,000	—
Interest income	—	496	92
Interest expense	(31,928)	(40,362)	(42,306)
Debt extinguishment costs	(10,655)	(1,803)	—

INCOME (LOSS) BEFORE INCOME TAXES	(16,134)	9,749	(7,392)
INCOME TAX EXPENSE (BENEFIT)	(1,229)	6,248	(1,679)

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(14,905)	3,501	(5,713)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE—NET OF INCOME TAXES	—	—	(3,794)

NET INCOME (LOSS)	(14,905)	3,501	(9,507)
PREFERRED STOCK DIVIDENDS	31,075	17,769	15,267

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(45,980)	$(14,268)	$(24,774)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	2,674,418	2,605,352	2,279,643

NET LOSS PER COMMON SHARE BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$(17.19)	$(5.48)	$(9.20)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE PER COMMON SHARE	—	—	(1.66)

NET LOSS PER COMMON SHARE	$(17.19)	$(5.48)	$(10.86)

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(14,905)	$3,501	$(9,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,681	15,546	15,518
Amortization-deferred financing costs	2,075	4,114	3,541
Debt extinguishment costs	10,655	1,803	—
Subordinated Note interest paid in kind	—	11,860	10,714
Cumulative change in accounting—net	—	—	3,794
Net loss (gain) on fixed asset dispositions	2,203	(2,600)
Gain on sale of rail assets	—	(10,000)	—
Reduction in estimated environmental remediation liability	—	(6,636)	—
Deferred income taxes	(2,552)	9,694	(837)
Changes in certain assets and liabilities:
Accounts receivable	(22,064)	(15,623)	(302)
Inventories	(10,144)	(9,228)	(3,339)
Accounts payable	27,074	12,038	2,290
Other assets and liabilities	(1,339)	(6,623)	1,322

Net cash provided by operating activities	4,684	7,846	23,194

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,075)	(15,044)	(10,242)
Proceeds from the sale of property, plant and equipment	—	6,651	—

Net cash used in investing activities	(9,075)	(8,393)	(10,242)

Cash flows from financing activities:
Net (repayments) borrowings under revolving credit facility	(4,000)	12,000	—
Proceeds from issuance of long-term debt	215,000	—	—
Repayment of long-term debt	(197,389)	(23,939)	(13,984)
Deferred financing fees	(8,070)	(2,599)	(1,162)
Proceeds from issuance of Senior Preferred Stock	—	1,000)	—

Net cash provided by (used in) financing activities	5,541	(13,538)	(15,146)

Net change in cash and cash equivalents	1,150	(14,085)	(2,194)
Cash and cash equivalents, beginning of period	—	14,085	16,279

Cash and cash equivalents, end of period	$1,150	$—	$14,085

Supplemental Disclosures:
Cash paid for:
Interest	$26,174	$24,229	$27,414
Income taxes	3,009	838	231
Non-cash financing activities:
Issuance of senior preferred stock	—	40,475	—
Extinguishment of senior subordinated notes	—	(39,140)	—
Exchange of senior subordinated notes	(100,000)	—	—

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS

	Series A		Series C		Series D		Series E		Total
	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Amount
	(in thousands)
BALANCE—January 1, 2002	90,024	$1		$—	—	$—	—	$—	$1
Shares released from Rabbi Trust
Preferred stock in-kind dividends	13,782
Preferred stock accretion
Net loss
Change in unrealized loss on cash flow hedge—net of tax of $1,179
Minimum pension liability increase—net of tax of $6,525
Total comprehensive loss
BALANCE—December 31, 2002	103,806	1	—		—		—	—	1
Preferred Stock in-kind dividends	15,946
Preferred stock accretion
Net income
Change in unrealized loss on cash flow hedge—net of tax of $353
Minimum pension liability increase—net of tax of $795
Senior preferred stock issuance			14,000		42,000		41,475	1
Total comprehensive loss
BALANCE—December 31, 2003	119,752	1	14,000		42,000		41,475	1	2
Preferred stock in-kind Dividends	18,266
Preferred stock accretion
Net income
Minimum pension liability increase—net of tax of $1,830
BALANCE—December 31, 2004	138,018	$1	14,000	$—	42,000		41,475	$1	$2

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Other	Total
	(in thousands)
BALANCE—January 1, 2002	1,860	$19	$113,095	$(114,435)		$(6,146)	$(2,105)	$(9,571)
Shares released from Rabbi Trust							2,105	2,105
Preferred stock in-kind dividends			13,864	(13,864)
Preferred stock accretion			1,403	(1,403)				—
Net loss				(9,507)				(9,507)
Change in unrealized loss on cash flow hedge—net of tax of $1,179					$1,814	1,814		1,814
Minimum pension liability increase—net of tax of $6,525			—	—	(10,216)	(10,216)	—	(10,216)
Total comprehensive loss					$(8,402)
BALANCE—December 31, 2002	1,860	19	128,362	(139,209)		(14,548)		(25,375)
Preferred Stock in-kind dividends			16,332	(16,332)				—
Preferred stock accretion			1,437	(1,437)				—
Net income				3,501				3,501
Change in unrealized loss on cash flow hedge—net of tax of $353					$529	529		529
Minimum pension liability decrease—net of tax of $795					1,294	1,294		1,294
Senior preferred stock issuance			39,819	—		—		39,820
Total comprehensive loss					$1,823
BALANCE—December 31, 2003	1,860	19	185,950	(153,477)		(12,725)	—	19,769
Preferred stock in-kind dividends			29,602	(29,602)				—
Preferred stock accretion			1,473	(1,473)		—		—
Net income				(14,905)				(14,905)
Minimum pension liability increase—net of tax of $1,830					$(2,864)	(2,864)		(2,864)
Total Comprehensive loss					$(2,864)
BALANCE—December 31, 2004	1,860	$19	$217,025	$(199,457)		$(15,589)	$—	$2,000

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Merger Agreement with Accuride Corporation

        On December 24, 2004, the Company entered into an agreement and plan of Merger with Accuride Corporation ("Accuride") pursuant to which the Company will become a wholly owned subsidiary of Accuride (the "Merger"). On January 31, 2005, the Merger was consummated and the current shareholders of the Company received 33.12% of the common stock of Accuride, with up to an additional 1,933.17 shares of the common stock of Accuride issuable to the Company's shareholders upon the achievement of certain performance goals, in exchange for the Company's Series E, A, C and D Preferred Stock. In connection with the Merger, the Company expensed approximately $1.0 million of professional expenses during the fourth quarter of 2004. See Note 9 for additional discussion regarding the TTI stock conversion.

2.    Description of Business

        Transportation Technologies Industries, Inc. and its subsidiaries (the "Company"), formed in October 1991, is a leading manufacturer of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. The Company's operations comprise one operating segment conducted by wholly owned subsidiaries located in North America.

3.    Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of Transportation Technologies Industries, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

        Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for inventory valuation, reserve for returns and allowances, valuation of goodwill and intangible assets having indefinite lives, pension and other post retirement benefits, depreciation and amortization.

        Cash and Cash Equivalents—The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

        Allowance for Doubtful Accounts—The Company calculates allowances for estimated losses resulting from the inability of customers to make required payments. The Company assesses the creditworthiness of its customers based on multiple sources of information and analyzes such factors as historical bad debt experience, publicly available information regarding customers and the inherent credit risk related to them, current economic trends and changes in customer payment terms or payment patterns. The Company's calculation is then reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses.

        Inventories—Inventories are stated at the lower of cost or market, the cost being determined principally by the first-in, first-out ("FIFO") method, with the exception of one operating unit where the cost of inventory is determined on the last-in, first-out method ("LIFO"). The Company regularly evaluates the composition and age of inventory to identify slow-moving, excess and obsolete inventories. The method of establishing the reserve is based on evaluating historical experience as well as estimates of future sales. The reserve is adjusted for any expected changes to ensure that the identified slow-moving, excess and obsolete inventories are stated at net realizable value. The provision for such amounts is reflected as a component of cost of sales. Had all inventories been determined on the FIFO method, inventories would have been higher than those reported at December 31, 2004 and 2003 by $5.5 million and $1.6 million, respectively.

        Long-lived Assets—Long-lived assets, including property, plant and equipment, and certain identifiable finite intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indications of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future net cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted and without interest charges) from an asset are estimated to be less than its carrying value. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to the estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        In September 2004, the Company entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recorded an impairment loss of $2.2 million in the quarter ending June 30, 2004 based upon the anticipated proceeds to be received from the buyer.

        Property, Plant and Equipment—Property, plant and equipment is recorded at cost and depreciated based on the following estimated useful lives: buildings—20 to 40 years; building improvements—10 to 40 years; and machinery and equipment—3 to 12 years. Depreciation is computed using the straight-line method. Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized.

        Goodwill and Other Intangibles—As of January 1, 2002, upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill and intangibles with an indefinite life are no longer amortized. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line method over 40 years, and intangibles with indefinite lives were amortized from 13 to 40 years. The Company's finite-lived acquired intangible assets are amortized on a straight-line method and include the following: patents, 8 years; and non-compete agreements, 4 years. See Note 6 "Goodwill and Other Intangibles."

        Deferred Financing Costs—Deferred financing costs of $8.1 million and $20.1 million at December 31, 2004 and 2003, respectively, relate to the issuance and subsequent amendments to the Company's Credit Facility, Subordinated Notes and Industrial Revenue Bond debt. Deferred financing costs are amortized using the effective interest rate method over the term of the related debt. During 2004, 2003 and 2002, the Company recorded amortization expense of $2.1 million, $3.4 million and $2.7 million as a component of interest expense.

        On January 31, 2005, in conjunction with the Merger, the Company paid in full the outstanding indebtedness of the Senior Credit Facility and the Senior Subordinated Notes. The deferred financing costs relating to this indebtedness are classified within the current assets as of December 31, 2004.

        Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        Environmental Reserves—The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's ongoing operations, the Company is also party to environmental remediation liability. It is the Company's policy to provide and accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers.

        Revenue Recognition—Revenue from product sales is recognized upon shipment whereupon title passes and the Company has no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a percentage of sales based upon management's best estimate of future returns and other claims considering the Company's historical experience. Allowances for estimated returns, discounts, customer rebate programs and pricing adjustments are recognized as a reduction of sales when the related sales are recorded. The allowance for these items is estimated based on various market data, historical trends and information from the Company's customers. Adjustments to the allowances are recorded quarterly based on current estimates available.

        Financial Instruments—All derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. The ineffective portion, if any, of a hedging derivative's change in fair value is immediately recognized in earnings.

        Concentration of Risk—The Company's principal business is the manufacturing and sale of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. Due to the nature of its operations, the Company is subject to significant concentration risks relating to business with four customers in 2004 and 2003. These customers accounted for 20%, 19%, 12% and 11%; and, 17%, 16%, 10% and 10% of accounts receivable at December 31, 2004 and 2003, respectively. The Company also has concentrations of labor subject to collective bargaining arrangements. The percentage of the Company's labor force covered by a collective bargaining agreement is 43% at December 31, 2004.

        Recently Issued Accounting Pronouncements—On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and

Hedging Activities. The statement amends and clarifies derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 was effective for us on a prospective basis for contracts entered into or modified and for hedging relationships designated for fiscal periods beginning after September 30, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all financial instruments in the first interim period beginning after September 15, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

        On December 24, 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. This statement had, and is expected to have, no effect on our consolidated financial statements.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement benefits—an amendment of FASB Statements No. 87, 88 and 106". The Company has adopted the disclosure only provisions of the revised statement for the year ending December 31, 2004.

        In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare part D. Financial Accounting Standards Board, or FASB, Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires presently-enacted changes in relevant laws to be considered in current period measurements of post-retirement benefit costs and the accumulated post-retirement benefit obligation. In May 2004, the FASB issued Staff Position No. 106-2, or FAS 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. FAS 106-2 was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on our financial position or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply Statement 123(R) as of the first interim period that begins after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes", to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

4.    Detail of Certain Assets and Liabilities

        The details of certain assets and liabilities as of December 31, follows:

	2004	2003
	(in thousands)
Inventory:
Raw materials	$26,475	$19,692
Work-in-progress	15,633	14,013
Finished goods	17,823	12,242
LIFO Adjustment	(5,473)	(1,633)

	$54,458	$44,314

Property, plant and equipment:
Land	$3,717	$3,717
Buildings and improvements	33,616	33,053
Machinery and equipment	154,908	145,055
Construction in progress	5,509	5,843

	197,750	187,668
Less accumulated depreciation	113,283	100,254

Property, plant and equipment—net	$84,467	$87,414

Other current liabilities:
Accrued workers' compensation	$5,409	$5,037
Current portion of post-retirement medical and pension benefit reserve	4,884	4,988
Other	15,714	8,921

Total other current liabilities	$26,007	$18,946

Other long-term liabilities:
Environmental reserves	$2,662	$2,850
Other	380	4,189

Total other long-term liabilities	$3,042	$7,039

5.    Valuation and Qualifying Accounts

        A summary of changes in valuation and qualifying accounts for the years ended December 31, follow:

	2004	2003
	(in thousands)
Allowance for doubtful accounts
Balance—beginning of year	$767	$1,058
Provision for doubtful accounts	546	442
Net write-offs	(410)	(733)

Balance—end of year	$903	$767

Reserve for excess and obsolete inventory
Balance—beginning of year	$576	$531
Provision	187	100
Net write-offs	(30)	(55)

Balance—end of year	$733	$576

Reserve for LIFO inventory valuation:
Balance—beginning of year	$1,633	$1,490
Provision	3,840	143

Balance—end of year	$5,473	$1,633

6.    Goodwill and Intangibles Assets

        Effective January 1, 2002, the Company adopted SFAS No. 142. This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach.

        As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge in 2002 of $6.2 million ($3.8 million net of tax), presented as a cumulative effect of accounting change. Upon its adoption of SFAS No. 142, the Company determined that it has five reporting units. The $6.2 million impairment recognized related to the Company's Imperial Group reporting unit due to the decline in its operational performance since its acquisition in 1999.

        The Company selected December 31 as its annual testing date. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. The Company estimates the fair values of the related operations using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate derived from the Company's market capitalization plus a suitable control premium at the date of evaluation. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. As a result of the Company's assessment as of December 31, 2004, no impairment was indicated and no impairment triggers have been identified.

        The Company has determined that certain of its trademarks and technology have indefinite lives. The Company's determination has been made in accordance with paragraph 11 of SFAS No. 142 based on its conclusion that at present there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of such assets. The amounts tied to trademarks are primarily attributable to the Company's Gunite and Brillion brand names. Each such name has been widely known and respected in its respective markets since the early 1900s, and the Company believes that they will continue to be widely known and respected indefinitely into the future. Gunite and Brillion products are two of the leading North American names in their respective product categories and the Company continues to expand the Gunite and Brillion product portfolios. The Company may continue to renew their legal status at minimal cost, and there are no contractual restrictions on use. Finally, the competitiveness of such companies in their respective markets has been, and the Company believes will continue to be, widely accepted with the Gunite and Brillion names representing such competitiveness. The technology with an indefinite life is primarily attributable to Gunite. The technology to manufacture Gunite's wheel-end products has proven to be a leading technology for between 10 to 20 years. Such technology is expected to continue to contribute cash flows to the Company's business for an indefinite period of time due to the related products' life cycles and market and competitive trends. Such technology presently has no legal, regulatory or contractual limitations on use, and is expected to continue to enable Gunite to retain a leading position in its market.

        The detail of intangible assets as of December 31 is as follows:

	2004		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Finite-lived intangible assets:
Patents	$5,878	$3,519	$5,878	$3,182
Non-compete agreements	2,550	2,550	2,550	2,476
Pension assets	1,241	—	1,383	—

Total finite-lived intangible assets	$9,669	$6,069	$9,811	$5,658

Indefinite-lived intangible assets:
Trademarks	$22,570	—	$22,570	—
Technologies	15,525	—	15,525	—

Total indefinite-lived intangible assets	$38,095	—	$38,095	—

        Amortization expense recognized in connection with the Company's finite-lived intangible assets was $0.4 million, $0.5 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company expects amortization expense to be approximately $0.3 million for each of the next four years.

7.    Debt

        Total debt as of December 31, consists of the following:

	2004	2003
	(in thousands)
Credit facility:
Revolving loans	$8,000	$12,000
Term loans	214,138	175,601
Senior subordinated notes—net discount of $— and $2,498	100,000	118,428
Industrial revenue bonds	3,100	3,100
Total debt	325,238	309,129
Less current maturities	322,138	19,473

Total long-term debt	$3,100	$289,656

        Credit Facility—On March 16, 2004, the Company entered into a new Senior Credit Facility consisting of a five-year $50.0 million first lien revolving credit facility, a five-year $115.0 million first lien term loan facility and a five- year $100.0 million second lien term loan facility. The first lien term loan facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being repaid in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The second lien term loan facility has no amortization until maturity. Subject to certain exceptions, the Company will be required to make mandatory repayments of and corresponding reductions under the first lien term loan facility (and after the first lien facilities have been repaid in full, the second lien term loan facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) proceeds of equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow. The new Senior Credit Facility (the "Credit Facility") also contains financial covenant requirements to maintain certain levels of interest and fixed charge coverage, debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined by the agreement, and to limit capital expenditures. As of December 31, 2004, the Company was in default of certain financial performance covenants under the Credit Facility agreement. The Company cured the default on January 31 2005, in conjunction with the Merger as the Company paid in full the outstanding indebtedness of the Senior Credit Facility and the Senior Subordinated Notes. Accordingly, the Senior Credit Facility and the Senior Subordinated Notes are classified as current maturities of long term debt as of December 31, 2004.

        Borrowings bear interest at a rate equal to, at the Company's option, the following: first lien revolver facility, LIBOR plus 3.00% or Prime Rate plus 2.00%, first lien term loan, LIBOR plus 3.75% or Prime Rate plus 2.75%, and second lien term loan, LIBOR plus 7.0% or Prime Rate plus 6.0%, with a LIBOR floor of 1.75%. The Company also pays the lenders a commitment fee equal to 0.50% per annum of the undrawn portion of each lender's commitment. The new Senior Credit Facility imposes certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, and merge or consolidate. All obligations under our new Senior Credit Facility are jointly and severally guaranteed by all of our direct and indirect domestic subsidiaries.

        As a result of entering into a new Senior Credit Facility, the requirement to pay 50% of interest due on the Senior Subordinated Notes in 2004 by issuing additional Senior Subordinated Notes was eliminated.

        The Company used $20.9 million of the proceeds from the new credit facility to repay Senior Subordinated Notes. The remaining Senior Subordinated Notes were amended to extend the maturity until September 30, 2009. The Company paid $7.0 million in financing costs and recorded a $5.6 million non-cash debt extinguishment in connection with the new Senior Credit Facility.

        Availability under the Revolving Facility at December 31, 2004, after consideration of $8.0 million drawn and $18.7 million in outstanding letters of credit, was $23.3 million.

        On January 31, 2005 the then outstanding balances of the Credit Facility were repaid in full in connection with the Merger.

        Senior Subordinated Notes—On May 21, 2004, the Company exchanged its outstanding $100.0 million aggregate principal amount of old 15.0% senior subordinated notes due September 30, 2009 for $100.0 million principal amount of new senior subordinated exchange notes ("New Notes"). The New Notes are due on March 31, 2010. The New Notes had an interest rate of 12.5% per annum through December 7, 2004. As a result of the Company not exchanging the New Notes for substantially equivalent notes that have been registered under the Securities Act by that date, the interest rate was increased to 13.0% from December 8, 2004 until the New Notes were defeased on January 31, 2005, in connection with the Merger.

        Such New Notes are guaranteed on an unsecured, senior subordinated basis by each of the Company's present and future restricted subsidiaries (excluding the Company's restricted subsidiaries that have neither assets nor shareholders' equity in excess of $1.0 million and all of the Company's foreign restricted subsidiaries). The New Notes are subordinated to all of the Company's senior debt and contain cross-default provisions. The New Notes are subject to optional redemption by the Company, in whole or in part, prior to maturity at the Company's option at a premium declining to par in 2008. Upon the occurrence of a change in control, the Company is required to offer to repurchase the new notes at a price equal to 101% of the principal amount thereof plus accrued interest. The Company will pay interest on the new notes in cash twice a year on each March 31 and September 30, provided that the Company may at its option pay up to one-half of the September 30, 2004 interest payment through the issuance of additional notes. The Company did not receive any proceeds as a result of the exchange. The Company paid $0.8 million in financing costs and recorded a $5.1 million non-cash debt extinguishment charge in connection with the New Notes.

        On December 19, 2003, the Company amended the terms of its Senior Subordinated Notes to permit the Company to issue $41.5 million of new Senior Preferred Stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. Concurrently, certain existing shareholders of the Company, including members of management, acquired $40.0 million in face value of the Senior Subordinated Notes. These Senior Subordinated Notes were extinguished on the same date in exchange for $40.0 million of newly issued Senior Preferred Stock (see Note 8). The exchange was valued at the estimated fair value of the Senior Preferred Stock. The loss on the extinguishment of $1.8 million was determined as the difference between the fair value of the Senior Preferred Stock and the carrying value of the exchanged Senior Subordinated Notes and related debt issuance costs.

        In 2003 and 2002, 50% of interest payments were mandatorily paid through the issuance of additional senior subordinated notes with the same terms. These amounts are included in the cash flow statement as Senior Subordinated Note Interest Paid-in-Kind. The Senior Subordinated Notes are

unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness.

        Prior to the exchange, the Senior Subordinated Notes were carried net of a discount ($6.0 million at inception) representing the value assigned to warrants to purchase the Company's common stock that were issued to the issuers of the Senior Subordinated Notes. Such discounts were being accreted to interest expense through the maturity date of the notes.

        Industrial Revenue Bonds—On April 1, 1999, the Company, through its wholly owned seating system subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (2.23% as of December 31, 2004) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under this provision, the Company would either refinance such bonds with additional borrowings under the Revolving Credit Facility or use available cash on hand.

        Debt maturities as of December 31, 2004, are as follows:

Year Ended	Revolving Loans Facility	Term Loans	Industrial Revenue Bonds	Senior Subordinated Notes	Total
	(in thousands)
2005	$8,000	$214,138	$—	$100,000	$322,138
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
Thereafter	—	—	3,100	—	3,100

	$8,000	$214,138	$3,100	$100,000	325,238
Less current maturities					(322,138)

Total					$3,100

8.    Derivative Financial Instruments

        The Company uses derivative financial instruments to manage interest rate risk. The Company does not enter into derivative financial instruments for trading purposes. The Company uses interest rate swap agreements and interest rate caps as a part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

        When entered into, these financial instruments are designated as hedges of underlying exposures. When a high correlation between the hedging instrument and the underlying exposure being hedged exists, fluctuations in the value of the instruments are offset by changes in the value of the underlying exposures. As the critical terms of the swaps are designed to match those of the underlying hedged debt, the change in fair value of the swaps is offset by changes in fair value recorded on the hedged debt and no hedge ineffectiveness was recorded in connection with the Company's derivative instruments.

        The estimated fair values of derivatives used to hedge or modify risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedging transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure from our use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates. At December 31, 2004, the Company has an interest rate cap on $59.0 million of senior credit facility at a fixed LIBOR rate of 3% which expires on March 16, 2005.

9.    Shareholders' Equity

        Common and Preferred Stock    The Company authorized 20,000,000 shares of common stock (voting) and 1,000,000 shares of Preferred Stock.

        On December 19, 2003, the Company issued $41.5 million of Series E Senior Preferred Stock ("Senior Preferred Stock") to affiliates of Trimaran Capital Partners and Albion Alliance, as well as to several members of management, with dividends that accrete at 25% per annum, in a private placement in exchange for the retirement of $40.0 million of Senior Subordinated Notes, the payment of $1.0 million in cash and $0.5 million of accrued interest due on the Senior Subordinated Notes retired. The Company paid $1.7 million in fees related to the issuance of the Preferred Stock that were recorded as an offset to Additional Paid-in Capital. In December 2003, no compensation expense was recorded with the issuance of the Senior Preferred Stock as it was determined that the enterprise value of the Company was less than the total debt and preferred equity.

        Upon issuance, there were 41,475 shares of Senior Preferred Stock, representing $41.5 million in aggregate liquidation preference. The Senior Preferred Stock ranks, as to dividends and liquidation, ahead of the Company's Series A, Series C and Series D Preferred Stock and the common stock, and is entitled to a liquidation preference of $1,000 per share. The Senior Preferred Stock is entitled to cumulative annual dividends, in the form of additional Senior Preferred Stock, that are payable semiannually in arrears at the rate of 25.0% per annum. The Senior Preferred Stock is redeemable by the Company at any time. The holders of the Senior Preferred Stock are entitled to a declining early redemption fee if the stock is redeemed prior to December 31, 2010.

        As of the date of the signing of the merger agreement, the Series E Preferred Stock had a liquidation value of $41.5 million plus $11.2 million of accrued dividends. The Series E Preferred Stock was also entitled to a redemption premium of $18.75%, making the total value owed to the Series E holders equal to $62.6 million, or $1,508.94 per Series E share. Upon consummation of the Merger, in accordance with the terms of the Merger, the per share amount was revised to $1,411.64 as a result of the Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the Merger, each Series E share was exchanged into 0.151 Accuride shares, or a total of 6,042.26 Accuride shares in total (after cash payment of $2.1 million to the non-accredited Company shareholders).

        The Series A Preferred Stock was issued to affiliates of Trimaran Capital Partners, Albion Alliance and Caravelle Investment Fund in March 2000 upon completion of the acquisition of the Company by its current stockholders. Upon issuance, there were 70,000 shares of Series A Junior Preferred Stock, representing $70.0 million in aggregate liquidation preference. Since that time, because dividends on the Series A Junior Preferred Stock have been paid in additional shares rather than in cash, an additional 59,307 shares of Series A Junior Preferred Stock have been issued. The Series A Junior Preferred Stock, which ranks in parity with the Series C Preferred Stock and senior to the Series D Preferred Stock and junior to the Senior Preferred Stock, is entitled to cumulative annual dividends that are payable quarterly in arrears at the rate of 14.5% per annum in the form of additional Series A Junior Preferred Stock until the March 15, 2005 payment, at which time the dividends become payable in cash and, if not paid in cash, they would be payable in additional Series A Junior Preferred Stock but at the rate of 16.5%, and after three consecutive quarters of non-payment in cash entitle the holders of the Series A Junior Preferred Stock to members on the Board of Directors equal to the lesser of two members or 20% of the Board. The Company has the option to redeem the Series A Preferred Stock at any time. If redeemed prior to March 9, 2010, the holders of the Series A Junior Preferred Stock are also entitled to a declining redemption fee.

        The Series C Preferred Stock was issued in December 2003 simultaneously with the issuance of the Series E Preferred Stock and Series D Preferred Stock and was issued to members of our management and certain other holders of the Company's common stock for the payment of $0.10 per share (or an aggregate of $140), and such members and holders agreed, as a condition to receiving the Series C Preferred Stock, to transfer an aggregate 80,233 shares of common stock to the holders of the Company's Series A Preferred Stock as consideration for their consenting to permit the Series C Preferred Stock to rank pari passu with the Series A Preferred Stock. There are 14,000 shares of Series C Preferred Stock issued, representing a maximum $16.5 million in liquidation preference. The Series D Preferred Stock was issued in December 2003 to the holders of the Company's Series A Preferred Stock and an institutional warrant holder simultaneously with the issuance of the Series E Preferred Stock and Series C Preferred Stock for the payment of $0.10 per share. There are 42,000 shares of Series D Preferred Stock issued, representing a maximum $49.5 million in liquidation preference. The Series C Preferred Stock and the Series D Preferred Stock are not entitled to dividends and are redeemable only in the event of certain significant equity sale or debt refinancing transactions.

        The Series A, C and D Preferred Stock were entitled to some percentage of the residual equity amount as of the date of the signing of the merger agreement, defined as the total common equity value of the Company, less the value attributable to the Company's existing common shares per the merger agreement. To determine the percentage of such equity amount to be paid to the Series C Preferred Stock, it is necessary to calculate a ratio of the following: the residual equity amount defined above, divided by the sum of the accreted value of the Company's Series A Preferred Stock as of the date of the signing of the merger agreement (plus a premium of 9.67%) and the maximum liquidation preference of the Series C Preferred Stock ($16.5 million). Such ratio is then multiplied by the maximum liquidation preference of the Series C Preferred Stock to determine the exchange value of such stock. Although the Series A Preferred Stock and Series C Preferred Stock rank pari passu with one another, the Series A Preferred Stock has a contractual liquidation preference of $70.0 million before any amounts may be paid on the Series C Preferred Stock. As a result, the ratio is zero if there is not at least $70.0 million of residual equity value as of the date of the offering. Once $70 million of value is achieved for the Series A holders, the Series C Preferred Stock is entitled to receive all of the incremental value until the value that would be evidenced by the exchange ratio calculated above. As of the date of the signing of the merger agreement, such exchange value was calculated to be $4.3 million for the Series C Preferred Stock, or $307.68 per Series C share. Upon consummation of the merger based on the terms of the Merger, the per share amount was revised to $287.84 as a result of the

Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the Merger, each Series C share was exchanged into 0.031 Accuride shares, or 422.45 Accuride shares in total (after cash payment of $0.1 million to the non-accredited Company shareholders).

        The exchange value of the Series A Preferred Stock is the lesser of the subtraction of the Series C Preferred Stock exchange value using the methodology described above from the residual equity amount calculated above and the sum of the accreted value of the Series A Preferred Stock as of the date of the offering plus a premium of 9.67%. As of the date of the signing of the merger agreement, such exchange value was calculated to be $70.0 million for the Series A Preferred Stock, or $505.80 per Series A share. Upon consummation of the merger, in accordance with the terms of the Merger, the per share amount was revised to $473.19 as a result of the Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the merger, each Series A share exchanged into 0.051 Accuride shares, or 7,008.83, Accuride shares in total.

        To determine the exchange value of the Series D Preferred Stock, it is necessary to subtract the Series A and C Preferred Stock exchange values calculated above from the residual equity amount calculated above. Such exchange value is then divided by the value per share of Accuride stock to determine the total number of shares for which the Series D Preferred Stock is exchangeable. Based on the terms of the Merger, there was no residual equity value available for the Series D Preferred Stock, and it is therefore cancelable in accordance with its terms. However, each share of Series D Preferred Stock received a nominal value of $0.10 per Series D Share, which was exchanged into 0.42 Accuride shares in total.

        Warrants and Options    As of December 31, 2004, certain of the Company's common and preferred shareholders held warrants to purchase 813,953 shares of common stock at $0.01 per share.

        In conjunction with the Company's going-private transaction in 2000, the Company entered into an agreement with its old senior subordinated noteholders that provided the holders warrants for up to 20% of the common equity if the Company was unable to repay the old senior subordinated notes by specified dates. These warrants for 348,837 shares of common stock at an exercise price of $0.01 per share were issued to the purchasers in the third quarter of 2000 through the first quarter of 2001. These warrants are exercisable for a period of ten years from the original issuance date. As disclosed in Note 9, the warrants were valued at $6.0 million. This value was based on $30.0 million of common equity value of the Company at the time of the going-private transaction.

        On February 28, 2001, certain of its common shareholders invested $10.0 million in the Company in exchange for 465,116 shares of common stock, warrants for 100,000 shares at a conversion price of $21.50 per share, and contingent warrants for an additional 465,116 shares at $0.01 per share. The warrants for 100,000 shares were exercisable immediately and for a period of nine years. The 465,116 contingent warrants became exercisable ratably at the end of each of the five fiscal quarters of the Company, beginning with the fiscal quarter ending September 30, 2002, as the leverage improvement requirements were not met by the Company. No value was attributed to the 465,116 contingent warrants because the common stock of the Company was deemed to have minimal value during the period over which these warrants were issued as the enterprise value of the Company was insufficient to provide value to the common equity holders. This determination was made because the enterprise value of the Company was less than the total debt and preferred equity, which had liquidation preference to the common stock of approximately $460.0 million. Therefore, no compensation expense was recorded related to these contingent warrants, as the warrants were deemed worthless.

        At the date of issuance, the fair market value of the 100,000 warrants was deemed to be less than the $21.50 per share exercise price as supported by the $21.50 per share of cash consideration paid for the common stock as part of that transaction.

        As of December 31, 2004, a key member of management held options to purchase 10,000 shares of the Company's common stock at a price equal to $10.75 per share.

        All warrants and options of the Company were deemed to have no value at the time of the Merger and were cancelled at that time.

        Common Equity    Based on the terms of the TTI merger, there was no residual equity value available for the common stock, however, the holders of TTI's common stock received $0.01 per share, which was exchanged into 1.98 Accuride shares in total as of January 31, 2005.

10.    Earnings Per Share

        Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Weighted average common shares of 2,674,418, 2,605,352 and 2,279,643 are used to calculate basic earnings (loss) per share as of December 31, 2004, 2003 and 2002, respectively. These weighted average common shares include weighted average common stock equivalents issuable for minimal cash consideration of 813,953, 744,877 and 419,178 as of December 31, 2004, 2003 and 2002, respectively. Diluted earnings (loss) per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Common stock equivalents for 110,000 shares with exercise prices ranging from $10.75 to $21.50 per share were outstanding at December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share. Common stock equivalents have been excluded from the calculation of diluted weighted average shares outstanding, as they would be antidilutive.

11.    Employee Benefit Plans

        Pension Benefits    Certain of the Company's subsidiaries have qualified defined benefit plans covering a majority of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

        Certain of the pension obligations of the Company's former freight car operations were retained by the Company. Benefits under such plans were frozen as of the sale date.

        Post-retirement Benefits    The Company provides health care benefits and life insurance for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

        The Company uses December 31 as the measurement date for determining pension plan assets and obligations. For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 decreasing gradually to an ultimate rate of 5% by the year 2008 and remains at that level thereafter.

        The Company does not offer any other significant post-retirement benefits. The following table sets forth the plans' funded status.

	2004		2003
	Pension	Post-retirement	Pension	Post-retirement
	(in thousands)
Change in benefit obligation:
Benefit obligations—beginning of year	$59,398	$36,716	$57,472	$29,804
Service cost	618	622	521	499
Interest cost	3,624	2,245	3,609	2,162
Plan amendment	—	215	37	—
Plan curtailment	—	—	—	—
Actuarial loss	5,505	9,952	1,312	6,528
Benefits paid	(3,330)	(3,141)	(3,553)	(2,277)

Benefit obligations—end of year	$65,815	$46,609	$59,398	$36,716

Change in plan assets:
Fair value of plan assets—beginning of year	$46,021	$—	$36,047	$—
Actual return on plan assets	4,143	—	7,036	—
Employer contribution	4,604	3,142	6,491	2,277
Benefits paid	(3,330)	(3,142)	(3,553)	(2,277)

Fair value of plan assets—end of year	$51,438	$—	$46,021	$—

Benefit obligations in excess of plan assets	$(14,377)	$(46,609)	$(13,376)	$(36,716)
Unrecognized net loss	25,570	33,065	20,876	24,484
Unrecognized prior service cost	1,241	(4,186)	1,383	(4,870)

Net amount recognized	$12,434	$(17,730)	$8,883	$(17,102)

Recognized in balance sheet:
Accrued benefit obligation	$(14,377)	$(17,730)	$(13,376)	$(17,102)
Intangible asset	1,241	—	1,383	—
Accumulated other comprehensive loss	25,570	—	20,876	—

Net amount recognized	$12,434	$(17,730)	$8,883	$(17,102)

Weighted-average assumptions:
Discount rate	5.75%	5.75%	6.25%	6.25%
Expected return on plan assets	8.50%	—	9.00%	—
Rate of compensation increase	N/A	N/A	N/A	N/A
Service cost	$618	$622	$521	$499
Interest cost	3,624	2,245	3,609	2,162
Expected return on plan assets	(4,250)	—	(4,202)	—
Amortization of unrecognized net loss	919	1,371	568	1,277
Prior service cost	142	(468)	141	(490)

Net periodic benefit cost	$1,053	$3,770	$637	$3,448

        The accumulated benefit obligation for all defined pension plans was $65.8 million and $59.4 million at December 31, 2004 and 2003, respectively.

	2004	2003
	(in thousands)
Projected benefit obligation	$65,815	$59,397
Accumulated benefit obligation	65,815	59,397
Fair value of plan assets	51,438	46,021

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	2004
	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(in thousands)
Effect on total of service and interest cost	$534	$(480)
Effect on post-retirement benefit obligation	6,042	(5,438)

        Plan Assets    The Company has appointed a non-affiliated third party professional investment advisor to manage the domestic pension plan assets. The plan's overall investment objective is to provide a long-term return that, along with Company contributions, is expected to meet future benefit payment requirements. A long-term horizon has been adopted in establishing investment policy such that the likelihood and duration of investment losses are carefully weighed against the long-term potential for appreciation of assets. The plan's investment policy requires investments to be diversified across individual securities, industries, market capitalization and valuation characteristics. In addition, various techniques are utilized to monitor, measure and manage risk.

        The Company's pension plan weighted average asset allocations by asset category, are as follows at December 31:

	2004	2003
Equity Securities	62%	57%
Debt Securities	38%	43%
Other	—	—
Total	100%	100%

        To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets used in 2004 and 9.0% in 2003.

        The Company expects to contribute $2.4 million to its pension plans and to pay $2.5 million in post-retirement benefits in 2005.

        Expected Future Benefit Payments    The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
	(in thousands)
2005	$3,615	$2,532
2006	3,613	2,491
2007	3,627	2,661
2008	3,610	2,796
2009	3,615	2,902
Years 2010–2014	18,615	15,737

        The Company does not believe the Merger will affect the expected benefits to be paid.

        Defined Contribution Plans    Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $2.6 million for the year ended December 31, 2004 and $2.5 million for each of the years ended December 31, 2003 and 2002.

12.    Income Taxes

        The income taxes provision (benefit) for the years ended December 31, consists of the following:

	2004	2003	2002
	(in thousands)
Current tax provision (benefit):
Federal	$(889)	$(4,138)	$(559)
State	2,212	692	(283)

Total current tax provision (benefit)	1,323	(3,446)	(842)
Deferred tax provision (benefit)	(2,552)	9,694	(837)

Income tax provision (benefit)	$(1,229)	$6,248	$(1,679)

        The income tax provision (benefit) for the years ended December 31, differs from the amounts computed by applying the federal statutory rate as follows:

	2004	2003	2002
Income taxes at federal statutory rate	(35.0)%	35.0%	(35.0)%
State income taxes—net of federal benefit	(3.3)	(2.4)	(5.6)
Gain on senior subordinated debt exchange	—	34.2	—
Other permanent items	0.7	1.1	—
Write-off of tax benefit from rabbi trust shares	—	—	14.0
Goodwill adjustment	4.3	—	—
Increase in federal and state tax reserves	1.2	—	—
Increase in valuation and other adjustments—net	24.5	(3.8)	3.9

Effective income tax rate	(7.6)%	64.1%	(22.7)%

        Components of deferred tax benefits (obligations) consist of the following at December 31:

	2004	2003
	(in thousands)
Tax credit carryforwards	$18,418	$13,938
Post-retirement medical and pension benefit reserves	12,280	10,374
Restructuring reserve	603	2,381
Environmental reserve	1,228	1,226
Vacation reserve	2,023	1,810
Accrued workers' compensation reserve	2,115	1,975
Other	5,407	3,900

Total Benefits	$42,074	$35,604

Property, plant and equipment	$(15,574)	$(15,773)
Trademarks and technologies	(15,661)	(15,702)
Inventories	(2,940)	(2,328)
Other	(4,929)	(2,913)

Total Obligations	$(39,104)	$(36,716)

Net deferred tax benefits (obligations)	$2,970	$(1,112)
Less valuation allowance	(3,200)	(3,500)

Total deferred taxes	$(230)	$(4,612)

        In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting purposes. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, is classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards, which exist at December 31, 2004, consist of certain federal and state tax net operating loss and credit carryforwards.

        The Company's federal and state income tax returns are subject to review by the relevant tax authorities. While the Company believes the positions it takes in its returns are reasonable and appropriate, it is likely that the tax authorities will challenge certain deductions and positions claimed in these returns. The Company has established reserves of $3.9 million and $3.7 million in 2004 and 2003, respectively, which it considers adequate to cover any asserted liability.

        As of December 31, 2004, the Company has net operating loss carryforwards of $41.9 million available to offset future taxable income, resulting in a deferred tax asset of $14.9 million. Additionally, the Company has approximately $52.3 million of state net operating losses ("NOLs") available to offset future taxable income, resulting in a deferred tax benefit of $3.5 million. However, due to the uncertainty of the Company's ability to utilize the state NOLs in the future, a valuation reserve of $3.2 million has been recorded against this deferred tax asset.

        IRC Section 382 imposes a limitation on the future utilization of NOLs if a greater than 50% ownership change occurs. Due to the Merger on January 31, 2005, an annual limitation will be imposed on the utilization of the NOLs based on the value of the Company at the date of the ownership change times the long-term tax-exempt rate at the time of the change. The federal NOLs are scheduled to expire in the tax years ending December 31, 2020 through December 31, 2023. The state NOLs are scheduled to expire in the tax years ending December 31, 2010 through December 31, 2023.

13.    Product Warranties

        The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

        Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date in other current liabilities reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded for the years ended December 31:

	December 31
	2004	2003	2002
	(in thousands)
Balance—beginning of year	$843	$917	$851
Provision for new warranties	1,126	1,131	1,296
Payments	(1,102)	(1,205)	(1,230)

Balance—end of year	$867	$843	$917

14.    Environmental Matters

        The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes. Such matters include certain situations in which the Company has been named or is believed to be a Potentially Responsible Party ("PRP") in the contamination of the sites (primarily nine off-site locations related to the Company's wheel-end and truck and industrial components operations). Additionally, environmental remediation may be required at certain of the Company's facilities at which soil and groundwater contamination has been identified.

        The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at many of the above-mentioned sites. As a result of a private party settlement of litigation with a prior owner of the Company's wheel end subsidiary, the Company will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from the wheel-end subsidiary's waste disposal prior to September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company has pursued indemnification claims but there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition that would not in any event be covered by indemnification by prior owners.

        As a result of on-going monitoring activities and progress with environmental regulatory bodies, the Company commissioned detailed studies of its environmental exposures during 2003. Based on the results of these studies, the Company decreased its estimated environmental remediation liabilities by $6.6 million, resulting in a $3.0 million reserve balance at December 31, 2003. As of December 31, 2004, the Company has a $2.8 million environmental reserve. The reserve is based on current cost estimates and does not reduce estimated expenditures to net present value.

        The Company currently anticipates spending approximately $0.2 million per year in 2005 through 2009 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. Based on all of the information presently available to it, the Company believes that its environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, the discovery of additional sites, the modification of existing laws or regulations or the imposition of joint and several liability under CERCLA could result in such a material adverse effect.

15.    Commitments and Contingencies

        The Company leases certain real property and equipment under long-term leases expiring at various dates through 2015. The leases generally contain specific renewal or purchase options at the then fair market value. Future minimum lease payments at December 31, 2004 are as follows:

Operating Leases
(in thousands)
2005	$4,655
2006	3,361
2007	2,838
2008	2,212
2009	1,424
Thereafter	5,553

Total minimum lease payments	$20,043

        While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments. Total rental expense for the year was $6.7 million.

        On October 30, 2003, the Company sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million and a mandatory prepayment of senior credit facility term loans of $5.3 million.

        The Company is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

16.    Operating Segment and Concentration of Sales

        The Company consists of five operating units that manufacture and sell a diversified product mix to the heavy- and medium-duty truck industry within North America. These operating units are aggregated into a single reporting segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. The Company believes this segmentation is appropriate based upon management's operating decisions and performance assessment.

        Major Customers    The Company's net sales in the aggregate to its four largest customers during 2004, 2003 and 2002 were 62.1%, 58.8% and 58.2% of total net sales in these periods, respectively. One customer accounted for 24.5%, 22.5% and 23.3% of total net sales in 2004, 2003 and 2002, respectively.

  Product Information—Net Sales

        Net sales for the Company's key products and brands are as follows for the years ended December 31:

	2004	2003	2002
	(in thousands)
Wheel-end components and assemblies	$261,607	$198,627	$172,948
Truck body and chassis parts	123,571	88,607	87,438
Industrial components and farm implements	97,203	80,900	73,627
Seating assemblies	61,705	43,877	43,649
Other truck components	44,254	27,998	33,936

Total	$588,340	$440,009	$411,598

17.    Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable, debt and interest rate swaps.

        The carrying amounts for cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term nature of these instruments. At December 31, 2004, the fair value of senior debt approximated $225.2 million. The fair market value of the senior subordinated notes approximated $102.0 million.

        The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the market expectation for future interest rates. The Company has entered into interest-rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps were designated as cash flow hedges of the Company's variable rate debt. During 2004, 2003, and 2002 no ineffectiveness was recognized in the statement of operations on these hedges.

18.    Aborted IPO Costs, CEO Severance and Merger Costs

        On August 11, 2004, the Company postponed its initial public offering of common stock. As of September 30, 2004, the Company had $2.9 million of capitalized costs. The 90 day postponement period as defined by the SEC in SAB Topic 5-A expired on November 9, 2004, consequently for purposes of recognition of the initial public offering expenses the Company considered the initial public offering aborted and in November 2004 expensed the $2.9 million of capitalized costs.

        On August 15, 2004, the Company's President, Andrew M. Weller, succeeded Thomas M. Begel as the Company's Chief Executive Officer. This event resulted in the termination of Mr. Begel's employment agreement and a related charge of $3.5 million, which was recorded in the third quarter of 2004

        In connection with the Merger, the Company expensed approximately $1.0 million during the fourth quarter of 2004.

19.    Gain on Sale of Rail Assets

        In 2001, the Company sold its minority equity interest in its former rail car operations ("Rail Assets") to certain of its common shareholders for $15.0 million. As a part of the sale of the Rail Assets, the purchasers obtained the unconditional right to sell up to two-thirds of such assets back to the Company through December 31, 2003, in exchange for up to 465,116 shares of common stock at $21.50 per share and up to 465,116 warrants to purchase common stock at $0.01 per share (the "Put Rights"). As a result of the contingent nature of the Rail Asset sale, the Company had deferred recognition of two-thirds of the related gain until the Put Rights expired in December 2003, resulting in recognition of the remaining $10 million gain during the year ended December 31, 2003.

20.    Quarterly Results of Operations (unaudited)

        Unaudited quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)
2004
Net sales	$134,780	$144,788	$155,742	$153,030
Gross profit	20,864	22,515	19,386	12,951
Net income available to common shareholders	(10,028)	(8,559)	(8,518)	(18,875)
Diluted earnings (loss) per share	$(3.75)	$(3.20)	$(3.18)	$(7.06)
2003
Net sales	$104,756	$112,550	$111,002	$111,701
Gross profit	16,969	18,997	18,027	17,085
Net income available to common shareholders	(6,040)	(4,789)	(5,636)	2,197
Diluted earnings (loss) per share	$(2.43)	$(1.86)	$(2.11)	$0.82
2002
Net sales	$99,389	$110,252	$109,698	$92,259
Gross profit	17,661	21,495	19,423	12,916
Net income available to common shareholders	(8,189)	(3,060)	(3,840)	(9,685)
Diluted earnings (loss) per share	$(3.71)	$(1.39)	$(1.67)	$(4.04)

21.    Related Party Transactions

        The Company is a party to a monitoring agreement with Transportation Investment Partners, L.L.C., Caravelle Advisors Investment Fund, L.L.C., Albion Mezzanine Fund, L.P. and Albion Mezzanine Fund II, L.P. (the "Monitors"), under which the Monitors have agreed to provide the Company with ongoing monitoring services in exchange for an annual aggregate monitoring fee of up to $1.25 million (the "original monitoring fee"). The Company has also agreed to pay the Monitors annual aggregate director and observer fees of up to $0.3 million in consideration for the Monitors (and certain of their affiliates) providing their nominee and/or observers to our board of directors and have further agreed to pay Trimaran Fund Management, L.L.C. and Albion Alliance, LLC an additional aggregate annual monitoring fee of $0.3 million (the "additional monitoring fee"). As of December 31, 2004, there were no accrued but unpaid fees owed under the monitoring agreement. As a result of the merger, the monitoring agreement was terminated in January 2005.

        The fees under the monitoring agreement are permitted to be paid only to the extent permitted under the Company's senior credit facilities and any other financing agreement the Company has entered into. Notwithstanding the foregoing, the monitoring and director fees described above will accrue and be earned on a daily basis and will be payable (including all missed payments) on the first date that such a payment is permitted under the senior credit facilities or applicable financing agreement.

        On January 31, 2005, contingent upon the merger closing, Trimaran Fund Management, L.L.C. was paid a $5.0 million fee for arranging the merger of the Company.

        Through TMB Industries ("TMB"), members of management, including the executive officers, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, portions of which are distributed to certain executive officers. The Company provides certain administrative services and corporate facilities to TMB and such companies and is reimbursed for the related costs. These costs are recorded as offsets to selling, general and administrative expense. The Company received reimbursements totaling approximately $0.5 million for 2004. The Company's principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by its stockholders, including, without limitation, the election of directors, mergers, consolidations and sales of all or substantially all of the Company's assets.

22.    Loan to Named Executive Officer

        On September 10, 1999, pursuant a restated promissory note, the Company lent one of its executive officers $100,000 to be used towards the purchase of his residence. Interest of $6,000 relating to this loan has been forgiven each year and is recognized as additional compensation expense.

ACCURIDE® CORPORATION

ACCURIDE® WHEELS

GUNITE Corporation

IMPERIAL GROUP

Bostrom SEATING

BRILLION IRON WORKS

Fabco

7,000,000 Shares

Common Stock

PROSPECTUS
September 30, 2005

Citigroup

Lehman Brothers

Robert W. Baird & Co.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TTI MERGER
USE OF PROCEEDS
MARKET PRICE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA
Unaudited Pro Forma as Adjusted Consolidated Statement of Income Year Ended December 31, 2004
Unaudited Pro Forma as Adjusted Consolidated Statement of Income Six Months Ended June 30, 2004
Unaudited Pro Forma as Adjusted Consolidated Statement of Income Six Months Ended June 30, 2005
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ACCURIDE CORPORATION INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ACCURIDE CORPORATION CONSOLIDATED BALANCE SHEETS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (Restated, Note 4) (Dollars in thousands)
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ACCURIDE CORPORATION For the years ended December 31, 2002, 2003, and 2004 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share and per share data)
ACCURIDE CORPORATION UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
ACCURIDE CORPORATION UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
ACCURIDE CORPORATION UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (AMOUNTS IN THOUSANDS)
ACCURIDE CORPORATION UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
ACCURIDE CORPORATION NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND THE FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (AMOUNTS IN THOUSANDS)
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED BALANCE SHEETS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS